As filed with the Securities and Exchange Commission on August 29, 2023

Registration No. 333-273551

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

To

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PERMEX PETROLEUM CORPORATION

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1381	98-1384682
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2911 Turtle Creek Blvd., Suite 925

Dallas, Texas, 75219

(469) 804-1306

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Mehran Ehsan

Permex Petroleum Corporation

2911 Turtle Creek Blvd., Suite 925

Dallas, Texas, 75219

(469) 804-1306

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Andrew J. Bond, Esq.

Nazia J. Khan, Esq.

Sheppard, Mullin, Richter & Hampton LLP

1901 Avenue of the Stars, Suite 1600

Los Angeles, CA 90067

Telephone: (310) 228-3700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED AUGUST 29, 2023

302,449

Common Shares

Permex Petroleum Corporation

This prospectus relates to the resale by certain selling shareholders of Permex Petroleum Corporation, a corporation organized under the laws of British Columbia, Canada (the “Company”), identified in this prospectus of up to 302,449 common shares (the “Resale Shares”) of the Company, no par value, consisting of (i) 295,282 Resale Shares issuable upon exercise of outstanding warrants and (ii) 7,167 (of the 273,410 common shares issued as part of our early warrant exercise program) common shares, all of which were issued pursuant to our early warrant exercise program which closed on June 30, 2023. See “Warrant Exercise Program” for additional information.

The Resale Shares may be sold by the selling shareholders to or through underwriters or dealers, directly to purchasers or through agents designated from time to time. For additional information regarding the methods of sale you should refer to the section entitled “Plan of Distribution” in this prospectus.

The prices at which the selling shareholders may sell the Resale Shares will be determined by the prevailing market price for the Company’s common shares or in privately negotiated transactions. The Company will not receive any proceeds from the sale of the Resale Shares by the selling shareholders; provided, however, the Company will receive the proceeds from any cash exercise of warrants.

The Company will bear all costs relating to the registration of the Resale Shares, other than any selling shareholder’s legal or accounting costs or commissions.

The Company’s common shares are presently listed on the Canadian Securities Exchange and the Frankfurt Stock Exchange under the symbols “OIL” and “75P”, respectively, and quoted on the OTCQB tier of the OTC Markets Group, Inc. under the symbol “OILCF.” The closing price of the Company’s common shares on August 28, 2023, as reported by the OTCQB was $1.91 per share.

Investing in the Company’s common shares involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 15 of this prospectus and elsewhere in this prospectus for a discussion of information that should be considered in connection with an investment in the Company’s common shares.

The Company may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

The Company is an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements. See “Prospectus Summary - Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated                        , 2023

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The United States Securities and Exchange Commission (the “SEC”) allows us to “incorporate by reference” information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We filed a registration statement on Form S-1, of which this prospectus forms a part, under the Securities Act of 1933, as amended (the “Securities Act”), with the SEC with respect to the securities being offered pursuant to this prospectus. This prospectus omits certain information contained in the registration statement, as permitted by the SEC. You should refer to the registration statement, including the exhibits, for further information about us and the securities being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference. We are incorporating by reference the documents listed below, which we have already filed with the SEC, and all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), except as to any portion of any future report or document that is not deemed filed under such provisions:

1.	Our Annual Report on Form 10-K for the year ended September 30, 2022 filed with the SEC on February 13, 2023;

2.	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 2022, March 31, 2023 and June 30, 2023 filed with the SEC on March 1, 2023, May 22, 2023 and August 21, 2023, respectively;

3.	Our Current Reports on Form 8-K (other than Current Reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) filed with the SEC on October 26, 2022, October 27, 2022, November 4, 2022, April 28, 2023, May 23, 2023 and July 11, 2023;

4.	The description of our common shares contained in Exhibit 4.2 to our Annual Report on Form 10-K for the year ended September 30, 2022 filed with the SEC on February 13, 2023, including any amendment or report filed for the purpose of updating that description.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent that a statement contained in this prospectus or any subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement.

You may request, and we will provide you with, a copy of these filings, at no cost, by calling us at (469) 804-1306 or by writing to us at the following address:

Permex Petroleum Corporation

2911 Turtle Creek Blvd, Suite 925

Dallas, Texas 75219

Attn.: Secretary

-i-

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We have not and the selling shareholders have not authorized anyone to provide you with different information. The selling shareholders are offering to sell, and seeking offers to buy, our common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common shares.

For investors outside the United States: Neither we nor the selling shareholders have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our common shares and the distribution of this prospectus outside the United States.

This prospectus is a part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission. The selling shareholders may from time to time sell the common shares covered by this prospectus and, in certain circumstances, we or the selling shareholders may provide a supplement to this prospectus that will contain certain specific information about the terms of a particular offering by one or more of the selling shareholders or to add information to, or update or change information contained in this prospectus. You should read this prospectus or any supplement to this prospectus before deciding to invest in our common shares. You may obtain this information without charge by following the instructions under “Where You Can Find Additional Information” appearing elsewhere in this prospectus.

-ii-

GLOSSARY OF TERMS

Unless otherwise indicated in this prospectus, natural gas volumes are stated at the legal pressure base of the state or geographic area in which the reserves are located at 60 degrees Fahrenheit. Crude oil and natural gas equivalents are determined using the ratio of six Mcf of natural gas to one barrel of crude oil, condensate or natural gas liquids.

The following definitions shall apply to the technical terms used in this prospectus.

Terms used to describe quantities of crude oil and natural gas:

“Bbl.” One stock tank barrel, of 42 U.S. gallons liquid volume, used herein in reference to crude oil, condensate or NGLs.

“Boe.” A barrel of oil equivalent and is a standard convention used to express crude oil, NGL and natural gas volumes on a comparable crude oil equivalent basis. Gas equivalents are determined under the relative energy content method by using the ratio of 6.0 Mcf of natural gas to 1.0 Bbl of crude oil or NGL.

“MBbl.” One thousand barrels of crude oil, condensate or NGLs.

“MBoe” One thousand barrels of oil equivalent.

“Mcf.” One thousand cubic feet of natural gas.

“MMCF.” one million cubic feet.

“NGLs.” Natural gas liquids. Hydrocarbons found in natural gas that may be extracted as liquefied petroleum gas and natural gasoline.

Terms used to describe our interests in wells and acreage:

“Basin.” A large natural depression on the earth’s surface in which sediments generally brought by water accumulate.

“Completion.” The process of treating a drilled well followed by the installation of permanent equipment for the production of crude oil, NGLs, and/or natural gas.

“Developed acreage.” Acreage consisting of leased acres spaced or assignable to productive wells. Acreage included in spacing units of infill wells is classified as developed acreage at the time production commences from the initial well in the spacing unit. As such, the addition of an infill well does not have any impact on a company’s amount of developed acreage.

“Development well.” A well drilled within the proved area of a crude oil, NGL, or natural gas reservoir to the depth of a stratigraphic horizon (rock layer or formation) known to be productive for the purpose of extracting proved crude oil, NGL, or natural gas reserves.

“Differential.” The difference between a benchmark price of crude oil and natural gas, such as the NYMEX crude oil spot price, and the wellhead price received.

“Dry hole.” A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

“Field.” An area consisting of a single reservoir or multiple reservoirs all grouped on, or related to, the same individual geological structural feature or stratigraphic condition. The field name refers to the surface area, although it may refer to both the surface and the underground productive formations.

“Formation.” A layer of rock which has distinct characteristics that differs from nearby rock.

“Gross acres or Gross wells.” The total acres or wells, as the case may be, in which a working interest is owned.

“Held by operations.” A provision in an oil and gas lease that extends the stated term of the lease as long as drilling operations are ongoing on the property.

“Held by production” or “HBP” A provision in an oil and gas lease that extends the stated term of the lease as long as the property produces a minimum quantity of crude oil, NGLs, and natural gas.

“Hydraulic fracturing.” The technique of improving a well’s production by pumping a mixture of fluids into the formation and rupturing the rock, creating an artificial channel. As part of this technique, sand or other material may also be injected into the formation to keep the channel open, so that fluids or natural gases may more easily flow through the formation.

“Infill well.” A subsequent well drilled in an established spacing unit of an already established productive well in the spacing unit. Acreage on which infill wells are drilled is considered developed commencing with the initial productive well established in the spacing unit. As such, the addition of an infill well does not have any impact on a company’s amount of developed acreage.

“Net acres.” The percentage ownership of gross acres. Net acres are deemed to exist when the sum of fractional ownership working interests in gross acres equals one (e.g., a 10% working interest in a lease covering 640 gross acres is equivalent to 64 net acres).

“NYMEX.” The New York Mercantile Exchange.

“Productive well.” A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of the production exceed production expenses and taxes.

“Recompletion.” The process of treating a drilled well followed by the installation of permanent equipment for the production of crude oil, NGLs or natural gas or, in the case of a dry hole, the reporting of abandonment to the appropriate agency.

“Reservoir.” A porous and permeable underground formation containing a natural accumulation of producible crude oil, NGLs and/or natural gas that is confined by impermeable rock or water barriers and is separate from other reservoirs.

“Spacing.” The distance between wells producing from the same reservoir. Spacing is often expressed in terms of acres, e.g., 40-acre spacing, and is often established by regulatory agencies.

“Undeveloped acreage.” Leased acreage on which wells have not been drilled or completed to a point that would permit the production of economic quantities of crude oil, NGLs, and natural gas, regardless of whether such acreage contains proved reserves. Undeveloped acreage includes net acres held by operations until a productive well is established in the spacing unit.

“Unit.” The joining of all or substantially all interests in a reservoir or field, rather than a single tract, to provide for development and operation without regard to separate property interests. Also, the area covered by a unitization agreement.

“Wellbore.” The hole drilled by the bit that is equipped for natural gas production on a completed well. Also called well or borehole.

“Working interest.” The right granted to the lessee of a property to explore for and to produce and own crude oil, NGLs, natural gas or other minerals. The working interest owners bear the exploration, development, and operating costs on either a cash, penalty, or carried basis.

“Workover.” Operations on a producing well to restore or increase production.

Terms used to assign a present value to or to classify our reserves:

“Possible reserves.” The additional reserves which analysis of geoscience and engineering data suggest are less likely to be recoverable than probable reserves.

“Pre-tax PV-10% or PV-10.” The estimated future net revenue, discounted at a rate of 10% per annum, before income taxes and with no price or cost escalation or de-escalation in accordance with guidelines promulgated by the SEC.

“Probable reserves.” The additional reserves which analysis of geoscience and engineering data indicate are less likely to be recovered than proved reserves but which together with proved reserves, are as likely as not to be recovered.

“Proved reserves.” The quantities of crude oil, NGLs and natural gas, which, by analysis of geosciences and engineering data, can be estimated with reasonable certainty to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

“Proved undeveloped reserves” or “PUDs.” Proved Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. Undrilled locations can be classified as having proved undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. Estimates for proved undeveloped reserves are not attributed to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

“SEC Pricing” means pricing calculated using oil and natural gas price parameters established by current guidelines of the SEC and accounting rules based on the unweighted arithmetic average of oil and natural gas prices as of the first day of each of the 12 months ended on the given date.

PROSPECTUS SUMMARY

This summary highlights information contained in this prospectus. It does not contain all of the information that you should consider in making your investment decision. Before investing in our common shares, you should read this entire prospectus carefully, including the sections entitled “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. Except as otherwise required by the context, references to “Permex,” “the Company,” “we,” “us” and “our” are to Permex Petroleum Corporation, a corporation organized under the laws of British Columbia, Canada, individually, or as the context requires, collectively with its subsidiary. Certain operational terms used in this prospectus are defined in the “Glossary of Terms.” All references to “U.S. Dollars,” “USD” or “$” are to the legal currency of the United States, and all references to “CAD$” and “C$” are to the legal currency of Canada. All references to “M$” are in thousands of dollars.

Company Overview

We are an independent energy company engaged in the acquisition, exploration, development and production of oil and natural gas properties on private, state and federal land in the United States, primarily in the Permian Basin region of West Texas and Southeast New Mexico which includes the Midland – Central Basin and Delaware Basin. We focus on acquiring producing assets at a discount to market, increasing production and cash-flow through recompletion and re-entries, secondary recovery and reducing risk by infill drilling and development. Currently, we own and operate various oil and gas properties as well as royalty interests in 73 wells and five permitted wells across 3,800 acres within the Permian Basin. Overall, we own and operate more than 78 oil and gas wells, have more than 11,700 net acres of production oil and gas assets, 62 shut-in opportunities, 17 salt water disposal wells and two water supply wells allowing for waterflood secondary recovery.

As described in more detail below, according to the 2022 Appraisal Report (defined below), the net present value of net future revenues, (net of royalties, operating costs and capital expenditures, including asset retirement obligations) before income tax, discounted at 10% (“NPV 10%” or “PV10”) of our total proved plus probable reserves is estimated at $428 million, or $221.53 per outstanding share (basis). In particular, based on the information in the 2022 Appraisal Report:

●	Our reserves are comprised of 93% light oil and 7% natural gas;
●	Our total proved reserves were 9.2 million Boe and had a PV10 value of $198 million, which represented an increase of 51% year-over-year;
●	Our total probable reserves were 17.8 million Boe and had a PV10 value of $230 million, which represented an increase of 46% year-over-year; and
●	Our total proved and probable reserves were 27.0 million Boe and a PV10 value of $428 million, which represented an increase of 48% year-over-year.

The following is a summary of our net oil and gas reserves net present value of revenue as of September 30, 2022:

	Reserves MBoe	NPV 10% ($ thousand)	NPV per Boe $/Boe
Proved Developed Producing	492.5	12,057.6	24.48
Total Proved	6,739.0	198,619.1	29.47
Proved Plus Probable	15,917.5	428,186.5	26.90

1.	Natural Gas: 5.98 Mcf/Boe
2.	The 2022 Appraisal Report used SEC Pricing effective September 30, 2022

Oil and Gas Properties

We hired MKM Engineering, who prepared for us an Appraisal of Certain Oil and Gas Interests owned by Permex Petroleum Corporation located in New Mexico and Texas as of September 30, 2022 (the “2022 Appraisal Report”) as well as an Appraisal of Certain Oil and Gas Interests owned by Permex Petroleum Corporation located in New Mexico and Texas as of September 30, 2021 (the “2021 Appraisal Report” and together with the 2022 Appraisal Report the “Appraisal Reports”). MKM Engineering is independent with respect to Permex Petroleum Corporation as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. MKM Engineering’s estimates of our proved and probable reserves in each of the Appraisal Reports were prepared according to generally accepted petroleum engineering and evaluation principles, and each of the Appraisal Reports conform to SEC Pricing. The Appraisal Reports are each filed as an exhibit to the registration statement for which this prospectus is a part.

The Appraisal Reports were each specifically prepared by Michele Mudrone, an employee of MKM Engineering, a registered Professional Engineer in the State of Texas, and a member of the Society of Petroleum Engineers. Ms. Mudrone graduated from the Colorado School of Mines with a Bachelor of Science degree in Petroleum Engineering in 1976 and has been employed in the petroleum industry and directly involved in reservoir engineering, petrophysical analysis, reservoir simulation and property evaluation since that time. Ms. Mudrone certified in each Appraisal Report that she did not receive, nor expects to receive, any direct or indirect interest in the holdings discussed in the report or in the securities of the Company. Because of our current size, we do not have any technical person responsible for overseeing the preparation of the reserve estimates presented herein (or have any internal control policies pertaining to estimates of oil and gas reserves), and consequently, we rely exclusively on the Appraisal Reports in the preparation of the reserve estimates present in this prospectus.

Since all of our reserves are from conventional reservoirs, MKM Engineering assumed for the purposes of its appraisal reports that the technology to be used to develop our reserves would include horizontally drilled wells, fracturing, and acidizing.

The following tables show a summary of our reserves as of September 30, 2022 and September 30, 2021 which have been derived from the Appraisal Reports and conform to SEC Pricing.

Composite Proved Reserve Estimates and Economic Forecasts for the year ended September 30, 2022

	Proved		Proved Developed Producing	Proved Non-Producing	Proved Undeveloped
Net Reserves
Oil/Condensate	MBbl	6,237.1	444.6	709.3	5,083.2
Gas	Mcf	3,001.2	286.2	578.6	2,136.4
Revenue
Oil/Condensate	M$	572,090.2	40,485.1	65,032.6	466,572.5
Gas	M$	17,390.7	1,736.5	3,287.4	12,366.8
Severance and Ad Valorem Taxes	M$	43,493.7	3,633.2	4,955.7	34,904.8
Operating Expenses	M$	48,136.3	11,893.8	5,610.1	30,632.4
Investments	M$	71,700.0	806.9	2,074.6	68,818.5
Operating Income (BFIT)	M$	426,150.9	25,887.7	55,679.6	344,583.6
Discounted @ 10%	M$	198,619.1	12,057.6	34,831.6	151,729.9

Composite Proved Reserve Estimates and Economic Forecasts for the year ended September 30, 2021

	Proved		Proved Developed Producing	Proved Non-Producing	Proved Undeveloped
Net Reserves
Oil/Condensate	MBbl	6,199.4	399.3	188.1	5,612.0
Natural Gas	Mcf	3,018.3	314.4	97.5	2,606.4
Revenue
Oil/Condensate	M$	347,051.0	21,920.1	10,468.6	314,662.3
Natural Gas	M$	8,906.8	949.0	286.9	7,670.9
Severance and Ad Valorem Taxes	M$	26,171.1	1,927.3	774.5	23,469.3
Operating Expenses	M$	43,511.4	8,048.8	3,057.0	32,405.6
Investments	M$	71,700.0	791.9	689.6	70,218.5
Operating Income (BFIT)	M$	214,575.4	12,101.2	6,234.4	196,239.8
Discounted @ 10%	M$	100,772.6	6,356.0	3,644.6	90,772.0

Composite Probable Reserve Estimates and Economic Forecasts for the year ended September 30, 2022

	Probable		Probable Developed Producing	Probable Non-Producing	Probable Undeveloped
Net Reserves
Oil/Condensate	MBbl	7,452.1	1.9	115.9	7,334.3
Gas	Mcf	10,323.8	10.5	6.2	10,307.1
Revenue
Oil/Condensate	M$	680,179.1	164.4	10,469.2	669,545.5
Gas	M$	62,309.3	64.5	38.3	62,206.5
Severance and Ad Valorem Taxes	M$	41,500.1	28.4	750.3	40,721.4
Operating Expenses	M$	50,223.2	73.9	1,112.6	49,036.7
Investments	M$	107,884.9	—	—	107,884.9
Operating Income (BFIT)	M$	542,880.1	126.6	8,644.5	534,109.0
Discounted @ 10%	M$	229,567.4	53.4	3,247.1	226,266.9

Composite Probable Reserve Estimates and Economic Forecasts for the year ended September 30, 2021

	Probable		Probable Non-Producing	Probable Undeveloped
Net Reserves
Oil/Condensate	MBbl	7,466.5	119.8	7,346.7
Natural Gas	Mcf	10,252.1	6.3	10,245.8
Revenue
Oil/Condensate	M$	411,745.8	6,686.4	405,059.4
Natural Gas	M$	30,171.8	18.4	30,153.4
Severance and Ad Valorem Taxes	M$	23,511.2	478.1	23,033.1
Operating Expenses	M$	50,336.3	1,061.2	49,275.1
Investments	M$	102,884.9	—	102,884.9
Operating Income (BFIT)	M$	265,185.3	5,165.5	260,019.8
Discounted @ 10%	M$	123,329.8	1,957.5	121,372.3

Probable reserves are unproven reserves that geologic and engineering analyses suggest are more likely than not to be recoverable. They are not comparable to proved reserves and estimates of oil, condensate, and gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Such reserve and revenue estimates are based on the information currently available, the interpretation of which is subject to uncertainties inherent in applying judgmental factors.

Conversion of Undeveloped Acreage

Our process for converting undeveloped acreage to developed acreage is tied to whether there is any drilling being conducted on the acreage in question. We have started development and conversion of our undeveloped acreage located in Martin County, Texas. The PPC Eoff #3 well, operated by Permex Petroleum, is the first of two permitted wells that has been drilled and is being completed by us on the 7,780 gross acre Breedlove oilfield. Drilling of the first well commenced on September 14, 2022. Management furthermore expects to commence lateral drilling and completion of the well by January 2024, subject to receipt of additional funding.

An aggregate of 5,083 MBoe and 2,136 MMCF of our proved undeveloped reserves as of September 30, 2022, are part of a development plan that has been adopted by management that calls for these undeveloped reserves to be drilled within the next five years, thus resulting in the conversion of such proved undeveloped reserves to developed status within five years of initial disclosure at September 30, 2022. Management currently anticipates spending approximately $10 million in capital expenditures towards developing our proved undeveloped reserves during the 2023 fiscal year, subject to us acquiring the necessary financing.

Proved Undeveloped Reserves Additions

From September 30, 2021 to September 30, 2022, we had no proved undeveloped additions. The specific changes to our proved undeveloped reserves from September 30, 2021 to September 30, 2022 were as follows:

	Breedlove	Pittcock & Mary Bullard	Henshaw	Royalty Wells	Total
Beginning balance at September 30, 2021 (MBoe)(1)	5,584.14	336.09	—	0.22	5,920.45
Production (MBoe)(1)	—	—	—	—	—
Revisions or reclassifications of previous estimates (MBoe)(1)	(589.17)	—	—	—	(589.17)
Improved Recovery (MBoe)(1)	—	—	—	—	—
Extensions and Discoveries (MBoe)(1)	—	—	—	—	—
Acquisitions/Purchases (MBoe)(1)	—	—	—	—	—
Sales (MBoe)(1)	—	—	—	—	—
Price Change (MBoe)	(28.54)	6.02	—	—	(22.52)
Ending balance as of September 30, 2022 (MBoe)(1)	4,966.43	342.11	—	0.22	5,308.76

(1)	Natural gas volumes have been converted to Boe based on energy content of six Mcf of gas to one Bbl of oil. Barrels of oil equivalence does not necessarily result in price equivalence. The price of natural gas on a barrel of oil equivalent basis is currently substantially lower than the corresponding price for oil and has been similarly lower for a number of years. For example, in the year ended September 30, 2022, the average prices of WTI (Cushing) oil and NYMEX Henry Hub natural gas were $91.71 per Bbl and $6.126 per Mcf, respectively, resulting in an oil-to-gas ratio of just under 14 to 1.

Financing of Proved and Probable Undeveloped Reserves

We currently estimate that the total cost to develop our proved undeveloped reserves of 5,083.2 MBbl of oil and 2,136.4 Mcf of natural gas as of September 30, 2022 is $68,818,530. We expect to finance these capital costs through a combination of current cash on hand, debt financing through a line of credit or similar debt instrument, one or more offerings of debt or equity, and from cash generated from estimated revenues from sales of oil and natural gas produced at our wells.

We currently estimate that the total cost to develop our probable undeveloped reserves of 7,334.3 MBbl of oil and 10,307.1 Mcf of natural gas as of September 30, 2022 is $107,884,900. We expect to finance these capital costs through a combination of joint ventures, farm-in agreements, direct participation programs, one or more offerings of equity, a debt offering or entering into a line of credit, and from cash generated from estimated revenues from sales of oil and natural gas produced at our wells.

Drilling Activities

We drilled one well during the last three fiscal years. As at September 30, 2022, we had 78 gross wells and 14 net productive wells. Our gross developed acreage totaled 5,177 and net developed acreage totaled 3,942 with the following property breakdown:

Property	Gross Developed Acreage	Net Developed Acreage	Gross Productive Wells	Net Productive Wells
Pittcock	818	664.63	1	0.81
Henshaw	1,880	1,353.60	6	4.32
Oxy Yates	680	489.60	5	3.60
Bullard	241	187.98	1	0.78
Breedlove	1,558	1,246.40	16	12.80
Royalty Interest Properties	—	—	73	0.01

We have 6,000 gross undeveloped acres and 4,800 net undeveloped acres. All of our undeveloped acreage is on our Breedlove property.

Our leases are held by production in perpetuity. If a field/lease is undeveloped it typically has a 2, 3 or 5 year term of expiry. We have over 340 leases covering undeveloped acreage and less than 5% of these leases have an expiry date that is less than two years from the date hereof.

Sales and Production

The average sales prices of our oil and gas products sold in the fiscal years ended September 30, 2022, 2021, and 2020 was $89.14/Boe, $54.19/Boe, and $38.51/Boe, respectively.

Our net production quantities by final product sold in the fiscal years ended September 30, 2022, 2021, and 2020, was 12,597.45 Boe, 1,182.70 Boe, and 17,772.14 Boe, respectively.

Our average production costs per unit for the fiscal years ended September 30, 2022, 2021, and 2020, was $65.82/Boe, and $40.94/Boe, and $32.59/Boe, respectively.

The breakdown of production and prices between oil/condensate and natural gas was as follows:

Net Production Volumes	Fiscal Year Ended September 30, 2022	Fiscal Year Ended September 30, 2021	Fiscal Year Ended September 30, 2020
Oil/Condensate (Bbl)	10,670	948	16,240
Natural Gas (Mcf)	11,567	1,410	9,196

Average Sales Price	Fiscal Year Ended September 30, 2022	Fiscal Year Ended September 30, 2021	Fiscal Year Ended September 30, 2020
Oil/Condensate ($/Bbl)	96.18	62.37	41.09
Natural Gas ($/Mcf)	8.36	3.54	1.44

The breakdown of our production quantities by individual product type for each of our fields that contain 15% or more of our total proved reserves expressed on an oil-equivalent-barrels basis was as follows:

Breedlove

Net Production Volumes	Fiscal Year Ended September 30, 2022	Fiscal Year Ended September 30, 2021	Fiscal Year Ended September 30, 2020
Oil/Condensate (Bbl)	6,998	—	—
Natural Gas (Mcf)	11,567	419	—

Henshaw

Net Production Volumes	Fiscal Year Ended September 30, 2022	Fiscal Year Ended September 30, 2021	Fiscal Year Ended September 30, 2020
Oil/Condensate (Bbl)	2,189	—	—
Natural Gas (Mcf)	—	—	—

Pittcock - Mary Bullard

Net Production Volumes	Fiscal Year Ended September 30, 2022	Fiscal Year Ended September 30, 2021	Fiscal Year Ended September 30, 2020
Oil/Condensate (Bbl)	1,483	847	291
Natural Gas (Mcf)	—	—	—

ODC San Andres

Net Production Volumes	Fiscal Year Ended September 30, 2022	Fiscal Year Ended September 30, 2021	Fiscal Year Ended September 30, 2020
Oil/Condensate (Bbl)	—	—	15,948
Natural Gas (Mcf)	—	—	2,605

Texas Properties

Breedlove “B” Clearfork Leases

In September 2021, we, through our wholly-owned subsidiary, Permex Petroleum US Corporation, acquired a 100% Working Interest and an 81.75% Net Revenue Interest in the Breedlove “B” Clearfork leases located in Martin County, Texas. We issued 416,666 common shares and 208,333 share purchase warrants as consideration for this acquisition. The Breedlove “B” Clearfork properties situated in Martin County, Texas are over 12 contiguous sections for a total of 7,870.23 gross and 7,741.67 net acres, of which 98% is held by production in the core of the Permian Basin. It is bounded on the north by Dawson County, on the east by Howard County, on the south by Glasscock and Midland Counties, and on the west by Andrews County. There is a total of 25 vertical wells of which 12 are producers, 4 are saltwater disposal wells and 9 that are shut-in opportunities. In January 2022, we began the pilot re-entry on the Carter Clearfork well #5, which is one of 67 shut-in wells that we currently own. The re-entry involved targeting the Clearfork formation at a depth of 7,200 feet. Due to the high water concentrating in the fluid entry, management plans to install appropriate flow-lines from this well to the injections wells on the property prior to putting the well back on pump. By doing so management plans to reduce unnecessary operating expenses from water disposal in third party disposal facilities.

Pittcock Leases

The Pittcock Leases are situated in Stonewall County which is in Northwest Texas, in the central part of the North Central Plains and consists of the Pittcock North property, the Pittcock South property and the Windy Jones Property. It is bounded on the north by King County, on the east by Haskell County, on the south by Fisher and Jones Counties, and on the west by Kent County. The Pittcock North property covers 320 acres held by production. There is currently one producing well, ten shut-in wells, two saltwater disposal wells, and a water supply well. We hold a 100% working interest in the Pittcock North Property and an 81.25% net revenue interest. The Pittcock South property covers 498 acres in four tracts. There are currently 19 shut-in wells and two saltwater disposal wells. We hold a 100% working interest in the lease and a 71.90% net revenue interest. The Windy Jones Property consists of 40 acres and includes two injection wells and two suspended oil wells. The sole purpose of the Windy Jones property is to provide waterflood to the offset wells being the Pittcock wells located east boundary of the Windy Jones Property. We hold a 100% working interest in the Windy Jones Property and a 78.9% net revenue interest.

Mary Bullard Property

We acquired the Mary Bullard Property in August 2017 for cash consideration of approximately $50,000. The Mary Bullard Property is located in Stonewall County, about 5 ½ miles south west of Aspermont, Texas. It is bounded on the north by King County, on the east by Haskell County, on the south by Fisher and Jones Counties, and on the west by Kent County. The asset is situated on the Eastern Shelf of the Midland Basin in the central part of the North Central Plains. The Mary Bullard Property covers 241 acres held by production and is productive in the Clearfork formation at a depth of approximately 3,200 feet. There is currently one producing well, four shut-in wells, and two water injection wells. We hold a 100% working interest in the Mary Bullard Property and a 78.625% net revenue interest.

New Mexico Properties

In December 2017, Permex Petroleum US Corporation, our wholly-owned subsidiary, acquired the West Henshaw Property and the Oxy Yates Property for $170,000 from Permex Petroleum Company LLC (“PPC”). An additional $95,000 was transferred by us to PPC to purchase reclamation bonds in connection with the future operation of the properties.

West Henshaw Property

The West Henshaw Property is located in Eddy County, New Mexico, 12 miles northeast of Loco Hills in the Delaware Basin. Eddy County is in Southeast New Mexico. It is bounded by Chaves County to the north, Otero County to the east, Loving County, Texas to the south, and Lea County to the west. The West Henshaw Property covers 1,880 acres held by production. There are two producing wells, seven shut-in wells and four saltwater disposal wells. We hold a 100% working interest in the West Henshaw Property and a 72% net revenue interest.

In January 2022, we began the pilot re-entry on the West Henshaw well #15-3, one out of the 67 shut-in wells we currently owns. The re-entry and re-stimulation involved the West Henshaw property targeting the Grayburg formation at a depth of 2,850 feet. The recompletion was successful and came online at an initial rate of 30 bopd and has stabilized at 15 bopd.

In April 2022, we began the re-entry on the West Henshaw well #6-10. The re-entry and re-stimulation involved the West Henshaw property targeting the Grayburg formation at a depth of 2,850 feet. The recompletion was successful and came online at an initial rate of 15 bopd and has stabilized at 10 bopd.

The remaining 67 shut-in wells that we plan to re-enter have potential to yield similar results increasing our total daily production solely by re-entering shut-in wells.

Oxy Yates Property

The Oxy Yates Property is located in Eddy County, approximately eight miles north of Carlsbad, New Mexico in the Delaware Basin. It is bounded by Chaves County to the north, Otero County to the east, Loving County, Texas to the south, and Lea County to the west. The Oxy Yates Property covers 680 acres held by production. There is one producing well and nine shut-in wells. The Yates formation is located at an average depth of 1,200 feet and overlies the Seven River formation and underlies the Tansill formation. We hold a 100% working interest in the Oxy Yates Property and a 77% net revenue interest.

Royalty Interest Properties

During the year ended September 30, 2021, we acquired royalty interests in 73 producing oil and gas wells located in Texas and New Mexico for $179,095. There are no changes to the royalty interests held by the Company in fiscal 2022.

Business Strategy

The principal elements of our business strategy include the following:

●	Grow production and reserves in a capital efficient manner using internally generated levered free cash flow. We intend to allocate capital in a disciplined manner to projects that we anticipate will produce predictable and attractive rates of return. We plan to direct capital to our oil-oriented and reduced-risk development opportunities while focusing on driving cost efficiencies across our asset base with the primary objective of internally funding our capital budget and growth plan. We may also use our capital flexibility to pursue value-enhancing, bolt-on acquisitions to opportunistically improve our positions in existing basins.

●	Maximize ultimate hydrocarbon recovery from our assets by optimizing drilling, completion and production techniques and investigating deeper reservoirs and areas beyond our known productive areas. While we intend to utilize proven techniques and technologies, we will also continuously seek efficiencies in our drilling, completion and production techniques in order to optimize ultimate resource recoveries, rates of return and cash flows. We will explore innovative enhanced oil recovery (“EOR”) techniques to unlock additional value and have allocated capital towards next generation technologies. For example, we have already completed extensive waterflood EOR studies in Pittcock North and Pittcock South. Through these studies, we will seek to expand our development beyond our known productive areas in order to add probable and possible reserves to our inventory at attractive all-in costs as of the time of our studies.

●	Pursue operational excellence with a sense of urgency. We plan to deliver low cost, consistent, timely and efficient execution of our drilling campaigns, work programs and operations. We intend to execute our operations in a safe and environmentally responsible manner, focus on reducing our emissions, apply advanced technologies, and continuously seek ways to reduce our operating cash costs on a per barrel basis.

●	Pursue strategic acquisitions that maintain or reduce our break-even costs. We intend to actively pursue accretive acquisitions, mergers and dispositions that are intended to improve our margins, returns, and break-even costs of our investment portfolio. Financial strategies associated with these efforts will focus on delivering competitive adjusted per share returns.

Development

We believe that there is significant value to be created by drilling the identified undeveloped opportunities on our properties in conjunction with the stimulation and rework of our shut-in wells. While our near-term plans are focused towards drilling wells on our existing acreage to develop the potential contained therein, our long-term plans also include continuing to evaluate acquisition and leasing opportunities that can earn attractive rates of return on capital employed.

Risk Factor Summary

Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common shares. Among these important risks are the following:

●	If we fail to obtain the capital necessary to fund our operations, we will be unable to continue our operations and you will likely lose your entire investment. Even if we can raise additional funding, we may be required to do so on terms that are dilutive to you.

●	Oil and gas prices are volatile, and declines in prices may adversely affect our financial position, financial results, cash flows, access to capital and ability to grow.

●	The actual quantities and present value of our proved oil, gas, and NGL reserves may be less than we have estimated.

●	Our acquisition strategy may subject us to certain risks associated with the inherent uncertainty in evaluating properties.

●	We may be unable to successfully integrate recently acquired assets or any assets we may acquire in the future into our business or achieve the anticipated benefits of such acquisitions.

●	Drilling for and producing oil, natural gas and NGLs are high risk activities with many uncertainties that could adversely affect our financial condition or results of operations.

●	Our future success depends on our ability to replace reserves.

●	Our business depends on third-party transportation and processing facilities and other assets that are owned by third parties.

●	The development of our proved undeveloped reserves may take longer and may require higher levels of capital expenditures than we currently anticipate. Therefore, our undeveloped reserves may not be ultimately developed or produced.

●	Weather conditions, which could become more frequent or severe due to climate change, could adversely affect our ability to conduct drilling, completion and production activities in the areas where we operate.

●	We may incur losses as a result of title defects in the properties in which we invest.

●	Fuel conservation measures, technological advances and negative shift in market perception towards the oil and natural gas industry could reduce demand for oil and natural gas.

●	Our operations are concentrated in the Permian and Delaware Basins, making us vulnerable to risks associated with operating in a limited geographic area.

●	Increased attention to environmental, social and governance matters may impact our business.

●	We are substantially dependent on a limited number of customers.

●	The unavailability, high cost or shortages of rigs, equipment, raw materials, supplies or personnel may restrict or result in increased costs for operators related to developing and operating our properties.

●	Our business is highly regulated and governmental authorities can delay or deny permits and approvals or change legal requirements governing our operations, including well stimulation, enhanced production techniques and fluid injection or disposal, that could increase costs, restrict operations and delay our implementation of, or cause us to change, our business strategy.

●	Failure to comply with environmental laws and regulations could result in substantial penalties and adversely affect our business.

●	The market price of our common shares is volatile and may not accurately reflect the long term value of our Company.

●	Our principal shareholders and management own a significant percentage of our shares and may be able to exert significant control over matters subject to shareholder approval.

●	We are a British Columbia company and it may be difficult for you to enforce judgments against us or certain of our directors or officers.

●	An investment in our securities, and certain subsequent transactions with respect to our securities, may result in uncertain or adverse U.S. federal income tax consequences for an investor.

Corporate History

We were incorporated on April 24, 2017 under the laws of British Columbia, Canada. At June 30, 2023, we have one wholly-owned subsidiary, Permex Petroleum US Corporation, a corporation incorporated under the laws of New Mexico (Permex U.S.). We own and operate oil and gas properties in Texas (Breedlove “B” Property, Pittcock North Property, Pittcock South Property, and Mary Bullard Property), and Permex U.S. owns and operates oil and gas properties in New Mexico (Henshaw Property and the Oxy Yates Property).

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley Act”), and the requirement to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in the registration statement of which this prospectus forms a part. We are currently utilizing or intend to utilize both of these exemptions. We have not made a decision whether to take advantage of any other exemptions available to emerging growth companies. We do not know if some investors will find our securities less attractive as a result of our utilization of these or other exemptions. The result may be a less active trading market for our securities and our share price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, such an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have chosen to take advantage of the extended transition periods available to emerging growth companies under the JOBS Act for complying with new or revised accounting standards until those standards would otherwise apply to private companies provided under the JOBS Act. As a result, our consolidated financial statements may not be comparable to those of companies that comply with public company effective dates for complying with new or revised accounting standards.

We will remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, (c) the date on which we have issued more than $1.0 billion in nonconvertible debt during the preceding three-year period or (d) the last day of our fiscal year containing the fifth anniversary of the date on which we completed our initial public offering of securities.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and in our filings with the SEC. As a result, the information that we provide to our shareholders may be different than you might receive from other public reporting companies in which you hold equity interests.

We are also a “smaller reporting company” as defined under the Securities Act and Exchange Act. We may continue to be a smaller reporting company so long as either (i) the market value of our common shares held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our common shares held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and have reduced disclosure obligations regarding executive compensation, and, similar to emerging growth companies, if we are a smaller reporting company under the requirements of (ii) above, we would not be required to obtain an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

THE OFFERING

The following summary is provided solely for convenience and is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus.

Common shares offered by selling shareholders	302,449 common shares, including 295,282 common shares issuable upon exercise of outstanding warrants.

Offering price	Market price or privately negotiated prices.

Common shares outstanding after this offering	2,206,014.

Use of proceeds	We will not receive any proceeds from the sale of the Resale Shares by the selling shareholders; provided, however, we will receive the proceeds from any cash exercise of warrants. See “Use of Proceeds”

Risk factors	Investing in our common shares involves a high degree of risk. See “Risk Factors” in this prospectus for a discussion of factors you should carefully consider before investing in our common shares.

OTCQB symbol	“OILCF”

The number of common shares shown above to be outstanding after this offering is based on 2,206,014 common shares outstanding as of August 21, 2023. This number of common shares excludes:

●	81,250 common shares issuable upon the exercise of outstanding options, with a weighted average exercise price of $13.74 per share;

●	1,118,942 common shares issuable upon the exercise of outstanding warrants, with a weighted average exercise price of $9.95 per share;

●	139,351 common shares available for future issuance under our 2017 and 2022 Stock Option Plans.

RISK FACTORS

Investing in our common shares involves a high degree of risk. You should carefully consider the risks and information below and elsewhere in this prospectus, including our consolidated financial statements and the related notes thereto, before making an investment decision. We describe risks below that we currently believe are the material risks of our business, our industry and our common shares. These are not the only risks we face. We are subject to risks that are currently unknown to us, or that we may currently believe are remote or immaterial. If any of these risks or events occurs, our business, financial condition and operating results could be harmed. In that case, the trading price of our common shares could decline, and you might lose all or part of your investment in our common shares.

Risks Related to Our Financial Position and Need for Capital

If we fail to obtain the capital necessary to fund our operations, we will be unable to continue our operations and you will likely lose your entire investment.

We are in the early stages of our operations and have not generated revenue in excess of our expenses. We will likely operate at a loss until our business becomes established, and we may require additional financing in order to fund future operations and expansion plans. Our ability to secure any required financing to sustain operations will depend in part upon prevailing capital market conditions and the success of our operations. There can be no assurance that we will be successful in our efforts to secure any additional financing or additional financing on terms satisfactory to us. If adequate funds are not available, or are not available on acceptable terms, we may be required to scale back our current business plan or cease operations.

Even if we can raise additional funding, we may be required to do so on terms that are dilutive to you.

The capital markets have been unpredictable in the recent past. In addition, it is generally difficult for early stage companies to raise capital under current market conditions. The amount of capital that a company such as ours is able to raise often depends on variables that are beyond our control. As a result, we may not be able to secure financing on terms attractive to us, or at all. If we are able to consummate a financing arrangement, the amount raised may not be sufficient to meet our future needs and may be dilutive to our current shareholders. If adequate funds are not available on acceptable terms, or at all, our business, including our results of operations, financial condition and our continued viability will be materially adversely affected.

We have a limited operating history.

We have a limited operating history and our business is subject to all of the risks inherent in the establishment of a new business enterprise. Our likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with development and expansion of a new business enterprise. If we are unable to achieve profitability, we may be unable to continue our operations.

Risks Related to Our Business

Oil and gas prices are volatile, and declines in prices may adversely affect our financial position, financial results, cash flows, access to capital and ability to grow.

The prices we receive for our oil and natural gas production heavily influence our revenue, operating results, profitability, access to capital, future rate of growth and carrying value of our properties. Oil and natural gas are commodities, and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand, as well as costs and terms of transport to downstream markets.

Historically, the commodities markets had volatile prices, and these markets will likely continue to be volatile in the future. If the prices of oil and natural gas experience a substantial decline, our operations, financial condition and level of expenditures for the development of our oil and natural gas reserves may be materially and adversely affected. The prices we receive for our production, and the levels of our production, depend on numerous factors beyond our control and include the following:

●	changes in global supply and demand for oil and natural gas;
●	the actions of the Organization of Petroleum Exporting Countries;
●	political conditions, including embargoes, in or affecting other oil-producing activity;
●	the level of global oil and natural gas exploration and production activity;
●	the level of global oil and natural gas inventories;
●	weather conditions;
●	technological advances affecting energy consumption; and
●	the price and availability of alternative fuels.

Volatile oil and natural gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and natural gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

Our revenues, operating results, profitability and future rate of growth depend primarily upon the prices we receive for oil and, to a lesser extent, natural gas that we sell. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. In addition, we may need to record asset carrying value write-downs if prices fall. A significant decline in the prices of natural gas or oil could adversely affect our financial position, financial results, cash flows, access to capital and ability to grow.

The actual quantities and present value of our proved oil, gas, and NGL reserves may be less than we have estimated.

There are numerous uncertainties inherent in estimating crude oil and natural gas reserves and their value. Reservoir engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. Because of the high degree of judgment involved, the accuracy of any reserve estimate is inherently imprecise, and a function of the quality of available data and the engineering and geological interpretation. Our reserves estimates are based on 12-month average prices, except where contractual arrangements exist; therefore, reserves quantities will change when actual prices increase or decrease. In addition, results of drilling, testing, and production may substantially change the reserve estimates for a given reservoir over time. The estimates of our proved reserves and estimated future net revenues also depend on a number of factors and assumptions that may vary considerably from actual results, including:

●	historical production from the area compared with production from other areas;
●	the effects of regulations by governmental agencies, including changes to severance and excise taxes;
●	future operating costs and capital expenditures; and
●	workover and remediation costs.

For these reasons, estimates of the economically recoverable quantities of crude oil and natural gas attributable to any particular group of properties, classifications of those reserves and estimates of the future net cash flows expected from them prepared by different engineers or by the same engineers but at different times may vary substantially. Accordingly, reserves estimates may be subject to upward or downward adjustment, and actual production, revenue and expenditures with respect to our reserves likely will vary, possibly materially, from estimates.

Additionally, because some of our reserves estimates are calculated using volumetric analysis, those estimates are less reliable than the estimates based on a lengthy production history. Volumetric analysis involves estimating the volume of a reservoir based on the net feet of pay of the structure and an estimation of the area covered by the structure. In addition, realization or recognition of proved undeveloped reserves will depend on our development schedule and plans. A change in future development plans for proved undeveloped reserves could cause the discontinuation of the classification of these reserves as proved.

Our acquisition strategy may subject us to certain risks associated with the inherent uncertainty in evaluating properties.

Although we perform a review of properties that we acquire that we believe is consistent with industry practices, such reviews are inherently incomplete. It generally is not feasible to review in-depth every individual property involved in each acquisition. Ordinarily, we will focus our review efforts on the higher-value properties and will sample the remainder. However, even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit us as a buyer to become sufficiently familiar with the properties to assess fully and accurately their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, we often assume certain environmental and other risks and liabilities in connection with acquired properties. There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and future production rates and costs with respect to acquired properties, and actual results may vary substantially from those assumed in the estimates. In addition, there can be no assurance that acquisitions will not have an adverse effect upon our operating results, particularly during the periods in which the operations of acquired businesses are being integrated into our ongoing operations.

We may be unable to successfully integrate recently acquired assets or any assets we may acquire in the future into our business or achieve the anticipated benefits of such acquisitions.

Our ability to achieve the anticipated benefits of our acquisitions will depend in part upon whether we can integrate the acquired assets into our existing business in an efficient and effective manner. We may not be able to accomplish this integration process successfully. The successful acquisition of producing properties requires an assessment of several factors, including:

●	recoverable reserves;
●	future oil and natural gas prices and their appropriate differentials;
●	availability and cost of transportation of production to markets;
●	availability and cost of drilling equipment and of skilled personnel;
●	development and operating costs including access to water and potential environmental and other liabilities; and
●	regulatory, permitting and similar matters.

The accuracy of these assessments is inherently uncertain. In connection with these assessments, we have performed reviews of the subject properties that we believe to be generally consistent with industry practices. The reviews are based on our analysis of historical production data, assumptions regarding capital expenditures and anticipated production declines without review by an independent petroleum engineering firm. Data used in such reviews are typically furnished by the seller or obtained from publicly available sources. Our review may not reveal all existing or potential problems or permit us to fully assess the deficiencies and potential recoverable reserves for all of the acquired properties, and the reserves and production related to the acquired properties may differ materially after such data is reviewed by an independent petroleum engineering firm or further by us. Inspections will not always be performed on every well, and environmental problems are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or a portion of the underlying deficiencies. The integration process may be subject to delays or changed circumstances, and we can give no assurance that our acquired assets will perform in accordance with our expectations or that our expectations with respect to integration or cost savings as a result of such acquisitions will materialize.

Drilling for and producing oil, natural gas and NGLs are high risk activities with many uncertainties that could adversely affect our financial condition or results of operations.

Our drilling activities are subject to many risks, including the risk that they will not discover commercially productive reservoirs. Drilling for oil or natural gas can be uneconomical, not only from dry holes, but also from productive wells that do not produce sufficient revenues to be commercially viable. In addition, drilling and producing operations on our acreage may be curtailed, delayed or canceled as a result of other factors, including:

●	declines in oil or natural gas prices, as occurred in 2020 in connection with the COVID-19 pandemic;
●	infrastructure limitations;
●	the high cost, shortages or delays of equipment, materials and services;
●	unexpected operational events, pipeline ruptures or spills, adverse weather conditions, facility malfunctions or title problems;
●	compliance with environmental and other governmental requirements;
●	regulations, restrictions, moratoria and bans on injection wells and water disposal;
●	unusual or unexpected geological formations;
●	environmental hazards, such as oil, natural gas or well fluids spills or releases, pipeline or tank ruptures and discharges of toxic gas;
●	fires, blowouts, craterings, explosions and other physical accidents;
●	uncontrollable flows of oil, natural gas or well fluids;
●	changes in the cost of decommissioning or plugging wells;
●	maintenance of quality, purity and thermal quality standards both for commodity sales and purposes of transportation;
●	members of the public have engaged in physical confrontations or acts of sabotage to impede or prevent transportation of hydrocarbons; and
●	pipeline capacity curtailments.

In addition to causing curtailments, delays and cancellations of drilling and producing operations, many of these events can cause substantial losses, including personal injury or loss of life, damage to or destruction of property, natural resources and equipment, pollution, environmental contamination, loss of wells and regulatory penalties. The occurrence of an event that is not fully covered by insurance could have a material adverse impact on our business activities, financial condition and results of operations.

Our future success depends on our ability to replace reserves.

Because the rate of production from oil and natural gas properties generally declines as reserves are depleted, our future success depends upon our ability to economically find or acquire and produce additional oil and natural gas reserves. Except to the extent that we acquire additional properties containing proved reserves, conduct successful exploration and development activities or, through engineering studies, identify additional behind-pipe zones or secondary recovery reserves, our proved reserves will decline as our reserves are produced. Future oil and natural gas production, therefore, is highly dependent upon our level of success in acquiring or finding additional reserves that are economically recoverable. We cannot assure you that we will be able to find or acquire and develop additional reserves at an acceptable cost. We may acquire significant amounts of unproved property to further our development efforts. Development and exploratory drilling and production activities are subject to many risks, including the risk that no commercially productive reservoirs will be discovered. We seek to acquire both proved and producing properties as well as undeveloped acreage that we believe will enhance growth potential and increase our earnings over time. However, we cannot assure you that all of these properties will contain economically viable reserves or that we will not abandon our initial investments. Additionally, we cannot assure you that unproved reserves or undeveloped acreage that we acquire will be profitably developed, that new wells drilled on our properties will be productive or that we will recover all or any portion of our investments in our properties and reserves.

Our business depends on third-party transportation and processing facilities and other assets that are owned by third parties.

The marketability of our oil and natural gas depends in part on the availability, proximity, capacity and cost of pipeline and gathering systems, processing facilities, oil trucking and barging fleets and rail transportation assets as well as storage facilities owned by third parties. The lack of available capacity on these systems and facilities, whether as a result of proration, growth in demand outpacing growth in capacity, physical damage, scheduled maintenance or other reasons could result in a substantial increase in costs, declines in realized commodity prices, the shut-in of producing wells or the delay or discontinuance of development plans for our properties. In addition, our wells may be drilled in locations that are serviced to a limited extent, if at all, by gathering and transportation pipelines, which may or may not have sufficient capacity to transport production from all of the wells in the area. As a result, we rely on third-party oil trucking to transport a significant portion of our production to third-party transportation pipelines, rail loading facilities and other market access points. In addition, concerns about the safety and security of oil and gas transportation by pipeline may result in public opposition to pipeline development or continued operation and increased regulation of pipelines by the Pipeline and Hazardous Materials Safety Administration, and therefore less capacity to transport our products by pipeline. Any significant curtailment in gathering system or pipeline capacity, or the unavailability of sufficient third-party trucking or rail capacity, could adversely affect our business, results of operations and financial condition. Our contracts for downstream transportation service include those that may be adjusted on a month-to-month basis, impacting underlying economics of our production. Our downstream contract transportation counterparties include entities that are far larger than we are and have greater market share in their markets than is the case for us in our markets.

The development of our proved undeveloped reserves may take longer and may require higher levels of capital expenditures than we currently anticipate. Therefore, our undeveloped reserves may not be ultimately developed or produced.

Approximately 80.7% of our estimated net proved reserves volumes were classified as proved undeveloped as of September 30, 2022. Development of these reserves may take longer and require higher levels of capital expenditures than we currently anticipate. Delays in the development of our reserves or increases in costs to drill and develop such reserves will reduce the PV-10 value of our estimated proved undeveloped reserves and future net revenues estimated for such reserves and may result in some projects becoming uneconomic. In addition, delays in the development of reserves could cause us to have to reclassify our proved reserves as unproved reserves.

Weather conditions, which could become more frequent or severe due to climate change, could adversely affect our ability to conduct drilling, completion and production activities in the areas where we operate.

Our exploration and development activities and equipment can be adversely affected by severe weather such as well freeze-offs, which may cause a loss of production from temporary cessation of activity or lost or damaged equipment. Our planning for normal climatic variation, insurance programs, and emergency recovery plans may inadequately mitigate the effects of such weather conditions, and not all such effects can be predicted, eliminated, or insured against. In addition, demand for oil and gas are, to a degree, dependent on weather and climate, which impact the price we receive for the commodities we produce. These constraints could delay or temporarily halt our operations and materially increase our operation and capital costs, which could have a material adverse effect on our business, financial condition and results of operations.

We may incur losses as a result of title defects in the properties in which we invest.

The existence of a material title deficiency can render a lease worthless. In the course of acquiring the rights to develop natural gas, we typically execute a lease agreement with payment to the lessor subject to title verification. In many cases, we incur the expense of retaining lawyers to verify the rightful owners of the gas interests prior to payment of such lease bonus to the lessor. There is no certainty, however, that a lessor has valid title to their lease’s gas interests. In those cases, such leases are generally voided and payment is not remitted to the lessor. As such, title failures may result in fewer net acres to us. Prior to the drilling of a natural gas well, however, it is the normal practice in our industry for the person or company acting as the operator of the well to obtain a preliminary title review to ensure there are no obvious defects in title to the well. Frequently, as a result of such examinations, certain curative work must be done to correct defects in the marketability of the title, and such curative work entails expense. Our failure to cure any title defects may delay or prevent us from utilizing the associated mineral interest, which may adversely impact our ability in the future to increase production and reserves. Accordingly, undeveloped acreage has greater risk of title defects than developed acreage. If there are any title defects or defects in assignment of leasehold rights in properties in which we hold an interest, we will suffer a financial loss. Additionally, hydrocarbons or other fluids in one reservoir may migrate to another stratum or reservoir, resulting in disputes regarding ownership, the entitlement to produce, and responsibility for consequences of such migration of the fluids.

We conduct business in a highly competitive industry.

The oil and natural gas industry is highly competitive. The key areas in respect of which we face competition include: acquisition of assets offered for sale by other companies; access to capital (debt and equity) for financing and operational purposes; purchasing, leasing, hiring, chartering or other procuring of equipment and contractors that may be scarce; and employment of qualified and experienced skilled management and oil and natural gas professionals. Competition in our markets is intense and depends, among other things, on the number of competitors in the market, their financial resources, their degree of geological, geophysical, engineering and management expertise and capabilities, their pricing policies, their ability to develop properties on time and on budget, their ability to select, acquire and develop reserves and their ability to foster and maintain relationships with the relevant authorities. Our competitors also include those entities with greater technical, physical and financial resources. In some markets, our products compete with other sources of energy, or other fuels (e.g., hydroelectricity) that may from time to time become more abundant or experience decreased prices. Finally, companies and certain private equity firms not previously investing in oil and natural gas may choose to acquire reserves to establish a firm supply or simply as an investment. Any such companies will also increase market competition which may directly affect us. If we are unsuccessful in competing against other companies, our business, results of operations, financial condition or prospects could be materially adversely affected.

Decommissioning costs are unknown and may be substantial. Unplanned costs could divert resources from other projects.

We may become responsible for costs associated with plugging, repairing, abandoning and reclaiming wells, pipelines and other facilities that we use for production of oil and natural gas reserves. Abandonment and reclamation of these facilities and the costs associated therewith is often referred to as “decommissioning.” We accrue a liability for decommissioning costs associated with our wells, but have not established any cash reserve account for these potential costs in respect of any of our properties. If decommissioning is required before economic depletion of our properties or if our estimates of the costs of decommissioning exceed the value of the reserves remaining at any particular time to cover such decommissioning costs, we may have to draw on funds from other sources to satisfy such costs. The use of other funds to satisfy such decommissioning costs could impair our ability to focus capital investment in other areas of our business. Decommissioning costs’ predictability is challenging as more focus and demand is placed on decommissioning activities in the future than was previously the case, and because we do not have lengthy operating experience with our wells.

Fuel conservation measures, technological advances and negative shift in market perception towards the oil and natural gas industry could reduce demand for oil and natural gas.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices, and the increased competitiveness of alternative energy sources could reduce demand for oil and natural gas. Additionally, the increased competitiveness of alternative energy sources (such as electric vehicles, wind, solar, geothermal, tidal, fuel cells and biofuels) could reduce demand for oil and natural gas and, therefore, our revenues.

Additionally, certain segments of the investor community have recently expressed negative sentiment towards investing in the oil and natural gas industry. Recent equity returns in the sector versus other industry sectors have led to lower oil and natural gas representation in certain key equity market indices. Some investors, including certain pension funds, university endowments and family foundations, have stated policies to reduce or eliminate their investments in the oil and natural gas sector based on social and environmental considerations. Furthermore, certain other stakeholders have pressured commercial and investment banks to stop funding oil and gas projects. With the continued volatility in oil and natural gas prices, and the possibility that interest rates will rise in the near term, increasing the cost of borrowing, certain investors have emphasized capital efficiency and free cash flow from earnings as key drivers for energy companies, especially shale producers. This may also result in a reduction of available capital funding for potential development projects, further impacting our future financial results. Some states attorneys general have accused large legacy E&P companies of purposefully obscuring consequences of combusting hydrocarbons.

The impact of the changing demand for oil and natural gas services and products, together with a change in investor sentiment, may have a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, if we are unable to achieve the desired level of capital efficiency or free cash flow within the timeframe expected by the market, our share price may be adversely affected.

Major utilities, sometimes at the instigation of states or investors, have announced plans to radically reduce emissions, or goals to achieve “net-zero” carbon emissions by deadlines as early as 2035.

Diminution of available markets (for instance by bans on the consumption of natural gas as a fuel for power plants) or prohibitions on use of natural gas in new construction as early as 2027 also may affect our markets, profitability and cash flow.

Our operations are concentrated in the Permian and Delaware Basins, making us vulnerable to risks associated with operating in a limited geographic area.

All of our producing properties are geographically concentrated in the Permian and Delaware Basins. As a result, we may be disproportionately exposed to various factors, including, among others: (i) the impact of regional supply and demand factors, (ii) delays or interruptions of production from wells in such areas caused by governmental regulation, (iii) processing, gathering or transportation capacity constraints, (iv) market limitations, (v) availability of equipment and personnel, (vi) fluid shortages or other drought related conditions or (vii) interruption of the processing, gathering or transportation natural gas. This concentration in a limited geographic area also increases our exposure to changes in local laws and regulations, certain lease stipulations designed to protect wildlife and unexpected events that may occur in the regions such as natural disasters, seismic events, industrial accidents or labor difficulties. Any one of these factors has the potential to cause producing wells to be shut-in, delay operations, decrease cash flows, increase operating and capital costs and prevent development of lease inventory before expirations. Any of the risks described above could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Increased attention to environmental, social and governance (“ESG”) matters may impact our business.

Increasing attention to climate change, increasing societal expectations on companies to address climate change, increasing investor and societal expectations regarding voluntary ESG disclosures, and potential increasing consumer demand for alternative forms of energy may result in increased costs, reduced demand for our products, reduced profits, increased investigations and litigation, and negative impacts on our access to capital markets. Increasing attention to climate change, for example, may result in demand shifts for natural gas and oil products and additional governmental investigations and private litigation against us. To the extent that societal pressures or political or other factors are involved, it is possible that such liability could be imposed without regard to our causation of or contribution to the asserted damage, or to other mitigating factors.

In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings and recent activism directed at shifting funding away from companies with energy-related assets could lead to increased negative investor sentiment toward us and our industry and to the diversion of investment to other industries, which could have a negative impact on our share price and our access to and costs of capital, or negative tax or other cost consequences.

Under some analyses, the world already produces more fossil fuel from existing sources than can be consumed over remaining resources service lives, if incremental global warming is to be kept under 1.5 degrees Celsius. Financing may be increasingly challenging, as pension funds (e.g., for major municipalities such as Boston, MA) and financial institutions divest fossil fuel investments.

The loss of any member of our management team, upon whose knowledge, relationships with industry participants, leadership and technical expertise we rely could diminish our ability to conduct our operations and harm our ability to execute our business plan.

Our success depends heavily upon the continued contributions of those members of our management team whose knowledge, relationships with industry participants, leadership and technical expertise would be difficult to replace. In particular, our ability to successfully acquire additional properties, to increase our reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements depends on developing and maintaining close working relationships with industry participants. In addition, our ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment is dependent on our management team’s knowledge and expertise in the industry. To continue to develop our business, we rely on our management team’s knowledge and expertise in the industry. The members of our management team may terminate their employment with our Company at any time. If we were to lose members of our management team, we may not be able to replace the knowledge or relationships that they possess and our ability to execute our business plan could be materially harmed.

We are substantially dependent on a limited number of customers

For the years ended September 30, 2022 and 2021, we had three and one significant purchaser(s) that accounted for approximately 83% and 90%, respectively, of our total oil, natural gas and NGL revenues. If we lost one or more of these significant purchasers and were unable to sell our production to other purchasers on terms we consider acceptable, it could materially and adversely affect our business, financial condition, results of operations and cash flows. Additionally, there are no assurances that we will be able to expand our customer base. If we are unable to attract and maintain an adequate customer base to generate revenues, we will have to suspend or cease operations.

Our business could be negatively affected by security threats, including cybersecurity threats and other disruptions.

As an oil and gas producer, we face various security threats, including cybersecurity threats to gain unauthorized access to sensitive information or to render data or systems unusable; threats to the security of our facilities and infrastructure or third-party facilities and infrastructure, such as processing plants and pipelines; and threats from terrorist acts. The potential for such security threats has subjected our operations to increased risks that could have a material adverse effect on our business. In particular, our implementation of various procedures and controls to monitor and mitigate security threats and to increase security for our information facilities and infrastructure may result in increased capital and operating costs. Moreover, there can be no assurance that such procedures and controls will be sufficient to prevent security breaches from occurring. If any of these security breaches were to occur, they could lead to losses of sensitive information, critical infrastructure or capabilities essential to our operations and could have a material adverse effect on our reputation, financial position, results of operations or cash flows. Cybersecurity attacks in particular are becoming more sophisticated and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and systems and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information, and corruption of data. These events could lead to financial losses from remedial actions, loss of business or potential liability.

The unavailability, high cost or shortages of rigs, equipment, raw materials, supplies or personnel may restrict or result in increased costs for operators related to developing and operating our properties.

The oil and natural gas industry is cyclical, which can result in shortages of drilling rigs, equipment, raw materials (particularly water and sand and other proppants), supplies and personnel. When shortages occur, the costs and delivery times of rigs, equipment and supplies increase and demand for, and wage rates of, qualified drilling rig crews also rise with increases in demand. We cannot predict whether these conditions will exist in the future and, if so, what their timing and duration will be. In accordance with customary industry practice, our operators rely on independent third-party service providers to provide many of the services and equipment necessary to drill new wells. If our operators are unable to secure a sufficient number of drilling rigs at reasonable costs, our financial condition and results of operations could suffer. Shortages of drilling rigs, equipment, raw materials, supplies, personnel, trucking services, tubulars, fracking and completion services and production equipment could delay or restrict our operators’ exploration and development operations, which in turn could have a material adverse effect on our financial condition, results of operations and free cash flow.

If we are unable to acquire adequate supplies of water for our future drilling and operations or are unable to dispose of the water we use at a reasonable cost and pursuant to applicable environmental rules, our ability to produce oil and natural gas commercially and in commercial quantities could be impaired.

We will be using a substantial amount of water in future drilling programs and hydraulic fracturing operations. Our inability to obtain sufficient amounts of water at reasonable prices, or treat and dispose of water after drilling and hydraulic fracturing, could adversely impact our operations. Moreover, the imposition of new environmental initiatives and regulations could include restrictions on our ability to conduct certain operations such as (i) hydraulic fracturing, including, but not limited to, the use of fresh water in such operations, or (ii) disposal of waste, including, but not limited to, the disposal of produced water, drilling fluids and other wastes associated with the exploration, development and production of oil and natural gas. Opponents of hydraulic fracturing contend that either the drilling process or the sub-surface injection of fluids, such as water and drilling fluids, as part of accessing hydrocarbons, or disposing of used injection fluids, creates or magnifies seismic disturbances, and should such contentions be given credence with regard to our Company, our operations could experience more regulation, higher costs or greater delays in accessing hydrocarbon resources, or claims of parties asserting damage arising from seismic activity. Furthermore, future environmental regulations and permitting requirements governing the withdrawal, storage and use of surface water or groundwater necessary for hydraulic fracturing of wells could increase operating costs and cause delays, interruptions or termination of operations, the extent of which cannot be predicted, and all of which could have an adverse effect on our business, financial condition, results of operations and cash flows. While we intend to conduct our operations with the level of care necessary to avoid such claims, if the structural integrity of non-producing subsurface strata are impaired by hydraulic fracturing, we could face claims for damages (e.g., claims that we are producing from other geologic strata to which we do not have production rights).

Risks Related to Legal and Regulatory Matters

Our business is highly regulated and governmental authorities can delay or deny permits and approvals or change legal requirements governing our operations, including well stimulation, enhanced production techniques and fluid injection or disposal, that could increase costs, restrict operations and delay our implementation of, or cause us to change, our business strategy.

Our operations are subject to complex and stringent federal, state, local and other laws and regulations relating to environmental protection and the exploration and development of our properties, as well as the production, transportation, marketing and sale of our products. See “Business—Governmental Regulation and Environmental Matters” for a further discussion of the laws and regulations related to our operations. Federal, state and local agencies may assert overlapping authority to regulate in these areas. In addition, certain of these laws and regulations may apply retroactively and may impose strict or joint and several liability on us for events or conditions over which we and our predecessors had no control, without regard to fault, legality of the original activities, or ownership or control by third parties.

To operate in compliance with these laws and regulations, we must obtain and maintain permits, approvals and certificates from federal, state and local government authorities for a variety of activities including siting, drilling, completion, stimulation, operation, maintenance, transportation, marketing, site remediation, decommissioning, abandonment, fluid injection and disposal and water recycling and reuse. These permits are generally subject to protest, appeal or litigation, which could in certain cases delay or halt projects, production of wells and other operations. Additionally, failure to comply may result in the assessment of administrative, civil and criminal fines and penalties and liability for noncompliance, costs of corrective action, cleanup or restoration, compensation for personal injury, property damage or other losses, and the imposition of injunctive or declaratory relief restricting or limiting our operations. Under certain environmental laws and regulations, we could be subject to strict or joint and several liability for the removal or remediation of contamination, including on properties over which we and our predecessors had no control, without regard to fault, legality of the original activities, or ownership or control by third parties.

Our operations may also be adversely affected by seasonal or permanent restrictions on drilling activities designed to protect various wildlife. Such restrictions may limit our ability to operate in protected areas and can intensify competition for drilling rigs, oilfield equipment, services, supplies and qualified personnel, which may lead to periodic shortages when drilling is allowed. Permanent restrictions imposed to protect threatened or endangered species or their habitat could prohibit drilling in certain areas or require the implementation of expensive mitigation measures.

Costs of compliance may increase, and operational delays or restrictions may occur as existing laws and regulations are revised or reinterpreted, or as new laws and regulations become applicable to our operations. Government authorities and other organizations continue to study health, safety and environmental aspects of oil and natural gas operations, including those related to air, soil and water quality, ground movement or seismicity and natural resources. Government authorities have also adopted or proposed new or more stringent requirements for permitting, well construction and public disclosure or environmental review of, or restrictions on, oil and natural gas operations. Such requirements or associated litigation could result in potentially significant added costs to comply, delay or curtail our exploration, development, fluid injection and disposal or production activities, and preclude us from drilling, completing or stimulating wells, or venting excess production of methane which could have an adverse effect on our expected production, other operations and financial condition.

Failure to comply with environmental laws and regulations could result in substantial penalties and adversely affect our business.

As an owner or lessee and operator of oil and gas properties, we are subject to various federal, state, local, and foreign country laws and regulations relating to discharge of materials into, and protection of, the environment. See “Business—Governmental Regulation and Environmental Matters”. Changing law or regulations may impact market demand for our product. These laws and regulations may, among other things, impose liability on the lessee under an oil and gas lease for the cost of pollution clean-up and other remediation activities resulting from operations, subject the lessee to liability for pollution and other damages, limit or constrain operations in affected areas, and require suspension or cessation of operations in affected areas. Our efforts to limit our exposure to such liability and cost may prove inadequate and result in significant adverse effects to our results of operations. In addition, it is possible that the increasingly strict requirements imposed by environmental laws and enforcement policies could require us to make significant capital expenditures. Such capital expenditures could adversely impact our free cash flows and our financial condition.

Certain U.S. federal income tax deductions currently available with respect to natural gas and oil exploration and development may be eliminated as a result of future legislation.

From time to time, legislation has been proposed that would, if enacted into law, make significant changes to U.S. tax laws, including certain key U.S. federal income tax provisions currently available to oil and gas companies. Such legislative changes have included, but not been limited to, (i) the repeal of the percentage depletion allowance for natural gas and oil properties, (ii) the elimination of current deductions for intangible drilling and development costs, and (iii) an extension of the amortization period for certain geological and geophysical expenditures. Although these provisions were largely unchanged in the most recent federal tax legislation, certain of these changes were considered for inclusion in the proposed “Build Back Better Act” and Congress could consider, and could include, some or all of these proposals as part of future tax reform legislation. Moreover, other more general features of any additional tax reform legislation, including changes to cost recovery rules, may be developed that also would change the taxation of oil and gas companies. It is unclear whether these or similar changes will be enacted in future legislation and, if enacted, how soon any such changes could take effect. The passage of any legislation as a result of these proposals or any similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that currently are available with respect to oil and gas development or increase costs, and any such changes could have an adverse effect on our financial position, results of operations and cash flows.

Our business involves the selling and shipping by rail of crude oil, which involves risks of derailment, accidents and liabilities associated with cleanup and damages, as well as potential regulatory changes that may adversely impact our business, financial condition or results of operations.

A portion of our crude oil production is transported to market centers by rail. Derailments in North America of trains transporting crude oil have caused various regulatory agencies and industry organizations, as well as federal, state and municipal governments, to focus attention on transportation by rail of flammable liquids. Any changes to existing laws and regulations, or promulgation of new laws and regulations, including any voluntary measures by the rail industry, that result in new requirements for the design, construction or operation of tank cars used to transport crude oil could increase our costs of doing business and limit our ability to transport and sell our crude oil at favorable prices at market centers throughout the United States, the consequences of which could have a material adverse effect on our financial condition, results of operations and cash flows. In addition, any derailment of crude oil involving crude oil that we have sold or are shipping may result in claims being brought against us that may involve significant liabilities. Furthermore, some rail lines are not subject to material competitive pressure which would act as a brake on rates for rail transportation service.

Federal and state legislative and regulatory initiatives could result in increased costs and additional operating restrictions or delays.

Hydraulic fracturing involves the injection of water, sand and chemicals under pressure into formations to fracture the surrounding rock and stimulate production. The hydraulic fracturing process is typically regulated by state oil and natural gas commissions. Any federal or state legislative or regulatory changes with respect to hydraulic fracturing could cause us to incur substantial compliance costs or result in operational delays, and the consequences of any failure to comply could have a material adverse effect on our financial condition and results of operations.

In addition, in response to concerns relating to recent seismic events near underground disposal wells used for the disposal by injection of flowback and produced water or certain other oilfield fluids resulting from oil and natural gas activities (so-called “induced seismicity”), regulators in some states have imposed, or are considering imposing, additional requirements in the permitting of produced water disposal wells or otherwise to assess any relationship between seismicity and the use of such wells. States may, from time to time, develop and implement plans directing certain wells where seismic incidents have occurred to restrict or suspend disposal well operations. These developments could result in additional regulation and restrictions on the use of injection wells by our operators to dispose of flowback and produced water and certain other oilfield fluids. Increased regulation and attention given to induced seismicity also could lead to greater opposition to, and litigation concerning, oil and natural gas activities utilizing injection wells for waste disposal. Until such pending or threatened legislation or regulations are finalized and implemented, it is not possible to estimate their impact on our business.

Any of the above risks could impair our ability to manage our business and have a material adverse effect on our operations, cash flows and financial position.

The adoption of climate change legislation or regulations restricting emissions of greenhouse gases could result in increased operating costs and reduced demand for the oil and natural gas we produce.

Shortly after taking office in January 2021, President Biden issued a series of executive orders designed to address climate change and requiring agencies to review environmental actions taken by the Trump administration, as well as a memorandum to departments and agencies to refrain from proposing or issuing rules until a departmental or agency head appointed or designated by the Biden administration has reviewed and approved the rule. In November 2021, the Biden Administration released “The Long-Term Strategy of the United States: Pathways to Net-Zero Greenhouse Gas Emissions by 2050,” which establishes a roadmap to net zero emissions in the United States by 2050 through, among other things, improving energy efficiency; decarbonizing energy sources via electricity, hydrogen, and sustainable biofuels; and reducing non-carbon dioxide greenhouse gas (“GHG”) emissions, such as methane and nitrous oxide. These executive orders and policy priorities may result in the development of additional regulations or changes to existing regulations, certain of which could negatively impact our financial position, results of operations and cash flows. In addition, the United States is one of almost 200 nations that, in December 2015, agreed to the Paris Agreement, an international climate change agreement in Paris, France that calls for countries to set their own GHG emissions targets and be transparent about the measures each country will take to achieve its GHG emissions targets. President Biden has recommitted the United States to the Paris Agreement and, in April 2021, announced a goal of reducing the United States’ emissions by 50-52% below 2005 levels by 2030. In November 2021, the international community gathered again in Glasgow at the 26th Conference to the Parties on the UN Framework Convention on Climate Change during which multiple announcements were made, including a call for parties to eliminate certain fossil fuel subsidies and pursue further action on non-carbon dioxide GHGs. Relatedly, the United States and European Union jointly announced the launch of the “Global Methane Pledge,” which aims to cut global methane pollution at least 30% by 2030 relative to 2020 levels, including “all feasible reductions” in the energy sector. In addition, several states and geographic regions in the United States have also adopted legislation and regulations regarding climate change-related matters, and additional legislation or regulation by these states and regions, U.S. federal agencies, including the Environmental Protection Agency (“EPA”), and/or international agreements to which the United States may become a party could result in increased compliance costs for us and our customers. Failure to comply with these laws and regulations can lead to the imposition of remedial liabilities, administrative, civil or criminal fines or penalties or injunctions limiting our operations in affected areas. Moreover, multiple environmental laws provide for citizen suits which allow environmental organizations to act in the place of the government and sue operators for alleged violations of environmental law. We consider the responsibility and costs of environmental protection and safety and health compliance fundamental, manageable parts of our business. We cannot predict with any reasonable degree of certainty our future exposure concerning such matters.

Several states have adopted or are considering adopting regulations that could impose more stringent permitting, public disclosure and/or well construction requirements on hydraulic fracturing operations. We cannot predict whether additional federal, state or local laws or regulations applicable to hydraulic fracturing will be enacted in the future and, if so, what actions any such laws or regulations would require or prohibit. If additional levels of regulation or permitting requirements were imposed on hydraulic fracturing operations, our business and operations could be subject to delays, increased operating and compliance costs and potential bans. Additional regulation could also lead to greater opposition to hydraulic fracturing, including litigation.

Restrictions on GHG emissions that may be imposed could adversely affect the oil and gas industry. The adoption of legislation or regulatory programs to reduce GHG emissions could require us to incur increased operating costs, such as costs to purchase and operate emissions control systems, to acquire emissions allowances or to comply with new regulatory requirements. Any GHG emissions legislation or regulatory programs applicable to power plants or refineries could also increase the cost of consuming, and potentially reduce demand for, the oil and natural gas we produce. Consequently, legislation and regulatory programs to reduce GHG emissions could have an adverse effect on our business, financial condition and results of operations. See “Business—Governmental Regulation and Environmental Matters” and “—Climate Change” for a further discussion of the laws and regulations related to GHGs and of climate change.

We may be involved in legal proceedings that could result in substantial liabilities.

Similar to many oil and natural gas companies, we may be involved in various legal and other proceedings from time to time, such as title, royalty or contractual disputes, regulatory compliance matters and personal injury or property damage matters, in the ordinary course of our business. Such legal proceedings are inherently uncertain and their results cannot be predicted. Regardless of the outcome, such proceedings could have a material adverse impact on us because of legal costs, diversion of management and other personnel and other factors. In addition, resolution of one or more such proceedings could result in liability, loss of contractual or other rights, penalties or sanctions, as well as judgments, consent decrees or orders requiring a change in our business practices. Accruals for such liability, penalties or sanctions may be insufficient, and judgments and estimates to determine accruals or range of losses related to legal and other proceedings could change from one period to the next, and such changes could be material.

Legislation or regulatory initiatives intended to address seismic activity could restrict our operators’ drilling and production activities, which could have a material adverse effect on our business.

State and federal regulatory agencies have recently focused on a possible connection between hydraulic fracturing related activities, particularly the underground injection of wastewater into disposal wells, and the increased occurrence of seismic activity, and regulatory agencies at all levels are continuing to study the possible linkage between oil and gas activity and induced seismicity. For example, in 2015, the United States Geological Study identified eight states, including Texas, with areas of increased rates of induced seismicity that could be attributed to fluid injection or oil and gas extraction.

In addition, a number of lawsuits have been filed alleging that disposal well operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal. In response to these concerns, regulators in some states are seeking to impose additional requirements, including requirements in the permitting of produced water disposal wells or otherwise to assess the relationship between seismicity and the use of such wells. For example, in October 2014, the Texas Railroad Commission published a new rule governing permitting or re-permitting of disposal wells that would require, among other things, the submission of information on seismic events occurring within a specified radius of the disposal well location, as well as logs, geologic cross sections and structure maps relating to the disposal area in question. If the permittee or an applicant of a disposal well permit fails to demonstrate that the produced water or other fluids are confined to the disposal zone or if scientific data indicates such a disposal well is likely to be or determined to be contributing to seismic activity, then the agency may deny, modify, suspend or terminate the permit application or existing operating permit for that well. The Texas Railroad Commission has used this authority to deny permits for waste disposal wells. In some instances, regulators may also order that disposal wells be shut in.

The adoption and implementation of any new laws or regulations that restrict our operators’ ability to use hydraulic fracturing or dispose of produced water gathered from drilling and production activities by limiting volumes, disposal rates, disposal well locations or otherwise, or requiring them to shut down disposal wells, could have a material adverse effect on our business, financial condition and results of operations.

Continuing political and social discussion of the issue of climate change has resulted in legislative, regulatory and other initiatives to reduce greenhouse gas emissions, such as carbon dioxide and methane. Policy makers at both the U.S. federal and state levels have introduced legislation and proposed new regulations designed to quantify and limit the emission of greenhouse gases through inventories, limitations and/or taxes on GHG emissions. The EPA has issued regulations for the control of methane emissions, which also include leak detection and repair requirements, for the oil and gas industry and are likely to create additional regulations regarding such matters. In November 15, 2021, the EPA proposed new regulations to establish comprehensive standards of performance and emission guidelines for methane and volatile organic compound emissions from new and existing operations in the oil and gas sector, including the exploration and production, transmission, processing, and storage segments. EPA hopes to finalize the proposed regulations by the end of 2022. Once finalized, the regulations are likely to be subject to legal challenge, and will also need to be incorporated into the states’ implementation plans, which will need to be approved by the EPA in individual rulemakings that could also be subject to legal challenge. As a result, we cannot predict the scope of any final methane regulatory requirements or the cost to our operations.

The Inflation Reduction Act of 2022 (the “IRA”), which was signed into law in August 2022, imposes an escalating charge on methane emissions from inter alia onshore petroleum and natural gas production, and natural gas processing, gathering, transmission, underground storage, and LNG storage/ import/export equipment. The charges apply only to facilities emitting 25,000 metric tons of CO2 annually The IRA also funds grants to facilities subject to the methane charge and “marginal conventional wells” to improve equipment and processes. The IRA also creates generous tax credits, benefitting even non-profit entities, that likely will create more supply and demand for alternative non-hydrocarbon energy which may diminish demand, or prices obtained, for natural gas and oil. These statutory provisions will also be subject to legal challenge. The cumulative effect upon our business’ results of the IRA’s grants, charges, and incentives to non-hydrocarbon energy assets and fuels, is uncertain.

Future additional federal GHG regulations of the oil and gas industry remain a significant possibility. Some states have imposed limitations designed to reduce methane emissions from oil and gas exploration and production activities. Legislative and state initiatives to date have generally focused on the development of renewable energy standards and/or cap-and-trade and/or carbon tax programs. Renewable energy standards (also referred to as renewable portfolio standards) require electric utilities to provide a specified minimum percentage of electricity from eligible renewable resources, with potential increases to the required percentage over time. The development of a federal renewable energy standard, or the development of additional or more stringent renewable energy standards at the state level, or continuing implementation of increasingly disadvantageous (from our industry’s perspective) renewable energy requirements embedded in existing legislation could reduce the demand for oil and gas, thereby adversely impacting our earnings, cash flows and financial position. A cap-and-trade program generally would cap overall greenhouse gas emissions on an economy-wide basis and require major sources of greenhouse gas emissions or major fuel producers to acquire and surrender emission allowances. A federal cap and trade program or expanded use of cap and trade programs at the state level could impose direct costs on us through the purchase of allowances and could impose indirect costs by incentivizing consumers to shift away from fossil fuels. In addition, federal or state carbon taxes could directly increase our costs of operation and similarly incentivize consumers to shift away from fossil fuels.

In addition, opponents of fossil fuels claiming concern about the potential effects of climate change have directed their attention at sources of funding for fossil-fuel energy companies, which has resulted in an increasing number of financial institutions, funds and other sources of capital restricting or eliminating their investment in oil and natural gas activities. Ultimately, this would make it more difficult and expensive to secure funding for exploration and production activities. Members of the investment community have also begun to screen companies such as ours for sustainability performance, including practices related to GHGs and climate change, before investing in our common shares. Any efforts to improve our sustainability practices in response to these pressures may increase our costs, and we may be forced to implement technologies that are not economically viable in order to improve our sustainability performance and to meet the specific requirements to perform services for certain customers.

These various legislative, regulatory and other activities addressing greenhouse gas emissions could adversely affect our business, including by imposing reporting obligations on, or limiting emissions of greenhouse gases from, our equipment and operations, which could require us to incur costs to reduce emissions of GHGs associated with our operations. Limitations on GHG emissions could also adversely affect demand for oil and gas, which could lower the value of our reserves and have a material adverse effect on our profitability, financial condition and liquidity.

Some of our properties are in areas that may have been partially depleted or drained by offset wells and certain of our wells may be adversely affected by actions we or other operators may take when drilling, completing, or operating wells that we or they own.

Some of our properties are in reservoirs that may have already been partially depleted or drained by earlier offset drilling. The owners of leasehold interests adjoining any of our properties could take actions, such as drilling and completing additional wells, which could adversely affect our operations. When a new well is completed and produced, the pressure differential in the vicinity of the well causes the migration of reservoir fluids toward the new wellbore (and potentially away from existing wellbores). As a result, the drilling and production of these potential locations by us or other operators could cause depletion of our proved reserves and may inhibit our ability to further develop our proved reserves. In addition, completion operations and other activities conducted on adjacent or nearby wells by us or other operators could cause production from our wells to be shut in for indefinite periods of time, could result in increased lease operating expenses and could adversely affect the production and reserves from our wells after they re-commence production. We have no control over the operations or activities of offsetting operators.

Risks Related to this Offering and our Common Shares

The market price of our common shares is volatile and may not accurately reflect the long term value of our Company.

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies has experienced substantial volatility in the past. This volatility may affect the ability of holders of our common shares to sell their securities at an advantageous price. Market price fluctuations in our common shares may be due to our operating results, failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions, or other material public announcements by us or our competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of our common shares. Financial markets have historically, at times, experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values, or prospects of such companies.

Accordingly, the market price of our common shares may decline even if our operating results, underlying asset values, or prospects have not changed. Additionally, these factors as well as other related factors may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in the price and volume of our common shares will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted and the trading price of our common shares may be materially adversely affected.

There is no assurance that an investment in our common shares will earn any positive return.

There is no assurance that an investment in our common shares will earn any positive return. An investment in our common shares involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in our common shares is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.

We have never paid cash dividends and have no plans to pay cash dividends in the future.

Holders of our common shares are entitled to receive such dividends as may be declared by our board of directors (“Board” or “Board of Directors”). To date, we have paid no cash dividends on our capital stock and we do not expect to pay cash dividends in the foreseeable future. We intend to retain future earnings, if any, to provide funds for operations of our business. Therefore, any return investors in our capital stock may have will be in the form of appreciation, if any, in the market value of their common shares.

There is a limited market for our common shares.

Our common shares are listed for trading on the Canadian Securities Exchange and the Frankfurt Stock Exchange and are quoted over-the-counter in the United States on the OTCQB of the OTC Markets Group, Inc. The over-the-counter markets provide less liquidity than U.S. national securities exchanges, such as the New York Stock Exchange or Nasdaq. Accordingly, a market for our common shares may become highly illiquid and holders of our common shares may be unable to sell or otherwise dispose of their common shares at desirable prices or at all.

Outstanding and future issuances of debt securities, which would rank senior to our common shares upon bankruptcy or liquidation, may adversely affect the level of return holders of common shares may be able to receive. In the future, we may increase our capital resources by offering additional debt securities. Upon bankruptcy or liquidation, holders of our debt securities and lenders would receive distributions of our available assets prior to any distributions being made to holders our common shares. As our decision to issue debt securities or borrow money from lenders will depend in part on market conditions, we cannot predict or estimate the amount, timing, or nature of any such future offerings or borrowings. Holders of our common shares must bear the risk that current and future securities including the issuance of debt securities may adversely affect the level of return, if any, that the holders of our common shares may receive.

We may need to raise additional funds to support our business operations or to finance future acquisitions, including through the issuance of equity or debt securities, which could have a material adverse effect on our ability to grow our business, and may dilute your ownership in us.

If we do not generate sufficient cash from operations or do not otherwise have sufficient cash and cash equivalents to support our business operations or to finance future acquisitions, we may need raise addition capital through the issuance of debt or equity securities. We do not have any arrangements for any credit facility, or any other sources of capital. We may not be able to raise cash in future financing on terms acceptable to us, or at all.

Financings, if available, may be on terms that are dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the current price of our common shares. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of our common shares. If new sources of financing are required but are insufficient or unavailable, we would be required to modify our plans to the extent of available funding, which could harm our ability to grow our business.

We have issued options and warrants and may continue to issue additional securities in the future. The exercise of these securities and the sale of the common shares issuable thereunder may dilute your percentage ownership interest and may also result in downward pressure on the price of our common shares.

As of August 21, 2023, we have issued and outstanding options to purchase 81,250 common shares with a weighted average exercise price of $13.74 per share and warrants to purchase 1,118,942 common shares with a weighted average exercise price of $9.95 per share. In addition, we have 139,351 common shares available for future issuance under our 2017 and 2022 Stock Option Plans. Because the market for our common shares may be thinly traded, the sales and/or the perception that those sales may occur, could adversely affect the market price of our common shares. Furthermore, the mere existence of a significant number of common shares issuable upon exercise of our outstanding securities may be perceived by the market as having a potential dilutive effect, which could lead to a decrease in the price of our common shares.

Our principal shareholders and management own a significant percentage of our shares and may be able to exert significant control over matters subject to shareholder approval.

As of August 21, 2023, our executive officers, directors and principal shareholders and their affiliates beneficially hold, in the aggregate, approximately 48.28% of our outstanding common shares. These shareholders, acting together, would be able to significantly influence all matters requiring shareholder approval. For example, these shareholders would be able to significantly influence elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common shares that you may feel are in your best interest as one of our shareholders.

We are a British Columbia company and it may be difficult for you to enforce judgments against us or certain of our directors or officers.

As a corporation organized under the provincial laws of British Columbia, Canada, it may be difficult to bring actions under U.S. federal securities law against us. Some of our directors and officers reside principally in Canada or outside of the United States. Because a portion of our assets and the assets of these persons are located outside of the United States, it may not be possible for investors to effect service of process within the United States upon us or those persons. Furthermore, it may not be possible for investors to enforce against us, or those persons not in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us or certain of our directors and officers.

An investment in our common shares, and certain subsequent transactions with respect to our common shares, may result in uncertain or adverse U.S. federal income tax consequences for an investor.

An investment in our common shares, and certain subsequent transactions with respect to our common shares, may result in uncertain or adverse U.S. federal income tax consequences for an investor. See “Tax Considerations—U.S. Federal Income Tax Considerations” below for a summary of the principal U.S. federal income tax consequences of an investment in our common shares. Each prospective investor is urged to consult with and rely solely upon its own tax advisors with respect to these and other tax consequences when purchasing, holding or disposing of our common shares.

We may be treated as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors.

If we are treated as a PFIC for any taxable year in which a U.S. Holder (as defined in the section of this prospectus captioned “Tax Considerations—U.S. Federal Income Tax Considerations”) holds our common shares or warrants (regardless of whether we remain a PFIC for subsequent taxable years), such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Our PFIC status for our current and subsequent taxable years may depend on, among other things, the amount of our passive income and assets. Our actual PFIC status for our current taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year. We cannot assure you that we will not be a PFIC in our current taxable year or in any future taxable year.

We do not intend to provide the information that would otherwise enable U.S. Holders to make a “qualified electing fund” (“QEF”) election, which would have resulted in alternate treatment if we were a PFIC for any taxable year. The rules dealing with PFICs and with the QEF election are very complex and are affected by various factors in addition to those described in this prospectus. Accordingly, U.S. Holders are strongly urged to consult with and rely solely upon their own tax advisors regarding the application of the PFIC rules to them in their particular circumstances. For a more detailed discussion of the PFIC rules and the related tax considerations for U.S. Holders, see the section of this prospectus captioned “Tax Considerations—U.S. Federal Income Tax Considerations.”

General Risk Factors

We are an “emerging growth company” and a “smaller reporting company” and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies and/or smaller reporting companies, which could make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of our initial public offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

In addition, even if we no longer qualify as an “emerging growth company,” we may still take advantage of certain reduced reporting requirements as a “smaller reporting company.” If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and have reduced disclosure obligations regarding executive compensation, and, similar to emerging growth companies, if we are a smaller reporting company, we may not be required to obtain an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

We cannot predict if investors will find our common shares attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

Failure to maintain effective internal control over our financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could cause our financial reports to be inaccurate.

We are required pursuant to Section 404 of the Sarbanes-Oxley Act to maintain internal control over financial reporting and to assess and report on the effectiveness of those controls. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Although we prepare our financial statements in accordance with accounting principles generally accepted in the United States (“US GAAP”), our internal accounting controls may not meet all standards applicable to companies with publicly traded securities.

As of June 30, 2023, management assessed the effectiveness of our internal control over financial reporting and concluded that such internal controls and procedures were not effective. Management determined that this was due to the following deficiencies:

●	insufficient resources resulting in inadequate segregation of duties in certain accounting functions, the processing and approval of transactions, due to the size of the accounting department;
●	lack of knowledge of US GAAP and ineffective controls associated with the conversion from International Financial Reporting Standards to US GAAP;
●	ineffective controls over inputs used in the valuation of the asset retirement obligation;
●	ineffective controls on the accounting and the valuation of complex financial instruments;
●	ineffective review of the financial statements due to the limited financial and reporting resources; and
●	ineffective information technology general controls in the areas of user access and program change-management over certain information technology systems that support our financial reporting processes.

Although management has taken steps to address the deficiencies in our internal controls, we currently do not have sufficient internal controls over financial reporting which could limit investment in our securities and expose the us to SEC fines or administrative sanctions. Additionally, if we fail to implement required improvements to our disclosure controls and procedures, we may be obligated to continue to report control deficiencies in which case, we could become subject to regulatory sanction or investigation. Further, these outcomes could damage investor confidence in the accuracy and reliability of our financial statements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus includes “forward-looking statements.” All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenue and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under “Risk Factors.” These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.

Forward-looking statements may include statements about:

●	our business strategy;

●	our reserves;

●	our financial strategy, liquidity and capital requirements;

●	our realized or expected natural gas prices;

●	our timing and amount of future production of natural gas;

●	our future drilling plans and cost estimates;

●	our competition and government regulations;

●	our ability to make acquisitions;

●	general economic conditions;

●	the potential tax consequences of investing in our securities;

●	our future operating results; and

●	our future plans, objectives, expectations and intentions.

We caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond our control, incident to the exploration for and development, production and sale of natural gas. These risks include, but are not limited to, commodity price volatility, lack of availability of drilling and production equipment and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating natural gas reserves and in projecting future rates of production, cash flow and access to capital, the timing of development expenditures, and the other risks described under “Risk Factors.”

Reserve engineering is a method of estimating underground accumulations of natural gas and oil that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of previous estimates. If significant, such revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates may differ significantly from the quantities of natural gas and oil that are ultimately recovered.

Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements, express or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Market Information

Our common shares currently trades on the OTCQB Marketplace in the United States under the symbol “OILCF” on the Canadian Securities Exchange in Canada under the symbol “OIL” and under the Frankfort Stock Exchange under the symbol “75P”,

Shareholders

As of August 21, 2023, there were 2,206,014 common shares issued and outstanding, held by approximately 49 holders of record, although there are a much larger number of beneficial owners.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes information about our equity compensation plans as of September 30, 2022.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	1,181,679	(1)	$12.20	(2)	107,777
Equity compensation plans not approved by securityholders	—		—		—
Total	1,181,679		$12.20		107,777

(1)	Represents the number of common shares available for issuance upon exercise of outstanding options as at September 30, 2022, as adjusted for the1-for-60 reverse stock split of our outstanding common shares completed on November 2, 2022.
(2)	C$24.60 converted into USD, as adjusted for the 1-for-60 reverse stock split of our outstanding common shares completed on November 2, 2022.

DIVIDENDS AND DIVIDEND POLICY

Our Board of Directors has discretion as to whether we will pay dividends in the future, subject to restrictions under the Business Corporations Act (British Columbia) (the “BCBCA”) and our charter documents. Under the BCBCA, we may not declare or pay dividends if our Company is insolvent or where the payment of the dividend would render our Company insolvent. See “Description of Share Capital.”

We have never paid or declared any cash dividends on our common shares, and we do not anticipate paying any cash dividends on our common shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2023:

You should read this table in conjunction with the sections titled and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

As of June 30, 2023 (Unaudited) $
Cash and cash equivalents	764,386

Total Debt	-

Shareholders’ equity (deficit):
Share capital	14,989,912
Deficit	(12,133,756)
Additional paid-in capital	5,092,665

Accumulated other comprehensive loss	(127,413)
Total shareholders’ equity	7,821,408

Total capitalization	7,821,408

The number of common shares is based on 2,206,014 common shares issued and outstanding as of June 30, 2023, and excludes the following as of such date:

●	81,250 common shares issuable upon the exercise of outstanding options, with a weighted average exercise price of $13.56 per share;

●	1,118,942 common shares issuable upon the exercise of outstanding warrants, with a weighted average exercise price of $9.98 per share; and

●	139,351 common shares available for future issuance under our 2017 and 2022 Stock Option Plans.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the Company’s consolidated financial statements and the related notes thereto and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The Company was incorporated on April 24, 2017 under the laws of British Columbia, Canada. The Company is an independent energy company engaged in the acquisition, exploration, development and production of oil and gas properties on private, state and federal land in the United States, primarily in the Permian Basin which includes the Midland Basin and Delaware Basin. The Company focuses on acquiring producing assets at a discount to market, increasing production and cash-flow through recompletion and re-entries, secondary recovery and reducing risk by infill drilling and development. Currently, the Company owns and operates various oil and gas properties located in Texas and New Mexico. In addition, the Company holds various royalty interests in 73 wells and 5 permitted wells across 3,800 acres within the Permian Basin of West Texas and southeast New Mexico. Moreover, the Company has more than 11,700 net acres of producing oil and gas assets, 62 shut-in opportunities, and 17 salt water disposal wells allowing for waterflood secondary recovery.

Key activities:

●	On October 26, 2022, the Company announced the appointment of Melissa Folz P.E. to the Company’s Board of Directors.

●	On November 2, 2022, the Company effected a 1-for-60 reverse split of the Company’s outstanding common shares. The conversion and/or exercise prices of the Company’s issued and outstanding convertible securities, including shares issuable upon exercise of outstanding stock options and warrants, and conversion of the Company’s outstanding convertible notes have been adjusted accordingly.

●	On November 2, 2022, the Company announced an update on the drilling of its PPC Eoff #3 well. The target depth of 8,100 ft (2468 meters) was achieved, and the casing was run to total depth.

●	On June 30, 2023, the Company announced the close of its warrant exercise incentive program, whereby the Company agreed to reduce the exercise price of the eligible warrants and also issue incentive bonus warrants in order to induce warrant holders to exercise their warrants for cash. The Company issued 273,410 common shares at a price of $2.86 per share from the exercise of warrants pursuant to the program for gross proceeds of $781,952 (net proceeds of $688,092).

Oil And Gas Properties

Breedlove “B” Clearfork Leases - Texas

In September 2021, the Company, through its wholly-owned subsidiary, Permex U.S., acquired a 100% Working Interest and an 81.75% Net Revenue Interest in the Breedlove “B” Clearfork leases located in Martin County, Texas. The Breedlove “B” Clearfork properties situated in Martin County, Texas are over 12 contiguous sections for a total of 7,870.23 gross and 7,741.67 net acres, of which 98% is held by production in the core of the Permian Basin. It is bounded on the north by Dawson County, on the east by Howard County, on the south by Glasscock and Midland Counties, and on the west by Andrews County. There is a total of 25 vertical wells of which 12 are producers, 4 are saltwater disposal wells and 9 that are shut-in opportunities. In January 2022, the Company began the pilot re-entry on the Carter Clearfork well #5, which is one of 67 shut-in wells that it currently owns. The re-entry involved targeting the Clearfork formation at a depth of 7,200 feet. Due to the high water concentrating in the fluid entry, management plans to install appropriate flow-lines from this well to the injections wells on the property prior to putting the well back on pump. By doing so management plans to reduce operating expenses from water disposal in third party disposal facilities.

Pittcock Leases - Texas

The Pittcock Leases are situated in Stonewall County. Stonewall County is in Northwest Texas, in the central part of the North Central Plains and consists of the Pittcock North property, the Pittcock South property and the Windy Jones Property. It is bounded on the north by King County, on the east by Haskell County, on the south by Fisher and Jones Counties, and on the west by Kent County. The Pittcock North property covers 320 acres held by production. There is currently one producing well, ten shut-in wells, two saltwater disposal wells, and a water supply well. The Company holds a 100% working interest in the Pittcock North Property and an 81.25% net revenue interest. The Pittcock South property covers 498 acres in four tracts. There are currently 19 shut-in wells and two saltwater disposal wells. The Company holds a 100% working interest in the lease and a 71.90% net revenue interest. The Windy Jones Property consists of 40 acres and includes two injection wells and two suspended oil wells. The sole purpose of the Windy Jones property is to provide waterflood to the offset wells being the Pittcock wells located east boundary of the Windy Jones Property. The Company holds a 100% working interest in the Windy Jones Property and a 78.9% net revenue interest.

Mary Bullard Property - Texas

The Company acquired the Mary Bullard Property in August 2017 for a cash consideration of approximately $50,000. The Mary Bullard Property is located in Stonewall County, about 5 ½ miles south west of Aspermont, Texas. It is bounded on the north by King County, on the east by Haskell County, on the south by Fisher and Jones Counties, and on the west by Kent County. The asset is situated on the Eastern Shelf of the Midland Basin in the central part of the North Central Plains. The Mary Bullard Property covers 241 acres held by production and is productive in the Clearfork formation at a depth of approximately 3,200 feet. There is currently one producing well, four shut-in wells, and two water injection wells. The Company holds a 100% working interest in the Mary Bullard Property and a 78.625% net revenue interest.

West Henshaw Property - New Mexico

The West Henshaw Property is located in Eddy County, New Mexico, 12 miles northeast of Loco Hills in the Delaware Basin. Eddy County is in Southeast New Mexico. It is bounded by Chaves County to the north, Otero County to the east, Loving County, Texas to the south, and Lea County to the west. The West Henshaw Property covers 1,880 acres held by production. There are two producing wells, seven shut-in wells and four saltwater disposal wells. The Company holds a 100% working interest in the West Henshaw Property and a 72% net revenue interest.

In January 2022, the Company began the pilot re-entry on the West Henshaw well #15-3, one out of the 67 shut-in wells it currently owns. The re-entry and re-stimulation involved the West Henshaw property targeting the Grayburg formation at a depth of 2,850 feet. The recompletion was successful and came online at an initial rate of 30 bopd and has stabilized at 15 bopd.

In April 2022, the Company began the re-entry on the West Henshaw well #6-10. The re-entry and re-stimulation involved the West Henshaw property targeting the Grayburg formation at a depth of 2,850 feet. The recompletion was successful and came online at an initial rate of 15 bopd and has stabilized at 10 bopd.

The remaining 67 shut-in wells that the Company plans to re-enter have potential to yield similar results increasing our total daily production solely by re-entering shut-in wells.

Oxy Yates Property - New Mexico

The Oxy Yates Property is located in Eddy County, approximately eight miles north of Carlsbad, New Mexico in the Delaware Basin. It is bounded by Chaves County to the north, Otero County to the east, Loving County, Texas to the south, and Lea County to the west. The Oxy Yates Property covers 680 acres held by production. There is one producing well and nine shut-in wells. The Yates formation is located at an average depth of 1,200 feet and overlies the Seven River formation and underlies the Tansill formation. The Company holds a 100% working interest in the Oxy Yates Property and a 77% net revenue interest.

Royalty Interest Properties

During the year ended September 30, 2021, the Company acquired royalty interests in 73 producing oil and gas wells located in Texas and New Mexico for $179,095.

Conversion of Undeveloped Acreage

The Company’s process for converting undeveloped acreage to developed acreage is tied to whether there is any drilling being conducted on the acreage in question. The Company has started development and conversion of its undeveloped acreage located in Martin County, Texas. The PPC Eoff #3 well, operated by Permex Petroleum, is the first of two permitted wells to be drilled by Permex on the 7,780 gross acre Breedlove oilfield. Drilling of the first well commenced on September 14, 2022. Management furthermore expects to commence lateral drilling and completion of the well by January 2024, subject to the Company acquiring the necessary financing.

An aggregate of 5,083 MBO and 2,136 MMCF, of the Company’s proved undeveloped reserves as of September 30, 2022, are part of a development plan that has been adopted by management that calls for these undeveloped reserves to be drilled within the next five years, thus resulting in the conversion of such proved undeveloped reserves to developed status within five years of initial disclosure at September 30, 2022. Management currently anticipates spending approximately $10 million in capital expenditures towards developing the Company’s proved undeveloped reserves during the 2023 fiscal year, subject to the Company acquiring the necessary financing.

Financing of Proved and Probable Undeveloped Reserves

The Company currently estimates that the total cost to develop the Company’s proved undeveloped reserves of 5,083.2 MBbl of oil and 2,136.4 Mcf of natural gas as of September 30, 2022 is $68,818,530. The Company expects to finance these capital costs through a combination of current cash on hand, debt financing through a line of credit or similar debt instrument, one or more offerings of debt or equity, and from cash generated from estimated revenues from sales of oil and natural gas produced at the Company’s wells.

The Company currently estimates that the total cost to develop the Company’s probable undeveloped reserves of 7,334.3 MBbl of oil and 10,307.1 Mcf of natural gas as of September 30, 2022 is $107,884,900. The Company expects to finance these capital costs through a combination of joint ventures, farm-in agreements, direct participation programs, one or more offerings of equity, a debt offering or entering into a line of credit, and from cash generated from estimated revenues from sales of oil and natural gas produced at the Company’s wells.

Drilling Activities

The Company drilled one well during the last three fiscal years. As at June 30, 2023, the Company held leases for 78 gross wells and had leases and royalty interests in an aggregate of 102 gross productive wells (including 73 wells that we acquired royalty interests in 2021). The Company’s gross developed acreage totaled 5,177 and net developed acreage totaled 3,942 with the following property breakdown:

Property	Gross Developed Acreage	Net Developed Acreage	Gross Productive Wells	Net Productive Wells
Pittcock	818	664.63	1	0.81
Henshaw	1,880	1,353.60	6	4.32
Oxy Yates	680	489.60	5	3.60
Bullard	241	187.98	1	0.78
Breedlove	1,558	1,246.40	16	12.80
Royalty Interest Properties	—	—	73	0.01

The Company has 6,000 gross undeveloped acres and 4,800 net undeveloped acres. All of the Company’s undeveloped acreage is on the Company’s Breedlove property.

The Company’s leases are held by production in perpetuity. If a field/lease is undeveloped it typically has a 2, 3 or 5 year term of expiry. The Company has over 340 leases covering undeveloped acreage and less than 5% of these leases have an expiry date that is less than two years from the date of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

Selected Annual Information

The following table sets out selected financial information for the Company which has been derived from the Company’s audited financial statements for the fiscal years ended September 30, 2022 and 2021.

	Fiscal 2022 ($)	Fiscal 2021 ($)
Revenues	878,459	84,625
Net income (loss)	(2,714,616)	(1,253,242)
Net income (loss) per share - basic and diluted	(1.76)	(1.84)
Total assets	12,567,558	6,941,302
Total non-current liabilities	400,594	610,980
Dividends	—	—

Factors That Affect the Comparability of the Annual Financial Data Disclosed Above

Net losses for the years ended September 30, 2022 and 2021 were mainly attributable to operating expenses (2022 - $3,778,693, 2021 - $1,324,361) and other income/expense (2022 - income of $185,618, 2021 - expense of $13,506), partially offset by revenue from oil and gas sales and royalty income (2022 - $878,459, 2021 - $84,625). The increase in total assets in fiscal 2022 is due to net proceeds of $7,044,472 raised from private placement financings. The change in non-current liabilities in fiscal 2022 is mainly due to the changes in estimates on asset retirement obligations.

Results of Operations

Selected Operating Data

Annual Sales and Production Results

The average sales prices of the Company’s oil and gas products sold in the fiscal years ended September 30, 2022, 2021, and 2020 was $89.14, $54.19, and $38.51, respectively.

The Company’s net production quantities by final product sold in the fiscal years ended September 30, 2022, 2021, and 2020, was 12,597.45 Boe, 1,182.70 Boe, and 17,772.14 Boe, respectively.

The Company’s average production costs per unit for the fiscal years ended September 30, 2022, 2021, and 2020, was $65.82, $40.94, and $32.59, respectively.

The breakdown of production and prices between oil/condensate and natural gas was as follows:

Net Production Volumes	Fiscal Year Ended September 30, 2022	Fiscal Year Ended September 30, 2021	Fiscal Year Ended September 30, 2020
Oil/Condensate (Bbl)	10,670	948	16,240
Natural Gas (Mcf)	11,567	1,410	9,196

Average Sales Price	Fiscal Year Ended September 30, 2022	Fiscal Year Ended September 30, 2021	Fiscal Year Ended September 30, 2020
Oil/Condensate ($/Bbl)	96.18	62.37	41.09
Natural Gas ($/Mcf)	8.36	3.54	1.44

The breakdown of the Company’s production quantities by individual product type for each of the Company’s fields that contain 15% or more of the Company’s total proved reserves expressed on an oil-equivalent-barrels basis was as follows:

Breedlove

Net Production Volumes	Fiscal Year Ended September 30, 2022	Fiscal Year Ended September 30, 2021	Fiscal Year Ended September 30, 2020
Oil/Condensate (Bbl)	6,998	—	—
Natural Gas (Mcf)	11,567	419	—

Henshaw

Net Production Volumes	Fiscal Year Ended September 30, 2022	Fiscal Year Ended September 30, 2021	Fiscal Year Ended September 30, 2020
Oil/Condensate (Bbl)	2,189	—	—
Natural Gas (Mcf)	—	—	—

Pittcock & Mary Bullard

Net Production Volumes	Fiscal Year Ended September 30, 2022	Fiscal Year Ended September 30, 2021	Fiscal Year Ended September 30, 2020
Oil/Condensate (Bbl)	1,483	847	291
Natural Gas (Mcf)	—	—	—

ODC San Andres

Net Production Volumes	Fiscal Year Ended September 30, 2022	Fiscal Year Ended September 30, 2021	Fiscal Year Ended September 30, 2020
Oil/Condensate (Bbl)	—	—	15,948
Natural Gas (Mcf)	—	—	2,605

During the year ended September 30, 2022, the Company reported a net loss of $2,714,616 as compared to a net loss of $1,253,242 for the year ended September 30, 2021. The net loss for fiscal 2022 was mainly attributable to operating expenses of $3,778,693 compared to operating expenses of $1,324,361 in fiscal 2021, being partially offset by revenue from oil and gas sales and royalty income of $878,459 in fiscal 2022 compared to $84,625 in fiscal 2021.

The Company reported oil and gas sales revenue of $815,391 in fiscal 2022 compared with revenue of $46,703 in 2021. The increase was mainly due to revenue generated from sales of oil and gas extracted from our Breedlove “B” Clearfork properties that were acquired at the end of fiscal 2021, which accounted for 70% of the Company’s oil and gas sales in the current year. The Company also brought Pittcock North, Mary Bullard, and West Henshaw wells back online during the second quarter of fiscal 2022. Net oil-equivalent production by final product sold in fiscal 2022 average 34.51 barrels per day, compared with 3.24 barrels per day in fiscal 2021.

The production expenses for fiscal 2022 were $829,194 compared with $59,671 in fiscal 2021. The increase was mostly due to the increase in production in 2022 compared to 2021 combined with increased maintenance expenses related to bringing the West Henshaw wells back online in 2022.

The general and administrative expenses excluding share-based payment expenses for fiscal 2022 were $2,250,060, compared with $493,511 in fiscal 2021. This increase in 2022 from 2021 was mainly due to the increase in capital raising and marketing activities during 2022. Specifically, the variance in 2022 from 2021 was mainly attributable to:

●	Accounting and audit fees of $240,286 (2021 - $78,090), which increased in 2022 from 2021 mostly due to increased production activities and the increased regulatory compliance work in the United States related to the filing of the Form S-1 (the “Registration Statement”) with the SEC.
●	Consulting fees of $241,421 (2021 - $18,394), which related to fees to contract consultants for geological, project management, and general regulatory and corporate consulting work. The increase in 2022 from 2021 was mostly due to the increase in field and corporate activities in fiscal 2022.
●	Legal fees of $351,975 (2021 - $14,803), which increased in 2022 from 2021 mostly due to the work related to the preparation of the Registration Statement and the increased regulatory compliance requirements in the United States in connection with the Company becoming required to file periodic and current reports under Exchange Act in 2022
●	Management fees of $229,901 (2021 - $149,806), which related to fees paid to the Company’s Chief Executive Officer (“CEO”). The Company had an employment contract with the Company’s Chief Executive Officer for an annual base salary of $150,000 in fiscal 2021. Effective October 1, 2021, the annual base salary increased to $200,000. Effective May 1, 2022, the annual base salary increased to $250,000.
●	Marketing and promotion expenses of $607,207 (2021 - $27,251), which mainly included costs of marketing firms for investor awareness programs and promotion campaigns.
●	Office and general of $175,043 (2021 - $32,203), which have increased in 2022 from 2021 mostly due to the increase in corporate activities in general.

Depreciation and depletion expenses (2022 - $105,503, 2021 - $60,479) increased in fiscal 2022 from 2021 primarily due to Breedlove acquisition at the end of fiscal 2021 and increased production.

The Company also incurred share-based compensation expenses of $546,335 in fiscal 2022 compared to $2,870 in fiscal 2021, mostly as a result of the Company granting 3,300,000 stock options to the Company’s directors and consultants in October 2021. Share-based compensation expenses are a non-cash charge that are the estimated fair value of the stock options granted and vested during the period. The Company used the Black-Scholes option pricing model for the fair value calculation.

Results of Operations

Sales and Production

The average sales prices of the Company’s oil and gas products sold in the nine months ended June 30, 2023 and 2022, and the fiscal year ended September 30, 2022 was $72.59/Boe, $88.39/Boe, and $89.14/Boe, respectively. The average sales prices of the Company’s oil and gas products sold in the three months ended June 30, 2023 and 2022 was $66.91/Boe and $102.05/Boe, respectively.

The Company’s net production quantities by final product sold in the nine months ended June 30, 2023 and 2022, and the fiscal year ended September 30, 2022 was 10,260.71 Boe, 8,903.60 Boe, and 12,597.45 Boe, respectively. The Company’s net production quantities by final product sold in the three months ended June 30, 2023 and 2022 was 3,258.07 Boe and 3,404.75 Boe, respectively.

The Company’s average production costs per unit for the nine months ended June 30, 2023 and 2022, and the fiscal year ended September 30, 2022, was $74.33/Boe, $37.33/Boe, and $65.82/Boe, respectively. The Company’s average production costs per unit for the three months ended June 30, 2023 and 2022 was $72.29/Boe and $39.79/Boe, respectively.

The breakdown of production and prices between oil/condensate and natural gas was as follows:

Net Production Volumes	Three Months Ended June 30, 2023	Three Months Ended June 30, 2022	Nine Months Ended June 30, 2023	Nine Months Ended June 30, 2022
Oil/Condensate (Bbl)	3,022	2,945	9,589	7,325
Natural Gas (Mcf)	1,418	2,757	4,030	9,474

Average Sales Price	Three Months Ended June 30, 2023	Three Months Ended June 30, 2022	Nine Months Ended June 30, 2023	Nine Months Ended June 30, 2022
Oil/Condensate ($/Bbl)	70.29	110.08	75.49	97.17
Natural Gas ($/Mcf)	3.95	8.44	5.20	7.94

The breakdown of the Company’s production quantities by individual product type for each of the Company’s fields that contain 15% or more of the Company’s total proved reserves expressed on an oil-equivalent-barrels basis was as follows:

Breedlove

Net Production Volumes	Three Months Ended June 30, 2023	Three Months Ended June 30, 2022	Nine Months Ended June 30, 2023	Nine Months Ended June 30, 2022
Oil/Condensate (Bbl)	1,961	2,109	6,534	4,897
Natural Gas (Mcf)	1,418	2,757	4,030	9,474

Henshaw

Net Production Volumes	Three Months Ended June 30, 2023	Three Months Ended June 30, 2022	Nine Months Ended June 30, 2023	Nine Months Ended June 30, 2022
Oil/Condensate (Bbl)	898	505	2,385	1,266
Natural Gas (Mcf)	-	-	-	-

Pittcock & Mary Bullard

Net Production Volumes	Three Months Ended June 30, 2023	Three Months Ended June 30, 2022	Nine Months Ended June 30, 2023	Nine Months Ended June 30, 2022
Oil/Condensate (Bbl)	163	332	670	1,161
Natural Gas (Mcf)	-	-	-	-

Operating Results for the Three and Nine Months Ended June 30, 2023 Compared to June 30, 2022

Three Months Ended June 30, 2023 and 2022

During the three months ended June 30, 2023, the Company reported a net loss of $909,593 as compared to a net loss of $888,669 for the three months ended June 30, 2022 mostly as a result of decreased revenue during the third quarter of 2023 compared to the same quarter in 2022.

The Company reported oil and gas sales revenue of $156,716 in the third quarter of the current fiscal year compared with revenue of $258,757 in the same quarter during the last fiscal year. The decrease was mainly due to the decrease in oil and gas prices in the current quarter to $66.91/Boe from $102.05/Boe in the comparative quarter. Net oil-equivalent production by final product sold in the current quarter averaged 35.80 barrels per day, compared with 25.87 barrels per day in the same quarter of the previous fiscal year.

The Company’s total operating expenses for the three months ended June 30, 2023 was $1,072,760 compared to $1,247,531 for the same period in 2022. The decrease in total operating expenses in the third quarter of 2023 compared to the third quarter of 2022 was mainly attributable to decreased general and administrative expenses in the current quarter to $788,659 compared to $1,053,070 for the comparative quarter. The most significant decrease was marketing and promotion expenses, which decreased by $380,453 from $469,096 in the third quarter of 2022 to $88,643 in the third quarter of 2023.

Nine Months Ended June 30, 2023 and 2022

During the nine months ended June 30, 2023, the Company reported a net loss of $3,330,107 as compared to a net loss of $1,797,785 for the nine months ended June 30, 2022. The increase in net loss for the first three quarters of the current fiscal year compared to the same period in 2022 was mainly attributable to operating expenses increasing to $3,929,106 in the first nine months of the current fiscal year compared to operating expenses of $2,572,367 in the same period in the previous fiscal year, combined with revenue from oil and gas sales and royalty income of $559,599 in the first nine months of the current fiscal years compared to $625,057 in the same period during our 2022 fiscal year.

The Company reported oil and gas sales revenue of $541,459 in the first three quarters of the current fiscal year compared with revenue of $577,244 in the same period during the last fiscal year. The decrease was mainly due to the decrease in oil and gas prices in the current period to $72.59/Boe from $88.39/Boe in the comparative period, being partially offset by increased production during first nine months of the Company’s current fiscal year. The production from Breedlove “B” Clearfork properties and Henshaw property increased 10% and 88%, respectively, from the comparative period. Net oil-equivalent production by final product sold in the current period averaged 37.59 barrels per day, compared with 32.49 barrels per day in the same period of the previous fiscal year.

The production expenses for the nine months ended June 30, 2023 were $762,668 compared with $332,346 in the nine months ended June 30, 2022. The increase was mostly due to the increase in production in the current fiscal period compared to the same period in the previous fiscal year combined with increased maintenance expenses on the Breedlove and West Henshaw wells.

The general and administrative expenses excluding share-based payment expenses for the nine months ended June 30, 2023 were $3,013,987, compared with $1,462,183 in the nine months ended June 30, 2022. The increase was mainly due to the increase in property development and corporate activities in general during in the current fiscal period. Specifically, the variance in the first nine months of the current fiscal year from the same period in the previous fiscal year was mainly attributable to:

●	Accounting and audit fees of $697,109, which increased from $143,153 in the first nine months of the previous fiscal year mostly due to increased property development activities and the increased regulatory compliance work in the United States since the Company became a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the effectiveness of a Form S-1 Registration Statement in August 2022.

●	Consulting fees of $172,698 in the current period compared to $64,209 in the same period of the previous fiscal year, which related to fees to contract consultants for geological, project management, and general regulatory and corporate consulting work. The increase in the current period from the same period in the previous fiscal year was mostly due to the increase in property development and corporate activities.

●	Insurance expense of $190,556 in the current period compared to $38,753 in the same period of the previous fiscal year. The increase in the current period from the same period in the previous fiscal year was due to the increase in property development and corporate activities in the current period.

●	Legal fees of $545,911 in the current period compared to $203,016 in the same period of the previous fiscal year, which increased in the current period mostly due to the work related to the Company’s planned uplisting to the NYSE American stock exchange and corresponding public offering of securities in November 2022 as well as compliance with the disclosure requirements under the Exchange Act in the United States.

●	Salaries expenses of $329,940 in the current period compared to $184,489 in the same period of the previous fiscal year, which mainly included salaries to the Company’s CEO, CFO and administrative employees.

Liquidity and Capital Resources

As at September 30, 2022, the Company had a cash balance of $3,300,495, an increase of $3,274,689 from the cash balance of $25,806 on September 30, 2021. During the year ended September 30, 2022, cash used in operating activities was $2,024,023. The Company invested $1,685,999 in capital expenditures on its oil and gas assets in fiscal 2022, compared to $265,717 invested in fiscal 2021. Financing activities provided the Company with cash of $6,984,711 mostly as a result of the Company receiving net proceeds of $7,044,472 from private placement financings, being partially offset by the repayment of a loan using $23,600 of cash. The Company had a working capital of $2,051,127 as at September 30, 2022 compared to a working capital deficiency of $465,129 as at September 30, 2021.

As at June 30, 2023, the Company had a cash balance of $764,386, a decrease of $2,536,109 from the cash balance of $3,300,495 on September 30, 2022. During the nine months ended June 30, 2023, cash used in operating activities was $1,936,206. The Company invested $1,249,704 in capital expenditures on its oil and gas assets in the first nine months of the current fiscal year, compared to $201,698 invested in the comparative nine months of the previous fiscal year. The Company raised net proceeds of $688,092 from the exercise of warrants and repaid $38,291 of a debenture loan. The Company had a working capital deficiency of $2,501,571 as at June 30, 2023 compared to a working capital of $2,051,127 as at September 30, 2022.

Management has currently budgeted approximately $10 million in capital expenditures for the 2024 fiscal year, which the Company plans to finance principally from one or more equity financings and/or a line or credit. The amount and timing of capital expenditures will depend on several factors including, but not limited to, the speed with which we are able to drill and complete our wells, our ability to complete an equity financing or to secure a suitable line of credit, commodity prices, supply/demand considerations and attractive rates of return. There are no guarantees that we will be able to acquire the necessary funds to meet our budgeted capital expenditures, and any postponement of our planned development of our proved undeveloped reserves could materially affect our business, financial condition and results of operations.

Although the Company has budgeted investments of additional capital in the continued development of our oil and gas operations, the Company currently does not have any material commitments for capital expenditures. However, the Company does not have sufficient working capital to meet its anticipated operating and capital requirements over the next 12 months from the filing of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 and, consequently, the Company is currently evaluating options to support its funding requirements over this time period, including but not limited to, completing a financing transaction. The Company will also continue to monitor the current economic and financial market conditions and evaluate their impact on the Company’s liquidity and future prospects.

Critical Accounting Estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Management evaluates these estimates and judgments on an ongoing basis and bases its estimates on experience, current and expected future conditions, third-party evaluations and various other assumptions that management believes are reasonable under the circumstances. Significant estimates have been used by management in conjunction with the following: (i) the fair value of assets when determining the existence of impairment factors and the amount of impairment, if any; (ii) the costs of site restoration when determining decommissioning liabilities; (iii) the useful lives of assets for the purposes of depletion and depreciation; (iv) petroleum and natural gas reserves; and (v) share-based payments. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

JOBS Act

On April 5, 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We have chosen to take advantage of the extended transition periods available to emerging growth companies under the JOBS Act for complying with new or revised accounting standards until those standards would otherwise apply to private companies provided under the JOBS Act. As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates for complying with new or revised accounting standards.

Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we intend to rely on certain of these exemptions, including, without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of our initial public offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

BUSINESS

Overview

We are an independent energy company engaged in the acquisition, exploration, development and production of oil and natural gas properties on private, state and federal land in the United States, primarily in the Permian Basin region of West Texas and Southeast New Mexico which includes the Midland – Central Basin and Delaware Basin. We focus on acquiring producing assets at a discount to market, increasing production and cash-flow through recompletion and re-entries, secondary recovery and reducing risk by infill drilling and development. Currently, we own and operate various oil and gas properties as well as royalty interests in 73 wells and five permitted wells across 3,800 acres within the Permian Basin. Overall, we own and operate more than 78 oil and gas wells, have more than 11,700 net acres of production oil and gas assets, 62 shut-in opportunities, 17 salt water disposal wells and two water supply wells allowing for waterflood secondary recovery.

Business Strategy

Oil and Gas Properties

The Company hired MKM Engineering, who prepared for the Company the Appraisal Reports. MKM Engineering is independent with respect to Permex Petroleum Corporation as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. MKM Engineering’s estimates of the Company’s proved and probable reserves in each of the Appraisal Reports were prepared according to generally accepted petroleum engineering and evaluation principles, and each of the Appraisal Reports conform to SEC Pricing. The Appraisal Reports are each filed as an exhibit to the registration statement for which this prospectus is a part of.

The Appraisal Reports were each specifically prepared by Michele Mudrone, an employee of MKM Engineering, a registered Professional Engineer in the State of Texas, and a member of the Society of Petroleum Engineers. Ms. Mudrone graduated from the Colorado School of Mines with a Bachelor of Science degree in Petroleum Engineering in 1976 and has been employed in the petroleum industry and directly involved in reservoir engineering, petrophysical analysis, reservoir simulation and property evaluation since that time. Ms. Mudrone certified in each Appraisal Report that she did not receive, nor expects to receive, any direct or indirect interest in the holdings discussed in the report or in the securities of the Company. Because the Company’s current size, the Company does not have any technical person at the Company responsible for overseeing the preparation of the reserve estimates presented herein (or have any internal control policies pertaining to estimates of oil and gas reserves), and consequently, the Company relies exclusively on the Appraisal Reports in the preparation of the reserve estimates present in this prospectus.

Since all of the Company’s reserves are from conventional reservoirs, MKM Engineering assumed for the purposes of its appraisal reports that the technology to be used to develop the Company’s reserves would include horizontally drilled wells, fracturing, and acidizing.

The following tables show a summary of our reserves as of September 30, 2022 and September 30, 2021 which have been derived from the Appraisal Reports and conform to SEC Pricing.

Composite Proved Reserve Estimates and Economic Forecasts for the year ended September 30, 2022

	Proved		Proved Developed Producing	Proved Non-Producing	Proved Undeveloped
Net Reserves
Oil/Condensate	MBbl	6,237.1	444.6	709.3	5,083.2
Gas	Mcf	3,001.2	286.2	578.6	2,136.4
Revenue
Oil/Condensate	M$	572,090.2	40,485.1	65,032.6	466,572.5
Gas	M$	17,390.7	1,736.5	3,287.4	12,366.8
Severance and Ad Valorem Taxes	M$	43,493.7	3,633.2	4,955.7	34,904.8
Operating Expenses	M$	48,136.3	11,893.8	5,610.1	30,632.4
Investments	M$	71,700.0	806.9	2,074.6	68,818.5
Operating Income (BFIT)	M$	426,150.9	25,887.7	55,679.6	344,583.6
Discounted @ 10%	M$	198,619.1	12,057.6	34,831.6	151,729.9

Composite Proved Reserve Estimates and Economic Forecasts for the year ended September 30, 2021

	Proved		Proved Developed Producing	Proved Non-Producing	Proved Undeveloped
Net Reserves
Oil/Condensate	MBbl	6,199.4	399.3	188.1	5,612.0
Natural Gas	Mcf	3,018.3	314.4	97.5	2,606.4
Revenue
Oil/Condensate	M$	347,051.0	21,920.1	10,468.6	314,662.3
Natural Gas	M$	8,906.8	949.0	286.9	7,670.9
Severance and Ad Valorem Taxes	M$	26,171.1	1,927.3	774.5	23,469.3
Operating Expenses	M$	43,511.4	8,048.8	3,057.0	32,405.6
Investments	M$	71,700.0	791.9	689.6	70,218.5
Operating Income (BFIT)	M$	214,575.4	12,101.2	6,234.4	196,239.8
Discounted @ 10%	M$	100,772.6	6,356.0	3,644.6	90,772.0

Composite Probable Reserve Estimates and Economic Forecasts for the year ended September 30, 2022

	Probable		Probable Developed Producing	Probable Non-Producing	Probable Undeveloped
Net Reserves
Oil/Condensate	MBbl	7,452.1	1.9	115.9	7,334.3
Gas	Mcf	10,323.8	10.5	6.2	10,307.1
Revenue
Oil/Condensate	M$	680,179.1	164.4	10,469.2	669,545.5
Gas	M$	62,309.3	64.5	38.3	62,206.5
Severance and Ad Valorem Taxes	M$	41,500.1	28.4	750.3	40,721.4
Operating Expenses	M$	50,223.2	73.9	1,112.6	49,036.7
Investments	M$	107,884.9	—	—	107,884.9
Operating Income (BFIT)	M$	542,880.1	126.6	8,644.5	534,109.0
Discounted @ 10%	M$	229,567.4	53.4	3,247.1	226,266.9

Composite Probable Reserve Estimates and Economic Forecasts for the year ended September 30, 2021

	Probable		Probable Non-Producing	Probable Undeveloped
Net Reserves
Oil/Condensate	MBbl	7,466.5	119.8	7,346.7
Natural Gas	Mcf	10,252.1	6.3	10,245.8
Revenue
Oil/Condensate	M$	411,745.8	6,686.4	405,059.4
Natural Gas	M$	30,171.8	18.4	30,153.4
Severance and Ad Valorem Taxes	M$	23,511.2	478.1	23,033.1
Operating Expenses	M$	50,336.3	1,061.2	49,275.1
Investments	M$	102,884.9	—	102,884.9
Operating Income (BFIT)	M$	265,185.3	5,165.5	260,019.8
Discounted @ 10%	M$	123,329.8	1,957.5	121,372.3

Probable reserves are unproven reserves that geologic and engineering analyses suggest are more likely than not to be recoverable. They are not comparable to proved reserves and estimates of oil, condensate, and gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Such reserve and revenue estimates are based on the information currently available, the interpretation of which is subject to uncertainties inherent in applying judgmental factors.

Conversion of Undeveloped Acreage

The Company’s process for converting undeveloped acreage to developed acreage is tied to whether there is any drilling being conducted on the acreage in question. The Company has started development and conversion of its undeveloped acreage located in Martin County, Texas. The PPC Eoff #3 well, operated by Permex Petroleum, is the first of two permitted wells to be drilled by the Company on the 7,780 gross acre Breedlove oilfield. Drilling of the first well commenced on September 14, 2022. Management furthermore expects to commence lateral drilling and completion of the well by January 2024, subject to receipt of additional funding.

An aggregate of 5,083 MBO and 2,136 MMCF, of the Company’s proved undeveloped reserves as of September 30, 2022, are part of a development plan that has been adopted by management that calls for these undeveloped reserves to be drilled within the next five years, thus resulting in the conversion of such proved undeveloped reserves to developed status within five years of initial disclosure at September 30, 2022. Management currently anticipates spending approximately $10 million in capital expenditures towards developing the Company’s proved undeveloped reserves during the 2023 fiscal year, subject to the Company acquiring the necessary financing.

Proved Undeveloped Reserves Additions

From September 30, 2021 to September 30, 2022, the Company had no proved undeveloped reserve additions. The specific changes to the Company’s proved undeveloped reserves from September 30, 2021 to September 30, 2022 were as follows:

	Breedlove	Gaines County	Henshaw	Royalty Wells	Total
Beginning balance at September 30, 2021 (MBoe)(1)	5,584.14	336.09	—	0.22	5,920.45
Production (MBoe)(1)	—	—	—	—	—
Revisions or reclassifications of previous estimates (MBoe)(1)	(589.17)	—	—	—	(589.17)
Improved Recovery (MBoe)(1)	—	—	—	—	—
Extensions and Discoveries (MBoe)(1)	—	—	—	—	—
Acquisitions/Purchases (MBoe)(1)	—	—	—	—	—
Sales (MBoe)(1)	—	—	—	—	—
Price Change (MBoe)	(28.54)	6.02	—	—	(22.52)
Ending balance as of September 30, 2022 (MBoe)(1)	4,946.43	342.11	—	0.22	5,308.76

(1)	Natural gas volumes have been converted to Boe based on energy content of six Mcf of gas to one Bbl of oil. Barrels of oil equivalence does not necessarily result in price equivalence. The price of natural gas on a barrel of oil equivalent basis is currently substantially lower than the corresponding price for oil and has been similarly lower for a number of years. For example, in the year ended September 30, 2022, the average prices of WTI (Cushing) oil and NYMEX Henry Hub natural gas were $91.71 per Bbl and $6.126 per Mcf, respectively, resulting in an oil-to-gas ratio of just under 14 to 1.

Financing of Proved and Probable Undeveloped Reserves

The Company currently estimates that the total cost to develop the Company’s proved undeveloped reserves of 5,083.2 MBbl of oil and 2,136.4 Mcf of natural gas as of September 30, 2022 is $68,818,530. The Company expects to finance these capital costs through a combination of current cash on hand, debt financing through a line of credit or similar debt instrument, one or more offerings of debt or equity, and from cash generated from estimated revenues from sales of oil and natural gas produced at the Company’s wells.

The Company currently estimates that the total cost to develop the Company’s probable undeveloped reserves of 7,334.3 MBbl of oil and 10,307.1 Mcf of natural gas as of September 30, 2022 is $107,884,900. The Company expects to finance these capital costs through a combination of joint ventures, farm-in agreements, direct participation programs, one or more offerings of equity, a debt offering or entering into a line of credit, and from cash generated from estimated revenues from sales of oil and natural gas produced at the Company’s wells.

Drilling Activities

The Company drilled one well during the last three fiscal years. As at September 30, 2022, the Company had 78 gross wells and 14 net productive wells. The Company’s gross developed acreage totaled 5,177 and net developed acreage totaled 3,942 with the following property breakdown:

Property	Gross Developed Acreage	Net Developed Acreage	Gross Productive Wells	Net Productive Wells
Pittcock	818	664.63	1	0.81
Henshaw	1,880	1,353.60	6	4.32
Oxy Yates	680	489.60	5	3.60
Bullard	241	187.98	1	0.78
Breedlove	1,558	1,246.40	16	12.80
Royalty Interest Properties	—	—	73	0.01

The Company has 6,000 gross undeveloped acres and 4,800 net undeveloped acres. All of the Company’s undeveloped acreage is on the Company’s Breedlove property.

The Company’s leases are held by production in perpetuity. If a field/lease is undeveloped it typically has a 2, 3 or 5 year term of expiry. The Company has over 340 leases covering undeveloped acreage and less than 5% of these leases have an expiry date that is less than two years from the date of this prospectus.

Sales and Production

The average sales prices of the Company’s oil and gas products sold in the fiscal years ended September 30, 2022, 2021, and 2020 was $89.14/Boe, $54.19/Boe, and $38.51/Boe, respectively.

The Company’s net production quantities by final product sold in the fiscal years ended September 30, 2022, 2021, and 2020, was 12,597.45 Boe, 1,182.70 Boe, and 17,772.14 Boe, respectively.

The Company’s average production costs per unit for the fiscal years ended September 30, 2022, 2021, and 2020, was $65.82/Boe, and $40.94/Boe, and $32.59/Boe, respectively.

The breakdown of production and prices between oil/condensate and natural gas was as follows:

Net Production Volumes	Fiscal Year Ended September 30, 2022	Fiscal Year Ended September 30, 2021	Fiscal Year Ended September 30, 2020
Oil/Condensate (Bbl)	10,670	948	16,240
Natural Gas (Mcf)	11,567	1,410	9,196

Average Sales Price	Fiscal Year Ended September 30, 2022	Fiscal Year Ended September 30, 2021	Fiscal Year Ended September 30, 2020
Oil/Condensate ($/Bbl)	96.18	62.37	41.09
Natural Gas ($/Mcf)	8.36	3.54	1.44

The breakdown of the Company’s production quantities by individual product type for each of the Company’s fields that contain 15% or more of the Company’s total proved reserves expressed on an oil-equivalent-barrels basis was as follows:

Breedlove

Net Production Volumes	Fiscal Year Ended September 30, 2022	Fiscal Year Ended September 30, 2021	Fiscal Year Ended September 30, 2020
Oil/Condensate (Bbl)	6,998	—	—
Natural Gas (Mcf)	11,567	419	—

Henshaw

Net Production Volumes	Fiscal Year Ended September 30, 2022	Fiscal Year Ended September 30, 2021	Fiscal Year Ended September 30, 2020
Oil/Condensate (Bbl)	2,189	—	—
Natural Gas (Mcf)	—	—	—

Pittcock - Mary Bullard

Net Production Volumes	Fiscal Year Ended September 30, 2022	Fiscal Year Ended September 30, 2021	Fiscal Year Ended September 30, 2020
Oil/Condensate (Bbl)	1,483	847	291
Natural Gas (Mcf)	—	—	—

ODC San Andres

Net Production Volumes	Fiscal Year Ended September 30, 2022	Fiscal Year Ended September 30, 2021	Fiscal Year Ended September 30, 2020
Oil/Condensate (Bbl)	—	—	15,948
Natural Gas (Mcf)	—	—	2,605

Texas Properties

Breedlove “B” Clearfork Leases

In September 2021, we, through our wholly-owned subsidiary, Permex U.S., acquired a 100% Working Interest and an 81.75% Net Revenue Interest in the Breedlove “B” Clearfork leases located in Martin County, Texas. We issued 416,666 common shares and 208,333 share purchase warrants as consideration for this acquisition. The Breedlove “B” Clearfork properties situated in Martin County, Texas are over 12 contiguous sections for a total of 7,870.23 gross and 7,741.67 net acres, of which 98% is held by production in the core of the Permian Basin. It is bounded on the north by Dawson County, on the east by Howard County, on the south by Glasscock and Midland Counties, and on the west by Andrews County. There is a total of 25 vertical wells of which 12 are producers, 4 are saltwater disposal wells and 9 that are shut-in opportunities. In January 2022, we began the pilot re-entry on the Carter Clearfork well #5, which is one of 67 shut-in wells that we currently own. The re-entry involved targeting the Clearfork formation at a depth of 7,200 feet. Due to the high water concentrating in the fluid entry, plans to install appropriate flow-lines from this well to the injections wells on the property prior to putting the well back on pump. By doing so management plans to reduce operating expenses from water disposal in third party disposal facilities.

Pittcock Leases

The Pittcock Leases are situated in Stonewall County. Stonewall County is in Northwest Texas, in the central part of the North Central Plains and consists of the Pittcock North property, the Pittcock South property and the Windy Jones Property. It is bounded on the north by King County, on the east by Haskell County, on the south by Fisher and Jones Counties, and on the west by Kent County. The Pittcock North property covers 320 acres held by production. There is currently one producing well, ten shut-in wells, two saltwater disposal wells, and a water supply well. We hold a 100% working interest in the Pittcock North Property and an 81.25% net revenue interest. The Pittcock South property covers 498 acres in four tracts. There are currently 19 shut-in wells and two saltwater disposal wells. We hold a 100% working interest in the lease and a 71.90% net revenue interest. The Windy Jones Property consists of 40 acres and includes two injection wells and two suspended oil wells. The sole purpose of the Windy Jones property is to provide waterflood to the offset wells being the Pittcock wells located east boundary of the Windy Jones Property. We hold a 100% working interest in the Windy Jones Property and a 78.9% net revenue interest.

Mary Bullard Property

We acquired the Mary Bullard Property in August 2017 for a cash consideration of approximately $50,000. The Mary Bullard Property is located in Stonewall County, about 5 ½ miles south west of Aspermont, Texas. It is bounded on the north by King County, on the east by Haskell County, on the south by Fisher and Jones Counties, and on the west by Kent County. The asset is situated on the Eastern Shelf of the Midland Basin in the central part of the North Central Plains. The Mary Bullard Property covers 241 acres held by production and is productive in the Clearfork formation at a depth of approximately 3,200 feet. There is currently one producing well, four shut-in wells, and two water injection wells. We hold a 100% working interest in the Mary Bullard Property and a 78.625% net revenue interest.

New Mexico Properties

In December 2017, Permex Petroleum US Corporation, our wholly-owned subsidiary, acquired the West Henshaw Property and the Oxy Yates Property for $170,000 from PPC. An additional $95,000 was transferred by us to PPC to purchase reclamation bonds in connection with the future operation of the properties.

West Henshaw Property

The West Henshaw Property is located in Eddy County, New Mexico, 12 miles northeast of Loco Hills in the Delaware Basin. Eddy County is in Southeast New Mexico. It is bounded by Chaves County to the north, Otero County to the east, Loving County, Texas to the south, and Lea County to the west. The West Henshaw Property covers 1,880 acres held by production. There are two producing wells, seven shut-in wells and four saltwater disposal wells. We hold a 100% working interest in the West Henshaw Property and a 72% net revenue interest.

In January 2022, we began the pilot re-entry on the West Henshaw well #15-3, one out of the 67 shut-in wells we currently owns. The re-entry and re-stimulation involved the West Henshaw property targeting the Grayburg formation at a depth of 2,850 feet. The recompletion was successful and came online at an initial rate of 30 bopd and has stabilized at 15 bopd.

In April 2022, we began the re-entry on the West Henshaw well #6-10. The re-entry and re-stimulation involved the West Henshaw property targeting the Grayburg formation at a depth of 2,850 feet. The recompletion was successful and came online at an initial rate of 15 bopd and has stabilized at 10 bopd.

The remaining 67 shut-in wells that we plan to re-enter have potential to yield similar results increasing our total daily production solely by re-entering shut-in wells.

Oxy Yates Property

The Oxy Yates Property is located in Eddy County, approximately eight miles north of Carlsbad, New Mexico in the Delaware Basin. It is bounded by Chaves County to the north, Otero County to the east, Loving County, Texas to the south, and Lea County to the west. The Oxy Yates Property covers 680 acres held by production. There is one producing well and nine shut-in wells. The Yates formation is located at an average depth of 1,200 feet and overlies the Seven River formation and underlies the Tansill formation. We hold a 100% working interest in the Oxy Yates Property and a 77% net revenue interest.

Royalty Interest Properties

During the year ended September 30, 2021, we acquired royalty interests in 73 producing oil and gas wells located in Texas and New Mexico for $179,095.

Business Strategy

The principal elements of our business strategy include the following:

●	Grow production and reserves in a capital efficient manner using internally generated levered free cash flow. We intend to allocate capital in a disciplined manner to projects that we anticipate will produce predictable and attractive rates of return. We plan to direct capital to our oil-oriented and reduced-risk development opportunities while focusing on driving cost efficiencies across our asset base with the primary objective of internally funding our capital budget and growth plan. We may also use our capital flexibility to pursue value-enhancing, bolt-on acquisitions to opportunistically improve our positions in existing basins.

●	Maximize ultimate hydrocarbon recovery from our assets by optimizing drilling, completion and production techniques and investigating deeper reservoirs and areas beyond our known productive areas. While we intend to utilize proven techniques and technologies, we will also continuously seek efficiencies in our drilling, completion and production techniques in order to optimize ultimate resource recoveries, rates of return and cash flows. We will explore innovative EOR techniques to unlock additional value and have allocated capital towards next generation technologies. For example, we have already completed extensive waterflood EOR studies in Pittcock North and Pittcock South. Through these studies, we will seek to expand our development beyond our known productive areas in order to add probable and possible reserves to our inventory at attractive all-in costs as of the time of our studies.

●	Pursue operational excellence with a sense of urgency. We plan to deliver low cost, consistent, timely and efficient execution of our drilling campaigns, work programs and operations. We intend to execute our operations in a safe and environmentally responsible manner, focus on reducing our emissions, apply advanced technologies, and continuously seek ways to reduce our operating cash costs on a per barrel basis.

●	Pursue strategic acquisitions that maintain or reduce our break-even costs. We intend to actively pursue accretive acquisitions, mergers and dispositions that are intended to improve our margins, returns, and break-even costs of our investment portfolio. Financial strategies associated with these efforts will focus on delivering competitive adjusted per share returns.

Industry Operating Environment

The oil and natural gas industry is a global market impacted by many factors, such as government regulations, particularly in the areas of taxation, energy, climate change and the environment, political and social developments in the Middle East, demand in Asian and European markets, and the extent to which members of The Organization of Petroleum Exporting Countries and other oil exporting nations manage oil supply through export quotas. Natural gas prices are generally determined by North American supply and demand and are also affected by imports and exports of liquefied natural gas. Weather also has a significant impact on demand for natural gas since it is a primary heating source, and a major fuel for electric generation to power air conditioning.

Oil and natural gas prices have been, and we expect may continue to be, volatile. Lower oil and gas prices not only decrease our revenues, but an extended decline in oil or gas prices may affect planned capital expenditures and the oil and natural gas reserves that we can economically produce. While lower commodity prices may reduce our future net cash flow from operations, we expect to have sufficient liquidity to continue development of our oil and gas properties.

Development

We believe that there is significant value to be created by drilling the identified undeveloped opportunities on our properties in conjunction with the stimulation and rework of our shut-in wells. While our near-term plans are focused towards drilling wells on our existing acreage to develop the potential contained therein, our long-term plans also include continuing to evaluate acquisition and leasing opportunities that can earn attractive rates of return on capital employed.

Competition

The oil and natural gas industry is intensely competitive and we compete with numerous other oil and natural gas exploration and production companies, many of which have substantially larger technical teams and greater financial and operational resources than we do and may be able to pay more for exploratory prospects and productive oil and natural gas properties. Many of these companies not only engage in the acquisition, exploration, development, and production of oil and gas reserves, but also have gathering, processing or refining operations, market refined products, provide, dispose of and transport fresh and produced water, own drilling rigs or production equipment, or generate electricity, all of which, individually or in the aggregate, could provide such companies with a competitive advantage. We also compete with other oil and gas companies in securing drilling rigs and other equipment and services necessary for the drilling, completion, and maintenance of wells, as well as for the gathering, transporting, and processing of oil, gas, natural gas liquids, and water. Consequently, we may face shortages, delays, or increased costs in securing these services from time to time. The oil and gas industry also faces competition from alternative fuel sources, including renewable energy sources such as solar and wind-generated energy, and other fossil fuels such as coal. Competitive conditions may also be affected by future energy, environmental, climate-related, financial, or other policies, legislation, and regulations. Our larger or integrated competitors may be better able to absorb the burden of existing, and any changes to federal, state, and local laws and regulations than we can, which would adversely affect our competitive position. Our ability to discover reserves and acquire additional properties in the future is dependent upon our ability and resources to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.

Marketing and Customers

The market for oil and natural gas that will be produced from our properties depends on many factors, including the extent of domestic production and imports of oil and natural gas, the proximity and availability of capacity and rates and terms of service of pipelines and other transportation and storage facilities, demand for oil and natural gas, the marketing of competitive fuels and the effects of state and federal regulation. The oil and natural gas industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual consumers.

Our oil production is being sold to Energy Transfer Partners and HollyFrontier at prices tied to Argus. Our natural gas production is being sold to DCP Operating Company LP under Henry Hub gas spot prices.

For the years ended September 30, 2022 and 2021, we had three and one significant purchaser(s) that accounted for approximately 83% and 90%, respectively, of our total oil, and natural gas revenues. If we lost one or more of these significant purchasers and were unable to sell our production to other purchasers on terms we consider acceptable, it could materially and adversely affect our business, financial condition, results of operations and cash flows.

Title to Properties

Our oil and natural gas properties are subject to customary royalty and other interests, liens under indebtedness, liens incident to operating agreements, liens for current taxes and other burdens, including other mineral encumbrances and restrictions. We do not believe that any of these burdens materially interfere with the use of our properties or the operation of our business. We believe that we have satisfactory title to or rights in our producing properties. As is customary in the oil and gas industry, minimal investigation of title is made at the time of acquisition of undeveloped properties. In most cases, we investigate title only when we acquire producing properties or before commencement of drilling operations.

Seasonality

Winter weather conditions and lease stipulations can limit or temporarily halt the drilling and producing activities of our operating partners and other oil and natural gas operations. These constraints and the resulting shortages or high costs could delay or temporarily halt the operations of our operating partners and materially increase our operating and capital costs. Such seasonal anomalies can also pose challenges for meeting well drilling objectives and may increase competition for equipment, supplies and personnel during the spring and summer months, which could lead to shortages and increase costs or delay or temporarily halt our operating partners’ operations.

The demand and price for gas frequently increases during winter months and decreases during summer months. To lessen the impact of seasonal gas demand and price fluctuations, pipelines, utilities, local distribution companies, and industrial users regularly utilize gas storage facilities and forward purchase some of their anticipated winter requirements during the summer. However, increased summertime demand for electricity can divert gas that is traditionally placed into storage which, in turn, may increase the typical winter seasonal price. Seasonal anomalies, such as mild winters, or other unexpected impacts, such as the COVID-19 pandemic, sometimes lessen or exacerbate these fluctuations.

Principal Agreements Affecting Our Ordinary Business

We generally do not own physical real estate, but, instead, our acreage is primarily comprised of leasehold interests subject to the terms and provisions of lease agreements that provide us the right to participate in drilling and maintenance of wells in specific geographic areas. Lease arrangements that comprise our acreage positions are generally established using industry-standard terms that have been established and used in the oil and natural gas industry for many years. Many of our leases are or were acquired from other parties that obtained the original leasehold interest prior to our acquisition of the leasehold interest.

In general, our lease agreements stipulate three-to-five year terms. Bonuses and royalty rates are negotiated on a case-by-case basis consistent with industry standard pricing. Once a well is drilled and production established, the leased acreage in the applicable spacing unit is considered developed acreage and is held by production. Other locations within the drilling unit created for a well may also be drilled at any time with no time limit as long as the lease is held by production. Given the current pace of drilling in the areas of our operations, we do not believe lease expiration issues will materially affect our acreage position.

Governmental Regulation and Environmental Matters

Our operations are subject to various rules, regulations and limitations impacting the oil and natural gas exploration and production industry as whole.

Regulation of Oil and Natural Gas Production

Our oil and natural gas exploration, production and related operations are subject to extensive rules and regulations promulgated by federal, state, tribal and local authorities and agencies. For example, certain states require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and natural gas. Texas and New Mexico also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, and several states regulate the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the sourcing and disposal of water used in the process of drilling, completion and abandonment, the establishment of maximum rates of production from wells, and the regulation of spacing, plugging and abandonment of such wells. Moreover, the current U.S. federal Administration has indicated that it expects to impose additional federal regulations limiting access to and production from federal lands. The effect of these regulations is to limit the amount of oil and natural gas that registrant can produce from wells and to limit the number of wells or the locations at which drilling can occur. Moreover, many states impose a production or severance tax with respect to the production and sale of oil, natural gas and natural gas liquids within their jurisdictions, and the current federal Administration has proposed increasing royalties payable for production on Federal land. Failure to comply with any such rules and regulations can result in substantial penalties. The regulatory burden on the oil and natural gas industry may increase our cost of doing business and may affect our profitability. Because such rules and regulations are frequently amended or reinterpreted, we are unable to predict the future cost or impact of complying with such laws. Significant expenditures may be required to comply with governmental laws and regulations and may have a material adverse effect on our financial condition and results of operations. Additionally, currently unforeseen environmental incidents may occur or past non-compliance with environmental laws or regulations may be discovered. Therefore, we are unable to predict the future costs or impact of compliance. Additional proposals and proceedings that affect the oil and natural gas industry are regularly considered by Congress, the states, the Federal Energy Regulatory Commission (“FERC”), Pipeline and Hazardous Materials Safety Administration (“PHMSA”), and the courts. We cannot predict when or whether any such proposals may become effective.

Regulation of Transportation of Oil

Sales of crude oil, condensate and natural gas liquids are not currently regulated and are made at negotiated prices. Nevertheless, Congress could reenact price controls in the future. Our sales of crude oil are affected by the availability, terms and cost of transportation. The transportation of oil by common carrier pipelines is also subject to rate and access regulation. The FERC regulates interstate oil pipeline transportation rates under the Interstate Commerce Act. Interstate oil pipeline rates may be cost-based, although settlement rates agreed to by all shippers are permitted and market-based rates may be permitted in certain circumstances. Effective January 1, 1995, the FERC implemented regulations establishing an indexing system (based on inflation) for transportation rates for oil pipelines that allows a pipeline to increase its rates annually up to a prescribed ceiling, without making a cost of service filing. Every five years, the FERC reviews the appropriateness of the index level in relation to changes in industry costs. On January 20, 2022, the FERC established a new price index for the five-year period which commenced on July 1, 2021. Oil pipelines may also seek market-based rates.

Intrastate oil pipeline transportation rates are subject to regulation by state regulatory commissions. The basis for intrastate oil pipeline regulation, and the degree of regulatory oversight and scrutiny given to intrastate oil pipeline rates varies from state to state. Insofar as effective interstate and intrastate rates are equally applicable to all comparable shippers, we believe that the regulation of oil transportation rates will not affect our operations in any way that is of material difference from those of our competitors in the same state who are similarly situated.

Further, interstate and intrastate common carrier oil pipelines must provide service on a non-discriminatory basis. Under this open access standard, common carriers must offer service to all similarly situated shippers requesting service on the same terms and under the same rates. When oil pipelines operate at full capacity, access is generally governed by pro-rationing provisions set forth in the pipelines’ published tariffs. Accordingly, we believe that access to oil pipeline transportation services generally will be available to us to the same extent as to our similarly situated competitors.

Regulation of Transportation and Sales of Natural Gas

Historically, the transportation and sale for resale of natural gas in interstate commerce has been regulated by the FERC under the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 and regulations issued under those statutes. In the past, the federal government has regulated the prices at which natural gas could be sold. While sales by producers of natural gas can currently be made at market prices, Congress could reenact price controls in the future.

Onshore gathering services, which occur upstream of FERC jurisdictional transmission services, are regulated by the states. Although the FERC has set forth a general test for determining whether facilities perform a non-jurisdictional gathering function or a jurisdictional transmission function, the FERC’s determinations as to the classification of facilities is done on a case-by-case basis. State regulation of natural gas gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements. Although such regulation has not generally been affirmatively applied by state agencies, natural gas gathering may receive greater regulatory scrutiny in the future.

Intrastate natural gas transportation and facilities are also subject to regulation by state regulatory agencies, and certain transportation services provided by intrastate pipelines are also regulated by FERC. The basis for intrastate regulation of natural gas transportation and the degree of state regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services varies from state to state. Insofar as such regulation within a particular state will generally affect all intrastate natural gas shippers within the state on a comparable basis, we believe that the regulation of similarly situated intrastate natural gas transportation in any state in which we operate and ship natural gas on an intrastate basis will not affect our operations in any way that is of material difference from those of our competitors in that state. Like the regulation of interstate transportation rates, the regulation of intrastate transportation rates affects the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas.

Environmental Matters

Our operations and properties are subject to extensive and changing federal, state and local laws and regulations relating to environmental protection, including the generation, storage, handling, emission, transportation and discharge of materials into the environment, and relating to safety and health. The recent trend in environmental legislation and regulation generally is toward stricter standards, and this trend will likely continue. These laws and regulations may:

●	require the acquisition of a permit or other authorization before construction or drilling commences and for certain other activities;
●	limit or prohibit construction, drilling and other activities on certain lands lying within wilderness and other protected areas; and
●	impose substantial liabilities for pollution resulting from operations.

The permits required for our operations may be subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce their regulations, and violations are subject to fines or injunctions, or both. In the opinion of management, we are in compliance with current applicable environmental laws and regulations, and have no material commitments for capital expenditures to comply with existing environmental requirements. Nevertheless, changes in existing environmental laws and regulations or in interpretations thereof could have a significant impact on us, as well as the oil and natural gas industry in general.

The Comprehensive Environmental, Response, Compensation, and Liability Act (“CERCLA”) and comparable state statutes impose strict, joint and several liability on owners and operators of sites and on persons who disposed of or arranged for the disposal of “hazardous substances” found at such sites. It is not uncommon for the neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. The Federal Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes govern the disposal of “solid waste” and “hazardous waste” and authorize the imposition of substantial fines and penalties for noncompliance. Although CERCLA currently excludes petroleum from its definition of “hazardous substance,” state laws affecting our operations may impose clean-up liability relating to petroleum and petroleum related products. In addition, although RCRA classifies certain oil field wastes as “non-hazardous,” such exploration and production wastes could be reclassified as hazardous wastes thereby making such wastes subject to more stringent handling and disposal requirements. Recent regulation and litigation that has been brought against others in the industry under RCRA concern liability for earthquakes that were allegedly caused by injection of oil field wastes.

The Endangered Species Act (“ESA”) seeks to ensure that activities do not jeopardize endangered or threatened animal, fish and plant species, nor destroy or modify the critical habitat of such species. Under ESA, exploration and production operations, as well as actions by federal agencies, may not significantly impair or jeopardize the species or its habitat. ESA provides for criminal penalties for willful violations of ESA. Other statutes that provide protection to animal and plant species and that may apply to our operations include, but are not necessarily limited to, the Fish and Wildlife Coordination Act, the Fishery Conservation and Management Act, the Migratory Bird Treaty Act and the National Historic Preservation Act. Although we believe that our operations are in compliance with such statutes, any change in these statutes or any reclassification of a species as endangered could subject us (directly or indirectly through our operating partners) to significant expenses to modify our operations or could force discontinuation of certain operations altogether.

The Clean Air Act (“CAA”) controls air emissions from oil and natural gas production and natural gas processing operations, among other sources. CAA regulations include New Source Performance Standards (“NSPS”) for the oil and natural gas source category to address emissions of sulfur dioxide and volatile organic compounds (“VOCs”) and a separate set of emission standards to address hazardous air pollutants frequently associated with oil and natural gas production and processing activities.

On November 2, 2021, the EPA proposed to revise and add to the NSPS program rules. These rules, if adopted, could have a significant impact on the upstream and midstream oil and gas sectors. The proposed rule would formally reinstate methane emission limitations for existing and modified facilities in the oil and gas sector. Methane is a greenhouse gas. The proposed rules also would regulate, for the first time under the NSPS program, existing oil and gas facilities. Specifically, EPA’s proposed new rule would require states to implement plans that meet or exceed federally established emission reduction guidelines for oil and natural gas facilities. About a year after that proposal, the EPA proposed rules that strengthened and expanded the November, 2021 proposal. The November 2022 EPA statement would require more monitoring of small, high-polluting wells, tracking of “super-emitters”, inspection of abandoned wells until their closure, further reduction in flaring, and use of zero-emissions control equipment on hydrocarbon equipment. Comments regarding the November, 2022 proposal will be presented to the EPA in January, 2023, after which the EPA may act.

On August 16, 2022, the IRA was signed into law. The IRA imposes an escalating charge on methane emissions from inter alia onshore petroleum and natural gas production, and natural gas processing, gathering, transmission, underground storage, and LNG storage/ import/export equipment. The charges apply only to facilities emitting 25,000 metric tons of CO2 annually The IRA also funds grants to facilities subject to the methane charge and “marginal conventional wells” to improve equipment and processes. The IRA also creates generous tax credits, benefitting even non-profit entities, that likely will create more supply and demand for alternative non-hydrocarbon energy which may diminish demand, or prices obtained, for natural gas and oil. These statutory provisions will also be subject to legal challenge. The cumulative effect upon our business’ results of the IRA’s grants, charges, and incentives to non-hydrocarbon energy assets and fuels, is uncertain.

Additionally, various states and groups of states have adopted or are considering adopting legislation, regulations or other regulatory initiatives that are focused on such areas as greenhouse gas cap and trade programs, carbon taxes, reporting and tracking programs, and restriction of emissions. At the international level, there exists the United Nations-sponsored Paris Agreement, which is a non-binding agreement for nations to limit their greenhouse gas emissions through individually-determined reduction goals every five years after 2020. While the United States withdrew from the Paris Agreement effective November 4, 2020, President Biden recommitted the United States to the Paris Agreement on January 20, 2021.

These regulations and proposals and any other new regulations requiring the installation of more sophisticated pollution control equipment could have a material adverse impact on our business, results of operations and financial condition.

The Federal Water Pollution Control Act of 1972, or the Clean Water Act (the “CWA”), imposes restrictions and controls on the discharge of produced waters and other pollutants into waters of the United States (“WOTUS”). Permits must be obtained to discharge pollutants into state and federal waters and to conduct construction activities in waters and wetlands.

The CWA and certain state regulations prohibit the discharge of produced water, sand, drilling fluids, drill cuttings, sediment and certain other substances related to the oil and gas industry into certain coastal and offshore waters without an individual or general National Pollutant Discharge Elimination System discharge permit. In addition, the CWA and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. CWA jurisdiction depends on the definition of WOTUS. On December 7, 2021, EPA and the Corps of Engineers proposed a rule to revise the definition of WOTUS, that would potentially expand CWA jurisdiction to include more features in areas where oil and gas operations are conducted. Some states also maintain groundwater protection programs that require permits for discharges or operations that may impact groundwater conditions. In 2021, the United States Supreme Court held that the CWA requires a discharge permit if the addition of pollutants through groundwater is the functional equivalent of a direct discharge from the point source into navigable waters. Costs may be associated with the treatment of wastewater and/or developing and implementing storm water pollution prevention plans.

The CAA, CWA and comparable state statutes provide for civil, criminal and administrative penalties for unauthorized discharges of oil and other pollutants and impose liability on parties responsible for those discharges, for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release.

New Mexico implemented in 2021 new standards mandating 98% of natural gas emissions be captured, and a prohibition on natural gas flaring to take effect in 2026. In addition, New Mexico in 2022 implemented restrictions, that are more stringent than federal rules, on emissions of volatile organic compounds and oxides of nitrogen, commonly occurring in connection with production of hydrocarbons. The State of New Mexico characterized the new rules as addressing outsized emissions from smaller, leak-prone wells.

The underground injection of oil and natural gas wastes are regulated by the Underground Injection Control program authorized by the Safe Drinking Water Act. The primary objective of injection well operating requirements is to ensure the mechanical integrity of the injection apparatus and to prevent migration of fluids from the injection zone into underground sources of drinking water. Substantially all of the oil and natural gas production in which we have interest is developed from unconventional sources that require hydraulic fracturing as part of the completion process. Hydraulic fracturing involves the injection of water, sand and chemicals under pressure into the formation to stimulate gas production. Legislation to amend the Safe Drinking Water Act to repeal the exemption for hydraulic fracturing from the definition of “underground injection” and require federal permitting and regulatory control of hydraulic fracturing, as well as legislative proposals to require disclosure of the chemical constituents of the fluids used in the fracturing process, were proposed in recent sessions of Congress. The U.S. Congress continues to consider legislation to amend the Safe Drinking Water Act to address hydraulic fracturing operations.

Scrutiny of hydraulic fracturing activities continues in other ways. The federal government is currently undertaking several studies of hydraulic fracturing’s potential impacts. Several states have also proposed or adopted legislative or regulatory restrictions on hydraulic fracturing. A number of municipalities in other states have enacted bans on hydraulic fracturing. We cannot predict whether any other legislation will ever be enacted and if so, what its provisions would be. If additional levels of regulation and permits were required through the adoption of new laws and regulations at the federal or state level, it could lead to delays, increased operating costs and process prohibitions that would materially adversely affect our revenue and results of operations.

The National Environmental Policy Act (“NEPA”) establishes a national environmental policy and goals for the protection, maintenance and enhancement of the environment and provides a process for implementing these goals within federal agencies. A major federal agency action having the potential to significantly impact the environment requires review under NEPA. In 2021, the Biden Administration proposed a rule to undue changes to NEPA enacted under the Trump Administration that had streamlined NEPA review. The proposed changes would emphasize the need to review federal actions for climate change and environmental justice impacts, among other factors. These proposed changes, if enacted, would affect the assessment of projects ranging from oil and gas leasing to development on public and Indian lands.

Climate Change

Significant studies and research have been devoted to climate change, and climate change has developed into a major political issue in the United States and globally. Opponents of hydrocarbon production and consumption contend that greenhouse gas emissions contribute to climate change and pose a threat to the environment. Recent scientific research and political debate has focused in part on carbon dioxide and methane incidental to oil and natural gas exploration and production.

In the United States, no comprehensive federal climate change legislation has been implemented to date but the current administration has indicated willingness to pursue new climate change legislation, executive actions, rulemakings or other regulatory initiatives to limit GHG emissions. Interpretation/implementation of existing statutes and common law is evolving. These include rejoining the Paris Agreement treaty on climate change, several executive orders to address climate change, the U.S. Methane Emissions Reduction Action Plan, and a commitment to cut greenhouse gas emissions 50-52 percent of 2005 levels by 2030. Further, legislative and regulatory initiatives are underway to that purpose. The U.S. Congress has considered legislation that would control GHG emissions through a “cap and trade” program and several states have already implemented programs to reduce GHG emissions. The U.S. Supreme Court determined that GHG emissions fall within the CAA definition of an “air pollutant.” Recent litigation has held that if a source was subject to Prevention of Significant Deterioration or Title V based on emissions of conventional pollutants like sulfur dioxide, particulates, nitrogen dioxide, carbon monoxide, ozone or lead, then the EPA could also require the source to control GHG emissions and the source would have to install Best Available Control Technology to do so. As a result, a source may still have to control GHG emissions if it is an otherwise regulated source.

The SEC in 2022 proposed rules requiring disclosure of how climate-related risks are likely to materially impact publicly-traded enterprises’ finances, strategies and outlook and the impact of climate-related events upon a company’s consolidated financial statements’ line items. Final action on this proposed rule is pending. Companies must also identify “transition” strategies. Compliance with the proposed rule would increase our costs.

In 2014, Colorado was the first state in the nation to adopt rules to control methane emissions from oil and gas facilities. In 2016, the EPA revised and expanded NSPS to include final rules to curb emissions of methane, a greenhouse gas, from new, reconstructed and modified oil and gas sources. Previously, already existing NSPS regulated VOCs, and controlling VOCs also had the effect of controlling methane, because natural gas leaks emit both compounds. However, by explicitly regulating methane as a separate air pollutant, the 2016 regulations were a statutory predicate to propose regulating emissions from existing oil and gas facilities. In September 2020, EPA made technical and policy changes to the methane rules that limited the scope of the rules. In 2021, President Biden issued Executive Order 13990, Protecting Public Health and the Environment and Restoring Science to Tackle the Climate Crisis. In furtherance of this Executive Order, the EPA, on November 2, 2021, proposed rules to regulate methane emissions from the oil and natural gas industry, including, for the first time, reductions from certain upstream and midstream existing oil and gas sources. These regulations also expanded controls to reduce methane emissions, such as enhancement of leak detection and repair provisions. The PHMSA and the Department of Interior continue to focus on regulatory initiatives to control methane emissions from upstream and midstream equipment. To the extent that these regulations or initiatives remain in place and to the extent that our third-party operating partners are required to further control methane emissions, such controls could impact our business.

In addition, some of our third-party operating partners are required to report their GHG emissions under CAA rules. Because regulation of GHG emissions continues to evolve, further regulatory, legislative and judicial developments are likely to occur. Such developments may affect how these GHG initiatives will impact us. Moreover, while the U.S. Supreme Court held in its 2011 decision American Electric Power Co. v. Connecticut that, with respect to claims concerning GHG emissions, the federal common law of nuisance was displaced by the CAA, the Court left open the question of whether tort claims against sources of GHG emissions alleging property damage may proceed under state common law. There thus remains litigation risk for such claims. Due to the uncertainties surrounding the regulation of and other risks associated with GHG emissions, we cannot predict the financial impact of related developments on us.

The FERC has issued policy statements articulating how it will quantify natural GHG emissions, departing from past practices.

Legislation or regulations that may be adopted to address climate change could also affect the markets for our products by making our products more or less desirable than competing sources of energy. To the extent that our products are competing with higher GHG emitting energy sources, our products would become more desirable in the market with more stringent limitations on GHG emissions. To the extent that our products are competing with lower GHG emitting energy sources such as solar and wind, our products would become less desirable in the market with more stringent limitations on GHG emissions. We cannot predict with any certainty at this time how these possibilities may affect our operations.

Depending on the outcome of future carbon emission rulemakings under the CAA targeting new and existing power plants, and demand for hydrocarbons may be reduced. In addition, we anticipate that such regulations will be challenged in federal court prior to their implementation. Depending on the outcome of such judicial review, the hydrocarbon production industry may face alternative efforts from private parties seeking to establish alternative GHG emission limitations from power plants. Alternative GHG emission limitations may arise from litigation under either federal or state common laws or citizen suit provisions of federal environmental statutes that attempt to force federal agency rulemaking or imposing emission limitations. Such lawsuits may also see damages from harm alleged to have resulted from GHG emissions.

Physical and Operational Risks. Weather extremes such as drought and high temperature variations are common occurrences in the southwest United States. Large increases in ambient temperatures could require evaluation of certain materials used within its system and may represent a greater challenge. As part of conducting our business, we recognize that the southwestern United States is particularly susceptible to the risks posed by climate change, which over time is projected to exacerbate high temperature extremes and prolong drought in the area. Texas has recently experienced extended droughts. Prolonged and extreme drought conditions can also affect our long-term ability to access water resources. Reductions in the availability of water for injections could negatively impact our financial condition, results of operations or cash flows.

Effects of Energy Conservation Measures and Distributed Energy Resources. Some state legislatures and agencies have established rules regarding energy efficiency that mandate energy savings requirements which in turn will impact the demand for electricity.

In addition to these rules and requirements, energy efficiency technologies and distributed energy resources continue to evolve, which may have similar impacts on demand for electricity. Reduced demand due to these energy efficiency requirements, distributed energy requirements and other emerging technologies, could have a material adverse impact on the financial condition results of operations and cash flow of our indirect customers.

Operational Hazards and Insurance

The oil and natural gas business involves a variety of operating risks, including the risk of fire, explosions, well blow-outs, pipe failures, industrial accidents, and, in some cases, abnormally high pressure formations which could lead to environmental hazards such as oil releases, chemical releases, natural gas leaks and the discharge of toxic gases. Any of these risks could adversely affect our ability to conduct operations or result in substantial losses to us, for example, as a result of damage to our property or equipment or injury to our personnel. These operational risks could also result in the spill or release of hazardous materials such as drilling fluids or other chemicals, which may result in pollution, natural resource damages, or other environmental damage and necessitate investigation and remediation costs. As a result, we could be subject to liability under environmental law or common law theories. In addition, these operational risks could result in the suspension or delay of our operations, which could have significant adverse consequences on our business.

In accordance with customary industry practices, we maintain insurance against some, but not all, of the operating risks to which our business is exposed. We cannot provide assurance that any insurance we obtain will be adequate to cover our losses or liabilities. Pollution and environmental risks generally are not fully insurable. Under certain circumstances, we may be liable for environmental damage caused by previous owners or operators of properties or repairs/decommissioning of assets that we own, lease or operate. As a result, we may incur substantial liabilities to third parties or governmental entities for environmental matters for which we do not have insurance coverage, which could reduce or eliminate funds available for exploration, development or acquisitions or cause us to incur losses.

The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial position, results of operations and cash flows.

Employees

As of August 21, 2023, we had two full time and no part time employees. We may hire additional personnel as appropriate. We also use the services of independent consultants and contractors to perform various professional services.

Facilities

Our executive offices are located at 2911 Turtle Creek Blvd, Suite 925, Dallas, Texas 75219 and consists of 2,765 square feet of leased space. We believe our current office space is sufficient to meet our needs and that additional office space can be obtained if necessary.

Corporate History

We were incorporated on April 24, 2017 under the laws of British Columbia, Canada. At June 30, 2023, we have one wholly-owned subsidiary, Permex Petroleum US Corporation, a corporation incorporated under the laws of New Mexico (“Permex U.S.”). We own and operate oil and gas properties in Texas (Breedlove “B” Property, Pittcock North Property, Pittcock South Property and Mary Bullard Property), and Permex U.S. owns and operates oil and gas properties in New Mexico (Henshaw Property and the Oxy Yates Property).

Corporate Information

Our principal executive offices are located at 2911 Turtle Creek Blvd, Suite 925, Dallas, Texas 75219 and our website is www.permexpetroleum.com. We do not incorporate the information on our website into this prospectus and you should not consider any such information that can be accessed through our website as part of this prospectus.

MANAGEMENT

Directors and Executive Officers

Set forth below is the name and position and a brief account of the business experience of each of our directors and executive officers as of August 21, 2023. Each of the directors listed below was elected to our Board of Directors to serve until our next annual meeting of shareholders or until his or her successor is elected and qualified.

Name	Age	Position
Mehran Ehsan	42	Chief Executive Officer, President and Director
Gregory Montgomery	54	Chief Financial Officer
Barry Whelan	83	Chief Operating Officer and Director
Scott Kelly	48	Director
Douglas Charles Urch	64	Director
James Perry Bryan	83	Director
John James Lendrum	72	Director
Melissa Folz	39	Director

Biographical Information

Mehran Ehsan

Mehran Ehsan has served as the Chief Executive Officer and President and a member of the Board of Directors of the Company since April 2017. In addition, from July 2010 to June 2019, Mr. Ehsan served as President and Chief Executive Officer of N.A. Energy Resources Corporation, a privately held oil and gas operator. Mr. Ehsan also previously served as the Director of Business Development for West Texas Investment Corp. and a Financial Specialist (Oil and Gas) for Sterling Wealth. Mr. Ehsan received diploma in marketing management, commercial real estate option from the British Columbia Institute of Technology.

We believe Mr. Ehsan is qualified to serve on our Board of Directors because he brings first-hand knowledge of the Company’s day-to-day operations as well as an understanding of the operational, financial and strategic issues facing our Company.

Gregory Montgomery

Gregory Montgomery has served as Chief Financial Officer of the Company since May 2022 and served as a member of the Company’s Board of Directors from March 2020 until April 2023. Since June 2021, Mr. Montgomery has served as Vice President, Project Management Office – Private Equity Energy Management of Priority Power Management, LLC. In addition from October 2018 until June 2021, he served as Partner of Vine Advisors, from October 2017 until October 2018, he served as Chief Financial Officer of Oiltanking North America and from March 2013 until October 2017, he served as Chief Financial Officer of Semarus Energy, LLC. Mr. Montgomery also served as Chief Financial Officer for Lion Copolymer, Coast Energy and Laser Midstream, and was a Director of Strategic Planning for Enbridge Energy Partners (EEP: NYSE) and Compliance Officer for Pennzoil Company (PZL: NYSE). Mr. Montgomery is a CPA and member of the Texas Society of CPA’s and American Institute of Certified Public Accountants. Mr. Montgomery holds a Bachelor of Business Administration from the University of Houston – Bauer College of Business.

Barry Whelan

Barry Whelan has served as the Chief Operating Officer and a member of the Board of Directors of the Company since April 2017. Since May 2017, Mr. Whelan has served as the Chief Operating Officer and a member of the board of directors of N.A. Energy Resources Corporation, a privately held oil and gas operator. Mr. Whelan received his degrees in geology from Western University (London) and McMaster University (Hamilton). He is a past member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Association of Professional Engineers and Geoscientists of British Columbia, the Institute of Geology (London, U.K.) and a Fellow of the Geological Institute of Canada.

We believe Mr. Whelan is qualified to serve on our Board of Directors because he brings first-hand knowledge of the Company’s day-to-day operations.

Scott Kelly

Scott Kelly served as the Chief Financial Officer and Corporate Secretary from December 2017 until May 2022 and has served as a member of the Board of Directors of the Company since December 2017. Since 2017, Mr. Kelly has been a self-employed business consultant who has held the office of Chief Financial Officer for Ely Gold Royalties Inc. (May 2007 – June 2019), Mako Mining Corp. (TSXV: MKO; OTCQX: MAKOF) (November 2018 – February 2021), Sonoro Gold Corp. (October 2010 – November 2019) (OTCQB: SMOFF; TSX: SGO) and Ethos Gold Corp. (August 2014 – April 2021) (TSX: PPP). Mr. Kelly obtained his Bachelor of Commerce degree from Royal Roads University.

We believe Mr. Kelly is qualified to serve on our Board of Directors because he brings extensive financial and accounting experience.

Douglas Charles Urch

Douglas Urch has served as a member of the Company’s Board of Directors since November 2018. Since November 2019, Mr. Urch has served as the Executive Vice President and Chief Financial Officer of PetroTal Corp. (OTCQX: PTALF; TSXV: TAL; AIM PTAL), and from December 2017 until October 2019, he served as chair of the board of directors. In addition, from February 2008 until September 2018, Mr. Urch served as Executive Vice President, Finance and Chief Financial Officer of Bankers Petroleum Ltd. Moreover, since April 2017, Mr. Urch has served as a member of the board of directors of Blue Moon Metals Corp. (TSXV: MOON). Mr. Urch is a Chartered Professional Accountant (CPA) and a member of the Institute of Corporate Directors (ICD). He received a Bachelor of Commerce degree (with a major in accounting) from the University of Calgary in 1980.

We believe Mr. Urch is qualified to serve on our Board of Directors because he brings extensive financial and accounting experience in the oil and gas industry.

James Perry Bryan

James Bryan has served as a member of the Company’s Board of Directors since September 2021. From October 2020 to August 2021, Mr. Lendrum served on the board of directors of Good Work Acquisition Corp., a special purpose acquisition company. Mr. Bryan has been involved in the energy and investment industries for more than five decades, serving as Chief Executive Officer and President of Gulf Canada Resources Limited (1995 - 1998), Chairman (1990 - 1997) and Chief Executive Officer of Nuevo Energy Company (1990 - 1995), Chief Executive Officer of Bellwether Exploration (1987 - 1997), First Vice President of E.F. Hutton & Company and Director of Investment Banking-Southwest Region (1978 - 1981), Chairman and Chief Executive Officer of Torch Energy Advisors, Inc. (1981 - 2012), President and Chief Executive Officer of The Mortgage Banque (1974 - 1978), Executive Vice President and Director of Dominick & Dominick, Inc. (1969 - 1974), and Vice President of Morgan Guaranty Trust Company (1966 - 1969). He received his B.A. from The University of Texas at Austin, his L.L.B. from The University of Texas Law School at Austin and his B.F.T. from the American Institute of Foreign Trade at Phoenix, Arizona. Among his numerous business awards are Texas Entrepreneur of the Year (1994) and Canadian Oil Producer of the Year (1995).

We believe Mr. Bryan is qualified to serve on our Board of Directors because he brings extensive experience in the oil and gas industry.

John James Lendrum

John Lendrum has served as a member of the Company’s Board of Directors since September 2021. Since 2015, Mr. Lendrum has served as the Non-Executive Chairman of Nuevo Midstream Dos, LLC. From 2012 to 2014, he served as the President, Chief Executive Officer and member of the board of directors of Nuevo Midstream Company (“Nuevo”). Nuevo owned and operated gas gathering, processing and treating assets in the Delaware and Permian Basins of West Texas and New Mexico and was sold to an affiliate of Anadarko Petroleum Company in 2014. Since February 2019, Mr. Lendrum serves on the board of Blue Rock Energy Partners. In 2018, he participated along with several other family offices, in the acquisition of Blue Rock from the private equity unit of TudorPickeringHolt. Mr. Lendrum has a B.B.A. in Finance and completed his graduate studies in Accounting Theory at The University of Texas at Austin.

We believe Mr. Lendrum is qualified to serve on our Board of Directors because he brings extensive experience in the oil and gas industry.

Melissa Folz

Melissa Folz has served as a director of the Company’s Board of Directors since October 2022. Ms. Folz is currently the Director of Production Engineering and Optimization at Chord Energy, which is a result of the merger of Oasis Petroleum and Whiting Petroleum effective July 2022. Ms. Folz has been a leader at Oasis Petroleum since 2014 in various production, reservoir, and subsurface assessment management positions. Prior to joining Oasis she worked at Sabine Oil and Gas as a production engineer and Southwestern Energy as a completions engineer. Ms. Folz has over 15 years of experience in oil and gas, graduated as a petroleum engineer from Louisiana State University, and is a licensed professional engineer in the state of Texas.

We believe Ms. Folz is qualified to serve on our Board of Directors because she brings extensive experience in the oil and gas industry.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Involvement in Certain Legal Proceedings

We are not aware of any of our directors or officers being involved in any legal proceedings in the past ten years relating to any matters in bankruptcy, insolvency, criminal proceedings (other than traffic and other minor offenses), or being subject to any of the items set forth under Item 401(f) of Regulation S-K under the Securities Act.

Arrangements between Officers and Directors

Except as set forth herein, to our knowledge, there is no arrangement or understanding between any of our officers or directors and any other person pursuant to which the officer or director was selected to serve as an officer or director.

Independence

We have determined Douglas Charles Urch, John James Lendrum, James Perry Bryan and Melissa Folz to be “independent” directors within the meaning of the listing standards of the New York Stock Exchange. Mehran Ehsan is not independent since he is the current President and CEO of the Company; Scott Kelly is not considered independent as he previously served as our CFO; and Barry Whelan is not independent since he is the current COO of the Company. In making our independence determinations, we have considered all relationships between any of the directors and the Company.

Committees of our Board of Directors

Our Board of Directors has a separately designated standing audit committee. Our Board serves in place of a compensation committee, determining the compensation of our officers and directors, and nominating and corporate governance committee, nominating members to our Board of Directors. The functions of a compensation committee and nominating committee are performed exclusively by the independent directors on the Board, meeting separately, and determinations are made by a majority of such independent directors.

Audit Committee

Our audit committee consists of Douglas Charles Urch (Chair), James Perry Bryan and John James Lendrum. Our Board of Directors has determined that each of Douglas Charles Urch, James Perry Bryan and John James Lendrum meet the definition as an “independent” director within the meaning of the listing standards of the New York Stock Exchange. Each member of the audit committee is financially literate, and in addition, our Board of Directors has determined that Douglas Charles Urch qualifies as an “audit committee financial expert,” as defined in applicable SEC regulations.

Our audit committee is responsible for overseeing our financial reporting process on behalf of the Board, including overseeing the work of the independent auditors who report directly to the audit committee. The specific responsibilities of our audit committee, among others, include:

●	evaluating the performance and assessing the qualifications of the independent directors and recommending to the Board and the shareholders the appointment of our external auditor;

●	determining and approving the engagement of and compensation for audit and non-audit services of our external auditor;

●	reviewing our financial statements and management’s discussion and analysis of financial condition and results of operations and recommending to the Board whether or not such financial statements and management’s discussion and analysis of financial condition and results of operations should be approved by the Board;

●	conferring with our external auditor and with management regarding the scope, adequacy and effectiveness of internal financial reporting controls;

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding our accounting controls, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting and auditing matters; and

●	reviewing and discussing with management and the independent auditor, as appropriate, our guidelines and policies with respect to risk assessment and risk management, including major financial risk exposure and investment and hedging policies and the steps taken by management to monitor and control our exposure to such risks.

Committee Charters and Other Corporate Governance Matters

Audit Committee Charter

Our Board of Directors has adopted a written charter for our audit committee.

Code of Business Conduct and Ethics

We have adopted a written Code of Business Conduct and Ethics which addresses issues including, but not limited to: (i) conflicts of interest; (ii) compliance with laws, rules, and regulations; (iii) protection and proper use of corporate opportunities; (iv) protection and proper use of corporate assets; (v) confidentiality of corporate information; (vi) fair dealing with securityholders, customers, competitors, and employees; and (vii) accuracy of business records. The Code of Business Conduct and Ethics applies to all of our directors, officers and employees. Any change or waivers from the provisions of the Code of Business Conduct and Ethics for our executive officers or directors will be made only after approval by the Board of Directors and will be promptly disclosed.

Director Compensation

We have no formal policy concerning director compensation; however, options may be granted to directors as compensation for services on the Board, at the discretion of our Board. To date, the we have not paid any cash compensation to our directors for service on the Board.

The following table presents the total compensation for each person who served as a member of our Board of Directors (other than Mehran Ehsan, our Chief Executive Officer, whose compensation is summarized below under “Summary Compensation Table”) and received compensation for such service on the Board during the fiscal year ended September 30, 2022.

Name	Fees earned or paid in cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified deferred compensation earnings ($)	All Other Compensation ($)	Total ($)
Scott Kelly (1)	—	—	96,154	—	—	—	96,154
Douglas Charles Urch	—	—	105,770	—	—	—	105,770
James Perry Bryan	—	—	—	—	—	—	—
John James Lendrum	—	—	—	—	—	—	—
Edward Odishaw (2)	—	—	—	—	—	—	—
Gregory Montgomery (3)	—	—	28,846	—	—	—	28,846
Barry Whelan (4)	—	—	96,154	—	—	—	96,154

(1) Scott Kelly served as Chief Financial Officer and Corporate Secretary of the Company until May 2022. In connection with his service as our Chief Financial Officer, Mr. Kelly received cash compensation of $9,360 during the fiscal year ended September 30, 2022.

(2) Edward Odishaw served as a director of the Company until May 2, 2022.

(3) Gregory Montgomery was appointed as our Chief Financial Officer on May 1, 2022. Pursuant to his employment agreement with the Company, Mr. Montgomery will receive an annual base salary of $50,000 and be eligible to receive an annual cash bonus of up to 100% of this annual salary. Mr. Montgomery received cash compensation of $20,833 during the fiscal year ended September 30, 2022 in connection with his service as our Chief Financial Officer. On April 24, 2023, Mr. Montgomery resigned as a director of the Company.

(4) Barry Whelan also serves as our Chief Operating Officer.

EXECUTIVE COMPENSATION

For the purposes hereof, a named executive officer (“NEO”) of the Company means the Company’s Chief Executive Officer, Mehran Ehsan, as no other executive officer of the Company received total compensation in 2022 in excess of $100,000, and thus disclosure is not required for any other person.

Summary Compensation Table

The following table sets forth, for the years ended September 30, 2022 and 2021, all compensation paid or accrued by the Company, to or on behalf of the NEO:

Name and Principal Position	Fiscal Years Ended 09/30	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Mehran Ehsan	2022	220,834	—	—	144,231	—	—	—	365,065
President, CEO and Director	2021	149,806	—	—	—	—	—	—	149,806

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding option and restricted stock unit awards held by our that were outstanding as of September 30, 2022.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) (Exercisable)		Number of Securities Underlying Unexercised Options (#) (Unexercisable)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested (#)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Mehran Ehsan	11,250	(1)	—	—	$21.90	12/4/2027	—	—	—	—
President, CEO and Director	12,500	(2)	—	—	$10.51	10/6/2031	—	—	—	—

(1) Stock options granted to Mehran Ehsan in December 2017 vested immediately upon grant.

(2) Stock options granted to Mehran Ehsan in October 2021 vested immediately upon grant.

Stock Option Plans and Other Incentive Plan

Other than the Option Plan set forth below, the Company currently does not have any other stock option plan, stock option agreement made outside of a stock option plan, plan providing for the grant of stock appreciation rights, deferred share units or restricted stock units or any other incentive plan or portion of a plan under which awards are granted.

The Company’s current stock option plan (the “Option Plan”) was approved by the Board on November 27, 2017 and by the Company’s shareholders on April 8, 2022. The purpose of the Option Plan is to ensure that the Company is to able to provide an incentive program for directors, officers, employees and persons providing services to the Company (each, an “Optionee”) that provides enough flexibility in the structuring of incentive benefits to allow the Company to remain competitive in the recruitment and maintenance of key personnel.

The Option Plan will be administered by the Board or the compensation committee of the Company, as applicable, which shall, without limitation, have full and final authority in its discretion, but subject to the express provisions of the Option Plan, to interpret the Option Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Option Plan, subject to any necessary shareholder or regulatory approval. The Board may delegate any or all of its authority with respect to the administration of the Option Plan. The Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of common shares to be subject to each option.

Under the Option Plan, options will be exercisable over periods of up to ten years as determined by the Board. The exercise price of any option may not be less than the greater of the closing market price of the common shares on: (i) the trading day prior to the date of grant of the option; and (ii) the grant date of the option, less any applicable discount allowed by the Canadian Securities Exchange (the “CSE”) or any other stock exchange on which the common shares are listed for trading.

The maximum number of common shares which may be issued pursuant to options granted under the Option Plan is 10% of the issued and outstanding common shares at the time of the grant, provided that the common shares are listed on the CSE or any other stock exchange at the time of grant. In addition, the number of common shares which may be issuable under the Option Plan and all of the Company’s other previously established or proposed share compensation arrangements, within a one-year period:

●	to any one Optionee may not exceed (without the requisite disinterested shareholder approval) 5% of the issued common shares on a non-diluted basis;

●	to insiders as a group shall not exceed 10% of the total number of issued and outstanding common shares, on a non-diluted basis, at the time of the grant; and

●	to all Optionees who undertake investor relation activities shall not exceed 1% in the aggregate of the total number of issued and outstanding common shares at the time of the grant, on a non-diluted basis.

The Option Plan permits the Board to specify a vesting schedule in its discretion, subject to minimum vesting requirements imposed by the applicable stock exchange. Unless otherwise specified by the Board at the time of granting an option, and subject to the other limits on option grants set out in the Option Plan, all options granted under the Option Plan shall vest and become exercisable in full upon grant, except Options granted to consultants performing investor relations activities, which options must vest in stages over twelve months with no more than one-quarter of the options vesting in any three month period.

The Option Plan provides that if a change of control (as defined in the Option Plan) occurs, or if the Company is subject to a take-over bid, all common shares subject to options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder. The Board may also accelerate the expiry date of outstanding options in connection with a take-over bid.

The Option Plan contains adjustment provisions with respect to outstanding options in cases of share reorganizations, special distributions and other corporation reorganizations including an arrangement or other transaction under which the business or assets of the Company become, collectively, the business and assets of two or more companies with the same shareholder group upon the distribution to the Company’s shareholders, or the exchange with the Company’s shareholders, of securities of the Company or securities of another company.

The Option Plan provides that on the death or disability of an option holder, all vested options will expire at the earlier of 365 days after the date of death or disability and the expiry date of such options. Where an Optionee is terminated for cause, any outstanding options (whether vested or unvested) are cancelled as of the date of termination. If an Optionee retires or voluntarily resigns or is otherwise terminated by the Company other than for cause, then all vested options held by such Optionee will expire at the earlier of (i) the expiry date of such options and (ii) the date which is 90 days (30 days if the Optionee was engaged in investor relations activities) after the Optionee ceases its office, employment or engagement with the Company.

The Option Plan contains a provision that if pursuant to the operation of an adjustment provision of the Option Plan, an Optionee receives options (the “New Options”) to purchase securities of another company (the “New Company”) in respect of the Optionee’s options under the Option Plan (the “Subject Options”), the New Options shall expire on the earlier of: (i) the expiry date of the Subject Options; (ii) if the Optionee does not become an eligible person in respect of the New Company, the date that the Subject Options expire pursuant to the applicable provisions of the Option Plan relating to expiration of options in cases of death, disability or termination of employment discussed in the preceding paragraph above (the “Termination Provisions”); (iii) if the Optionee becomes an eligible person in respect of the New Company, the date that the New Options expire pursuant to the terms of the New Company’s stock option plan that correspond to the Termination Provisions; and (iv) the date that is one year after the Optionee ceases to be an eligible person in respect of the New Company or such shorter period as determined by the Board.

In accordance with good corporate governance practices and as recommended by National Policy 51-201 – Disclosure Standards, the Company imposes black-out periods restricting the trading of its securities by directors, officers, employees and consultants during periods surrounding the release of annual and interim financial statements and at other times when deemed necessary by management and the Board. In order to ensure that holders of outstanding options are not prejudiced by the imposition of such black-out periods, the Option Plan contains a provision to the effect that any outstanding options with an expiry date occurring during a management imposed black-out period or within five trading days thereafter will be automatically extended to a date that is 10 trading days following the end of the black-out period.

The options granted under the Option Plan are non-assignable and non-transferable. Subject to required shareholder approval and the approval of the CSE, or any other stock exchange on which the common shares are listed, if applicable, the Board may from time to time amend or revise the terms of the Option Plan or may terminate the Option Plan at any time.

The Company does not provide any financial assistance to participants in order to facilitate the purchase of common shares under the Option Plan. As at July 13, 2023, there were options outstanding under the Option Plan to acquire 81,250 common shares, representing approximately 8% of the Company’s current issued and outstanding shares.

A copy of the Option Plan may be inspected at the head office of the Company, 2911 Turtle Creek Blvd, Suite 925, Dallas, Texas 75219, during normal business hours. In addition, a copy of the Option Plan will be mailed, free of charge, to any shareholder who requests a copy, in writing, from the Chief Financial Officer of the Company. Any such requests should be mailed to the Company, at its head office, to the attention of the Chief Financial Officer.

Employment, Consulting and Management Agreements

Other than the executive employment agreement between the Company and Mehran Ehsan, the material terms of which are set forth below, the Company does not have any compensation agreements or arrangements that the Company or any of its subsidiaries have entered into with respect to services provided by a NEO, a director or any other party in the event such services provided are typically provided by a director or NEO (collectively, “Compensation Arrangements”).

The Compensation Arrangements for Mehran Ehsan were initially set forth in the amended employment agreement dated September 1, 2021, as subsequently amended on May 1, 2022, between the Company and Mr. Ehsan (the “CEO Employment Agreement”). Pursuant to the CEO Employment Agreement, the Company employs Mr. Ehsan to serve as CEO of the Company and to perform such duties and have such authority as may from time to time be assigned by the Board. As compensation for the performance of such duties, the Company paid Mr. Ehsan a base salary of $200,000 per year (which increased to $250,000 as of May 1, 2022), which shall be reviewed by the Company annually. Mr. Ehsan is also eligible for cash bonuses and grants of Options under the Option Plan, in the sole discretion of the Board, as well as group health, medical and disability insurance benefits and any other fringe benefit programs that the Company maintains from time to time for the benefit of its employees.

The Company may immediately terminate Mr. Ehsan’s employment at any time for cause, by written notice. The Company may terminate the Mr. Ehsan’s employment at any time without cause by providing him with notice in writing and compensation in lieu of notice as follows:

●	payment of all outstanding and accrued base salary and vacation pay, earned and owing up to the last day of the active employment, and reimbursement for all proper expenses incurred by him in connection with the Company’s business prior to the last day of active employment;

●	payment of an amount equal to 36 months base salary;

●	payment of an amount in lieu of his performance bonus equal to 20% of base salary; and

●	continuation of his benefit coverage for a period of six months, or alternatively, if it is unable to continue Mr. Ehsan’s participation in one or more of the Company’s benefit plans, the Company shall pay him an amount equal to the premium cost or contributions the Company would otherwise have made in respect of his participation in the relevant plan(s) for six months.

Mr. Ehsan is required to give the Company not less than two weeks’ notice in the event of his resignation. Upon receipt of his notice of resignation, or at any time thereafter, the Company has the right to elect to pay, in lieu of such notice period, Mr. Ehsan’s salary for the remainder of the notice period and a reasonable amount in lieu of the his benefits for that period. If the Company elects for payment in lieu of notice, the Mr. Ehsan’s employment shall terminate immediately upon such payment.

If the Company determines that Mr. Ehsan has suffered a Disability (as defined below) that cannot be accommodated, the Company may terminate his employment by notice. In such case, Mr. Ehsan is entitled to receive, in lieu of all amounts otherwise payable under the CEO Employment Agreement (except for amounts earned but not yet paid to Mr. Ehsan through the date of such Disability), compensation at Mr. Ehsan’s base salary rate for a period of six months following the date of Disability or such greater amount as is required by applicable law. In the CEO Employment Agreement, “Disability” means a physical or mental incapacity of Mr. Ehsan that has prevented him from performing the duties customarily assigned to him for 180 days, whether or not consecutive, out of any 12 consecutive months and that in the opinion of the Company, acting on the basis of advice from a duly qualified medical practitioner, is likely to continue to a similar degree.

In the event of death, Mr. Ehsan’s employment shall be deemed to have terminated on the date thereof and the Company shall pay his estate the amounts specified above in respect of termination without cause.

Other than pursuant to the CEO Employment Agreement, the Company has not granted any termination or change of control benefits with respect to any Compensation Arrangement and there are no compensatory plans or arrangements with respect to any NEO or director resulting from the resignation, retirement or any other termination of any NEO or director or from a change of any NEO’s or director’s responsibilities following a change of control. In case of termination of NEOs, other than the CEO, common law and statutory law applies.

The table below sets forth information with respect to each NEO currently employed by the Company in order to assist the reader in determining the potential payment to each such NEO in the event of the termination of such NEO’s employment by the Company other than for cause or in the event of a change of control. The estimated payments have been calculated on the basis of employment agreements as they exist at the date of this prospectus and assuming that they were in effect on September 30, 2022.

Name	Estimated Payment Assuming Termination Without Cause on September 30, 2022 ($)	Estimated Payment Assuming a Change of Control on September 30, 2022 ($)
Mehran Ehsan	$900,000	—

The estimated payments assuming a change of control on September 30, 2022 are based on the assumption that the NEOs are terminated without cause or elect to terminate the agreements.

Oversight and Description of Director and Name Executive Officer Compensation

Elements of Compensation

Compensation to be awarded or paid to the Company’s directors and/or executive officers, including NEOs consist primarily of management fees, stock options and bonuses. Payments may be made from time to time to executive officers, including NEOs, or companies they control for the provision of consulting or management services. Such services are paid for by the Company at competitive industry rates for work of a similar nature done by reputable arm’s length services providers.

The Board will from time to time determine the stock option grants to be made pursuant to the Option Plan. It is also anticipated that the Board may award bonuses, in its sole discretion, to executive officers (including NEOs) from time to time.

The most significant components of the Company’s executive compensation plan are base salary and an annual incentive bonus. These components are based upon:

●	achievement of specific corporate or segment performance targets;

●	a performance evaluation process, taking into consideration comparative levels of compensation with comparable entities in the Company’s industry;

●	alignment of the compensation level of each individual to that individual’s level of responsibility;

●	the individual’s performance, competencies, skills and achievements;

●	alignment with corporate strategy; and

●	contributions to corporate or segment performance.

Base Salary

The base salary review of any NEO will take into consideration the current competitive market conditions, experience, proven or expected performance, and the particular skills of the NEO. Base salary is not expected to be evaluated against a formal “peer group”. The base salaries for NEOs during the fiscal year ended September 30, 2022 were set at the following:

●	Mehran Ehsan (CEO) –$150,000/year commencing in 2017, subject to adjustment. During the year ended September 30, 2021, Mr. Ehsan received $149,806. Mr. Mehran’s annual salary was increased to $200,000 October 1, 2021 and further increased to $250,000 effective as of May 1, 2022. During the year ended September 30, 2022, Mr. Ehsan received $220,834.

Performance-Based Cash Bonuses

Cash bonuses are not a normal part of the Company’s executive compensation. However, the Company may elect to utilize such incentives where the role-related context and competitive environment suggest that such a compensation modality is appropriate. When and if utilized, the amount of cash bonus compensation will normally be paid on the basis of timely achievement of specific pre-agreed milestones. Each milestone will be selected based upon consideration of its impact on shareholder value creation and the ability of the Company to achieve the milestone during a specific interval. The amount of bonus compensation will be determined based upon achievement of the milestone, its importance to the Company’s near and long term goals at the time such bonus is being considered, the bonus compensation awarded to similarly situated executives in similarly situated companies or any other factors the Company may consider appropriate at the time such performance-based bonuses are decided upon.

Stock Options

The Company currently has the Option Plan in place for the purposes of attracting and motivating directors, officers, employees, and consultants of the Company and advancing the interests of the Company by affording such persons with the opportunity to acquire an equity interest in the Company through rights granted under the Option Plan. Any grant of options under the Option Plan is within the discretion of the Board, subject to the condition that the maximum number of common shares which may be reserved for issuance under the Option Plan may not exceed 10% of the Company’s issued and outstanding common shares.

Options are also an important component of aligning the objectives of the Company’s employees with those of shareholders. The Company expects to provide significant option positions to senior employees and lesser amounts to lower-level employees.

Notwithstanding the above, the Company is still in the development stage and has an informal compensation program and strategy. The management team is committed to developing the operations of the Company and will establish a formal compensation program for directors and executive officers once it begins generating revenues sufficient to sustain operations. The Board is responsible for determining, by way of discussions at Board meetings, the ultimate compensation to be paid to the executive officers of the Company. The Company does not have a formal compensation program with set benchmarks; however, the performance of each executive will be considered along with the Company’s ability to pay compensation and its results of operation for the period.

The Company relies solely on its Board to determine the executive compensation that is to be paid to NEOs and directors without any formal objectives, criteria, or analysis.

Pension Disclosure

The Company does not currently provide any pension plan benefits for executive officers, directors, or employees.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our capital stock outstanding as of August 21, 2023 by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and named executive officers as a group.

The percentage ownership information is based on 2,206,014 common shares outstanding as of August 21, 2023. The number of shares owned are those beneficially owned, as determined under the rules of the SEC. Under these rules, beneficial ownership includes any common shares as to which a person has sole or shared voting power or investment power and any common shares that the person has the right to acquire within 60 days of August 21, 2023 through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement. These shares are deemed to be outstanding and beneficially owned by the person holding such option, warrants or other derivative securities for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all common shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Permex Petroleum Corporation, 2911 Turtle Creek Blvd., Suite 925, Dallas, Texas 75219.

Name and Address of Beneficial Owner	Number of shares beneficially owned		Percentage of shares beneficially owned
Directors and Named Executive Officers:
Mehran Ehsan	100,117	(1)	4.49%
Barry Whelan	26,924	(2)	1.21%
Scott Kelly	29,999	(3)	1.35%
Douglas Charles Urch	18,166	(4)	*
James Perry Bryan	293,749	(5)	12.75%
John James Lendrum	331,250	(6)	14.30%
Melissa Folz	—		*
All Officers and Directors as a Group (8 persons)	807,705		32.46%
5% or Greater Shareholders:
Empery Asset Master, LTD (7)	185,191	(8)	8.39%
Ramnarain Jaigobind (9)	208,333	(10)	9.44%
Petro Americas Resources, LLC (11)	166,667		5.29%
Pratt Oil and Gas, LLC (12)	195,833		8.88%

* less than 1%.

(1) Represents (i) 34,283 common shares owned by Mehran Ehsan, (ii) 41,667 common shares owned by N.A. Energy Resources Corporation, (iii) 417 common shares owned by Mehran Ehsan’s spouse and (iv) 23,750 common shares issuable upon exercise of options owned by Mehran Ehsan. Mehran Ehsan is the President and Chief Executive Officer of N.A. Energy Resources Corporation and in such capacity has the right to vote and dispose of the securities held by such entity.

(2) Represents (i) 12,966 common shares owned by Barry Whelan, (ii) 625 common shares owned by Barry Whelan’s spouse and (iii) 13,333 common shares issuable upon exercise of options owned by Barry Whelan.

(3) Represents (i) 11,666 common shares owned by Tuareg Consulting Inc., (ii) 3,333 common shares owned by Scott Kelly’s spouse and (iii) 13,333 common shares issuable upon exercise of options owned by Scott Kelly. Scott Kelly is the owner of Tuareg Consulting Inc. and in such capacity has the right to vote and dispose of the securities held by such entity.

(4) Represents (i) 4,000 common shares and (ii) 14,166 common shares issuable upon exercise of options.

(5) Represents (i) 195,833 common shares owned by Pratt Oil and Gas, LLC and (ii) 97,916 common shares issuable upon exercise of warrants owned by Pratt Oil and Gas, LLC. James Bryan has the right to vote and dispose of the securities held by Pratt Oil and Gas, LLC.

(6) Represents (i) 116,667 common shares owned by Petro Americas Resources, LLC, (ii) 104,167 common shares owned by Rockport Permian, LLC, (iii) 52,083 common shares issuable upon exercise of warrants owned by Rockport Permian, LLC and (iv) 58,333 common shares issuable upon exercise of warrants owned by Petro Americas Resources, LLC. John Lendrum has the right to vote and dispose of the securities held by each of Petro Americas Resources, LLC and Rockport Permian, LLC.

(7) Empery Asset Management LP, the authorized agent of Empery Asset Master Ltd (“EAM”), has discretionary authority to vote and dispose of the shares held by EAM and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by EAM. EAM, Mr. Hoe and Mr. Lane each disclaim any beneficial ownership of these shares. The address of Empery Asset Master Ltd is c/o Empery Asset Management, LP, One Rockefeller Plaza, Suite 1205, New York, NY 10020.

(8) Represents 185,191 common shares. EAM disclaims beneficial ownership of 208,333 common shares issuable upon exercise of warrants, which are not included in the table above. At such time that our common shares became registered pursuant to the Exchange Act, under the terms of the warrants, the holder thereof may not exercise the warrants to the extent such exercise would cause such holder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (or, at the election of the holder, 9.99%) of our then outstanding common shares following such exercise.

(9) Ramnarain Jaigobind is a principal of ThinkEquity LLC. ThinkEquity LLC acted as the Company’s placement agent for its March 2022 private placement offering, and as financial advisor for the June 2023 warrant exercise program. See “Warrant Exercise Program” below for additional information.

(10) Represents 208,333 common shares. Excludes warrants to purchase up to 121,803 common shares as the holder of the warrants may not exercise the warrants to the extent such exercise would cause such holder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (or, at the election of the holder, 9.99%) of our then outstanding common shares following such exercise.

(11) John Lendrum has the right to vote and dispose of the securities held by Petro Americas Resources, LLC.

(12) James Bryan has the right to vote and dispose of the securities held by Pratt Oil and Gas, LLC.

WARRANT EXERCISE PROGRAM

On June 30, 2023, we completed an early warrant exercise program whereby we amended the exercise price of an aggregate of 1,015,869 Eligible Warrants to $2.86 per share during the Early Exercise Period. Pursuant to the warrant exercise program, an aggregate of 273,410 Eligible Warrants were exercised for aggregate gross proceeds of approximately $781,952. As a result, we issued an aggregate of 273,410 common shares and 273,410 Incentive Warrants. Each Incentive Warrant is exercisable for one common share for a period of five years from June 30, 2023 at an exercise price of $4.50 per share. In connection with the warrant exercise program, we agreed to pay a finder’s fee of $62,556 and issued an aggregate of 21,872 Representative’s Warrants on the same terms as the Incentive Warrants, to representatives of ThinkEquity LLC, as financial advisor.

The issuance of the shares, the Incentive Warrants and the Representative’s Warrants was exempt from the registration requirements under the Securities Act pursuant to Section 4(a)(2) and Rule 506(b) of Regulation D promulgated thereunder. We have agreed to file a registration statement with the SEC to register certain common shares and shares issuable upon the exercise of the Incentive Warrants issued pursuant to the warrant exercise program within 30 days of the end of the Early Exercise Period.

USE OF PROCEEDS

The selling shareholders will receive all of the proceeds from the sale of the Resale Shares offered by them pursuant to this prospectus. We will not receive any proceeds from the sale of the Resale Shares by the selling shareholders covered by this prospectus; provided, however, if the warrants are exercised for cash, such proceeds will be used by us for working capital.

SELLING SHAREHOLDERS

The Resale Shares being offered by the selling shareholders are those issuable to the selling shareholders upon exercise of the warrants. For additional information regarding the issuances of those warrants, see “Warrant Exercise Program” above. We are registering the Resale Shares in order to permit the selling shareholders to offer the Resale Shares for resale from time to time. Except for the ownership of the warrants, or as otherwise described herein, the selling shareholders have not had any material relationship with us within the past three years.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the common shares by each of the selling shareholders. The second column lists the number of common shares beneficially owned by each selling shareholder, based on its ownership of the common shares and common share equivalents, including the warrants, as of August 21, 2023, assuming exercise of the warrants held by the selling shareholders on that date, without regard to any limitations on exercises. Under applicable SEC rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of a convertible security. Also under applicable SEC rules, a person is deemed to be the “beneficial owner” of a security with regard to which the person directly or indirectly, has or shares (a) voting power, which includes the power to vote or direct the voting of the security, or (b) investment power, which includes the power to dispose, or direct the disposition, of the security, in each case, irrespective of the person’s economic interest in the security. To our knowledge, subject to community property laws where applicable, each person named in the table has sole voting and investment power with respect to the shares of common stock shown as beneficially owned by such selling stockholder, except as otherwise indicated in the footnotes to the table.

The third column lists the Resale Shares being offered by this prospectus by the selling shareholders. The fourth column lists the beneficial ownership of the common shares by each of the selling shareholders and the fifth column represents the percentage of common shares beneficially owned after the offering.

This prospectus generally covers the resale of the sum of (i) certain common shares issued in the warrant exercise program and (ii) the maximum number of common shares issuable upon exercise of the Incentive Warrants and Representative’s Warrants issued in the warrant exercise program, without regard to any limitations on the exercise of such warrants. The third column assumes the sale of all of the Resale Shares offered by the selling shareholders pursuant to this prospectus.

A selling shareholder may not exercise the warrants to the extent such exercise would cause such selling shareholder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (or, at the election of the holder, 9.99%) of our then outstanding common shares following such exercise, excluding, for purposes of such determination, common shares issuable upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Shareholder	Number of Common Shares Owned Prior to Offering		Maximum Number of Common Shares to be Sold Pursuant to this Prospectus		Number of Common Shares Owned After Offering (1)	Percentage of Common Shares Beneficially Owned After this Offering (1)
Ardara Capital, LP (2)	34,059	(3)	10,416	(4)	23,643	1.07%
Proactive Capital Partners LP (5)	20,832	(6)	10,416	(4)	10,416	*
Warberg WF IX LP (7)	21,083	(8)	10,416	(4)	10,667	*
Warberg WF X LP (9)	24,983	(10)	10,416	(4)	14,567	*
Cheshire Consulting Corp. (11)	1,666	(12)	1,666	(12)	0	-
Andrew Bousbouras	3,834	(13)	834	(14)	3,000	*
Donna Lynn Wigen	6,133	(15)	1,666	(16)	4,467	*
Patrick Melia	1,667	(17)	334	(18)	1,333	*
Burton Egger	5,000	(19)	2,500	(20)	2,500	*
Eric Nelson	616	(21)	616	(21)	0	-
Sarabjit Thind	5,333	(22)	5,000	(23)	333	*
Nelson Baquet (24) †	1,639	(25)	66	(26)	1,573	*
Eric Lord (24) †	6,915	(27)	1,908	(28)	5,007	*
Turret Investments LLC (29)	47,250	(30)	15,625	(31)	31,625	1.43%
Roger G Nickel Ltd. (32)	2,050	(33)	550	(34)	1,500	*
Perry Askounis	3,634	(35)	334	(36)	3,300	*
Sina Afrooze	2,917	(37)	834	(38)	2,083	*
Walleye Opportunities Master Fund Ltd (39) †	123,446	(40)	52,083	(41)	71,383	5.47	% (78)
Phyllis Henderson (24) †	621	(42)	100	(52)	0	-
Robert Niecestro	7,812	(43)	2,604	(44)	5,208	*
Richard J. Adams (24) †	622	(52)	100	(61)	522	*
The Farkas Group Inc. (45)	52,083	(46)	26,041	(47)	26,041	1.18%
Brick Lane Holdings LLC (48)	47,250	(49)	15,625	(50)	31,625	1.43%
William Baquet (24) †	3,433	(51)	3,433	(51)	0	-
Robert Sagarino (24) †	1,606	(53)	350	(54)	1,256	*
Jeffrey Singer (24) †	14,139	(55)	66	(56)	14,073	*
Kolinda Tomasic (24) †	100	(52)	100	(52)	0	-
Charles Giordano (24) †	291	(57)	291	(57)	0	-
Odin Investments Ltd. (58)	10,602	(59)	2,602	(60)	8,000	*
Craig Skop (24) †	2,309	(62)	503	(63)	1,806	*
Maria Robles (24) †	150	(64)	33	(65)	117	*
Kevin Mangan (24) †	2,826	(66)	1,188	(67)	1,638	*
Francis J. Argenziano (24) †	40,066	(68)	8,726	(69)	31,340	1.40%
Flying S Ranch Trust (70)	17,499	(71)	5,833	(72)	11,666	*
Chirag Choudhary (24) †	20,175	(73)	764	(74)	19,411	*
Ramnarain Jaigobind (24) †	330,136	(75)	108,410	(76)	221,726	14.18	%(77)
TOTAL			302,449

* Less than 1%.

† The selling shareholder is an affiliate of a broker-dealer. The selling shareholder has represented to us that (i) it purchased the Resale Shares in the ordinary course of business, and (ii) at the time of the purchase of the Resale Shares, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the Resale Shares.

(1) Represents the amount of common shares that will be held by the selling shareholder after completion of this offering based on the assumptions that (a) all Resale Shares registered for sale by the registration statement of which this prospectus is part will be sold and (b) no other common shares are acquired or sold by the selling shareholder prior to completion of this offering. However, each selling shareholder may sell all, some or none of the Resale Shares offered pursuant to this prospectus and may sell other common shares that they may own pursuant to another registration statement under the Securities Act or sell some or all of their shares pursuant to an exemption from the registration provisions of the Securities Act, including under Rule 144.

(2) Patrick Mullin is the Managing Partner of Ardara Capital, LP and in such capacity has the right to vote and dispose of the securities held by such entity. The address of Ardara Capital, LP is 246 Brookside Road, Darien, CT 06820.

(3) Represents (i) 23,643 common shares and (ii) 10,416 common shares issuable upon exercise of the Incentive Warrants.

(4) Represents 10,416 common shares issuable upon exercise of the Incentive Warrants.

(5) Jeff Ramson is the Chief Executive Officer of ProActive Capital Group, LLC which is the General Partner of ProActive Capital Partners LP and in such capacity has the right to vote and dispose of the securities held by such entity. The address of ProActive Capital Partners LP is 445 Park Avenue, 9th Floor, New York, NY 10022.

(6) Represents (i) 10,416 common shares and (ii) 10,416 common shares issuable upon exercise of the Incentive Warrants.

(7) Daniel Warsh is the Manager of Warberg WF IX LP and in such capacity has the right to vote and dispose of the securities held by such entity. The address of Warberg WF IX LP is 716 Oak Street, Winnetka, IL 60093.

(8) Represents (i) 10,667 common shares and (ii) 10,416 common shares issuable upon exercise of the Incentive Warrants.

(9) Daniel Warsh is the Manager of Warberg WF X LP and in such capacity has the right to vote and dispose of the securities held by such entity. The address of Warberg WF X LP is 716 Oak Street, Winnetka, IL 60093.

(10) Represents (i) 14,567 common shares and (ii) 10,416 common shares issuable upon exercise of the Incentive Warrants.

(11) Andrew Cheshire is the President of Cheshire Consulting Corp. and in such capacity has the right to vote and dispose of the securities held by such entity. The address of Cheshire Consulting Corp. is 200 Newdale Crt, North Vancouver BC V7N 3H1.

(12) Represents (i) 833 common shares and (ii) 833 common shares issuable upon exercise of the Incentive Warrants.

(13) Represents (i) 3,417 common shares and (ii) 417 common shares issuable upon exercise of the Incentive Warrants.

(14) Represents (i) 417 common shares and (ii) 417 common shares issuable upon exercise of the Incentive Warrants.

(15) Represents (i) 5,300 common shares and (ii) 833 common shares issuable upon exercise of the Incentive Warrants.

(16) Represents (i) 833 common shares and (ii) 833 common shares issuable upon exercise of the Incentive Warrants.

(17) Represents (i) 1,500 common shares and (ii) 167 common shares issuable upon exercise of the Incentive Warrants.

(18) Represents (i) 167 common shares and (ii) 167 common shares issuable upon exercise of the Incentive Warrants.

(19) Represents (i) 3,750 common shares and (ii) 1,250 common shares issuable upon exercise of the Incentive Warrants.

(20) Represents (i) 1,250 common shares and (ii) 1,250 common shares issuable upon exercise of the Incentive Warrants.

(21) Represents (i) 308 common shares and (ii) 308 common shares issuable upon exercise of the Incentive Warrants.

(22) Represents (i) 2,833 common shares and (ii) 2,500 common shares issuable upon exercise of the Incentive Warrants.

(23) Represents (i) 2,500 common shares and (ii) 2,500 common shares issuable upon exercise of the Incentive Warrants.

(24) The selling shareholder is a principal of ThinkEquity LLC. ThinkEquity LLC acted as our financial advisor. See “Warrant Exercise Program” above.

(25) Represents 1,639 common shares issuable upon exercise of warrants, including 66 Representative’s Warrants.

(26) Represents 66 common shares issuable upon exercise of the Representative’s Warrants.

(27) Represents 6,915 common shares issuable upon exercise of warrants, including 1,908 Representative’s Warrants.

(28) Represents 1,908 common shares issuable upon exercise of the Representative’s Warrants.

(29) Michael Babcock is a director of Turret Investments LLC and in such capacity has the right to vote and dispose of the securities held by such entity. The address of Turret Investments LLC is 132 Chief Justice Cushing Hwy, Apt. 216, Cohasset, MA 02025.

(30) Represents (i) 31,625 common shares and (ii) 15,625 common shares issuable upon exercise of the Incentive Warrants.

(31) Represents 15,625 common shares issuable upon exercise of the Incentive Warrants.

(32) Roger Nickel is the President of Roger G Nickel Ltd. and in such capacity has the right to vote and dispose of the securities held by such entity. The address of Roger G Nickel Ltd. is 3206 William Ave., North Vancouver BC V7K 2Y1.

(33) Represents (i) 1,775 common shares and (ii) 275 common shares issuable upon exercise of the Incentive Warrants.

(34) Represents (i) 275 common shares and (ii) 275 common shares issuable upon exercise of the Incentive Warrants.

(35) Represents (i) 3,467 common shares and (ii) 167 common shares issuable upon exercise of the Incentive Warrants.

(36) Represents (i) 167 common shares and (ii) 167 common shares issuable upon exercise of the Incentive Warrants.

(37) Represents (i) 2,500 common shares and (ii) 417 common shares issuable upon exercise of the Incentive Warrants.

(38) Represents (i) 417 common shares and (ii) 417 common shares issuable upon exercise of the Incentive Warrants.

(39) William England is the Chief Executive Officer of Walleye Capital LLC, which is the Manager of Walleye Opportunities Master Fund Ltd, and in such capacity has the right to vote and dispose of the securities held by such entity. The address of Walleye Opportunities Master Fund Ltd is 2800 Niagara Lane North, Plymouth, MN 55447.

(40) Represents (i) 71,383 common shares and (ii) 52,083 common shares issuable upon exercise of Incentive Warrants.

(41) Represents 52,083 common shares issuable upon exercise of Incentive Warrants.

(42) Represents 621 common shares issuable upon exercise of warrants, including 100 common shares issuable upon exercise of the Representative’s Warrants.

(43) Represents (i) 5,208 common shares and (ii) 2,604 common shares issuable upon exercise of the Incentive Warrants.

(44) Represents 2,604 common shares issuable upon exercise of Incentive Warrants.

(45) Michael D. Farkas is the President of The Farkas Group Inc. and in such capacity has the right to vote and dispose of the securities held by such entity. The address of The Farkas Group Inc. is 1221 Brickell Avenue, Suite 900, Miami, FL 33131.

(46) Represents (i) 26,041 common shares and (ii) 26,041 common shares issuable upon exercise of the Incentive Warrants.

(47) Represents 26,041 common shares issuable upon exercise of Incentive Warrants.

(48) Robert Babcock is the Vice President of Brick Lane Holdings LLC and in such capacity have the right to vote and dispose of the securities held by such entity. The address of Brick Lane Holdings LLC is 100 Redneck Ave., Moonachie, NJ 07074.

(49) Represents (i) 31,625 common shares and (ii) 15,625 common shares issuable upon exercise of the Incentive Warrants.

(50) Represents 15,625 common shares issuable upon exercise of Incentive Warrants.

(51) Represents 3,433 common shares issuable upon exercise of the Representative’s Warrants.

(52) Represents 622 common shares issuable upon exercise of warrants, including 100 common shares issuable upon exercise of the Representative’s Warrants.

(53) Represents 1,606 common shares issuable upon exercise of warrants, including 350 common shares issuable upon exercise of the Representative’s Warrants.

(54) Represents 350 common shares issuable upon exercise of the Representative’s Warrants.

(55) Represents 14,139 common shares issuable upon exercise of warrants, including 66 common shares issuable upon exercise of the Representative’s Warrants.

(56) Represents 66 common shares issuable upon exercise of the Representative’s Warrants.

(57) Represents 291 common shares issuable upon exercise of the Representative’s Warrants.

(58) Glenn Jorgensen is the Trustee of the Jorgensen Family Trust which is the controlling shareholder of Odin Investments Ltd. and in such capacity has the right to vote and appoint directors and officers of Odin Investments Ltd. Glenn Jorgensen is the President of Odin Investments Ltd. and in such capacity has the right to acquire or dispose of the securities held by such entity. The address of Odin Investments Ltd. is 250 52 Street, Delta, BC V4M 2Y4, Canada.

(59) Represents (i) 8,000 common shares and (ii) 2,602 common shares issuable upon exercise of the Incentive Warrants.

(60) Represents 2,602 common shares issuable upon exercise of Incentive Warrants.

(61) Represents 100 common shares issuable upon exercise of the Representative’s Warrants.

(62) Represents 2,309 common shares issuable upon exercise of warrants, including 503 common shares issuable upon exercise of the Representative’s Warrants.

(63) Represents 503 common shares issuable upon exercise of the Representative’s Warrants.

(64) Represents 150 common shares issuable upon exercise of warrants, including 33 common shares issuable upon exercise of the Representative’s Warrants.

(65) Represents 33 common shares issuable upon exercise of the Representative’s Warrants.

(66) Represents 2,826 common shares issuable upon exercise of warrants, including 1,188 common shares issuable upon exercise of the Representative’s Warrants.

(67) Represents 1,188 common shares issuable upon exercise of the Representative’s Warrants.

(68) Represents 40,066 common shares issuable upon exercise of warrants, including 8,726 common shares issuable upon exercise of the Representative’s Warrants.

(69) Represents 8,726 common shares issuable upon exercise of the Representative’s Warrants.

(70) Ryan W. Shay and Diane C. Shay are Co-Trustees of the Flying S Ranch Trust and in such capacities have the right to vote and dispose of the securities held by such trust. The address of Flying S Ranch Trust is 1210 RS 877 St. Francis, KS 67756.

(71) Represents (i) 11,666 common shares and (ii) 5,833 common shares issuable upon exercise of Incentive Warrants.

(72) Represents 5,833 common shares issuable upon exercise of Incentive Warrants.

(73) Represents (i) 8,333 common shares and (ii) 11,842 common shares issuable upon exercise of warrants, including 764 common shares issuable upon exercise of the Representative’s Warrants.

(74) Represents 764 common shares issuable upon exercise of the Representative’s Warrants.

(75) Represents (i) 208,333 common shares and (ii) 121,803 common shares issuable upon exercise of warrants, including 104,166 common shares issuable upon exercise of Incentive Warrants and 4,244 common shares issuable upon exercise of the Representative’s Warrants.

(76) Represents 104,166 common shares issuable upon exercise of Incentive Warrants and 4,244 common shares issuable upon exercise of the Representative’s Warrants.

(77)The percentage of common shares beneficially owned after the offering represents the selling shareholder’s beneficial ownership without taking into account any limitations on exercises of warrants; however, the holder of the warrants may not exercise the warrants to the extent such exercise would cause such holder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (or, at the election of the holder, 9.99%) of our then outstanding common shares following such exercise.

(78) The percentage of common shares beneficially owned after the offering represents the selling shareholder’s beneficial ownership without taking into account any limitations on exercises of warrants; however, the holder of the warrants may not exercise the warrants to the extent such exercise would cause such holder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (or, at the election of the holder, 9.99%) of our then outstanding common shares following such exercise.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions during the Company’s last two fiscal years to which we have been a party, including transactions in which the amount involved in the transaction exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements which are described elsewhere in this prospectus. We are not otherwise a party to a current related party transaction and no transaction is currently proposed, in which the amount of the transaction exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years and in which a related person had or will have a direct or indirect material interest.

Transactions with Related Parties

In October 2019, the Company issued $76,000 (CAD$100,000) in convertible debenture to a director of the Company for cash. The debenture loan was secured by an interest in all of the Company’s right, title, and interest in all of its oil and gas assets, bore interest at a rate of 12% per annum and had a maturity date of September 30, 2021. During the year ended September 30, 2021, the Company repaid the principal loan amount of CAD$100,000 together with accrued interest of $13,090. During the year ended September 30, 2021, the Company recorded interest of $4,026.

In February 2020, the Company issued $76,000 (CAD $100,000) in convertible debenture to the CEO of the Company for cash. The debenture loan waws secured by an interest in all of the Company’s right, title, and interest in all of its oil and gas assets, accrued interest at a rate of 12% per annum and had an original maturity date of February 20, 2022. The debenture was convertible at the holder’s option into units of the Company at $6.57 (CAD$9.00) per unit. Each unit would be comprised of one common share of the Company and one share purchase warrant, and each warrant entitled the holder to acquire one additional common share for a period of three years at an exercise price of $8.76 (CAD $12.00). During the year ended September 30, 2021, the Company extended the maturity date to December 20, 2022. As of September 30, 2022, $73,000 (CAD$100,000) of such convertible debenture was outstanding. During the years ended September 30, 2022 and September 30, 2021, the Company recorded interest of $9,360 and $9,480, respectively. During the year ended September 30, 2022, the Company repaid $34,709 of the loan (CAD$47,546). During the three months ended December 31, 2022, the Company repaid the remaining principal loan amount of $38,291 (CAD$52,454). During the three months ended December 31, 2022 the Company recorded interest of $1,182.

The Company has an employment with the CEO of the Company for an annual base salary of $250,000, with no specified term. The CEO is also eligible on an annual basis for a cash bonus of up to 100% of annual salary. The employment agreement may be terminated with a termination payment equal to three years of base salary and a bonus equal to 20% of the annual base salary. During the years ended September 30, 2022 and September 30, 2021, the Company incurred management fees of $220,834 and $149,806, respectively, to the CEO of the Company. The Company considers this a related party transaction, as it relates to key management personnel and entities over which it has control or significant influence.

On May 1, 2022, the Company entered into an employment with the CFO of the Company for an annual base salary of $50,000, with no specified term. The CFO is also eligible on an annual basis for a cash bonus of up to 100% of annual salary. The employment agreement may be terminated with a termination payment equal to two months of base salary. During the years ended September 30, 2022, the Company incurred salaries of $20,835 to the CFO of the Company. The Company considers this a related party transaction, as it relates to key management personnel and entities over which it has control or significant influence.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital summarizes certain provisions of our Articles. The summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of our Articles, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors are urged to read the exhibits to the registration statement of which this prospectus forms a part for a complete understanding of our Articles.

Authorized/Issued Capital

Our authorized share capital consists of an unlimited number of common shares without par value. As of August 21, 2023, 2,206,014 common shares were issued and outstanding.

Common Shares

Each common share carries the right to attend and vote at all general meetings of shareholders. Holders of the Company’s common shares are entitled to dividends, if any, as and when declared by the Board and to one vote per common share at meetings of shareholders. In addition, upon liquidation, dissolution or winding-up of the Company, holders of common shares may share, on a pro rata basis, the remaining assets of the Company as are distributable to holders of common shares of the Company. The Company may, subject to certain exceptions, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms determined by the Board of Directors. The Company’s common shares are not subject to call or assessment rights, rights regarding purchase for cancellation or surrender, or any pre-emptive or conversion rights.

Options

Our Option Plan provides for us to issue common shares or to grant incentive stock options to employees, officers, members of the Board and consultants. As of August 21, 2023, there were options to purchase up to 81,250 common shares outstanding at a weighted average exercise price of $13.74 per share.

Warrants

As of August 21, 2023, there were warrants to purchase up to 1,118,942 common shares of our stock outstanding at a weighted average exercise price of $9.98 per share.

Transfer Agent and Registrar

Our transfer agent and registrar is TSX Trust Company whose address is 650 West Georgia Street, Suite 2700, Vancouver, British Columbia, Canada, V6B 4N9. TSX Trust Company maintains our registered list of shareholders.

Listing

Our common shares, no par value, are listed on the Canadian Securities Exchange and the Frankfurt Stock Exchange under the symbols “OIL” and “75P”, respectively, and quoted on the OTCQB tier of the OTC Markets Group, Inc. under the symbol “OILCF.”

Shareholder Meetings

We must hold a general meeting of our shareholders at least once in each calendar year and not more than 15 months after the preceding annual general meeting at such time and place as may be determined by the directors. If all shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on that date of the unanimous resolution. The location for a meeting of shareholders shall be determined by the directors and may be within or outside of the Province of British Columbia, Canada.

The Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as an exceptional resolution, a special resolution or a special separate resolution, and any notice to consider approving an amalgamation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in the Company’s Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless the Articles of the Company otherwise provide, at least 21 days before the meeting if and for so long as the Company is a public company.

Limitations on Liability and Indemnification of Directors and Officers

Subject to the Business Corporations Act (British Columbia), the Company must indemnify a director, former director or alternate director of the Company against all judgment, penalty or find award or imposed in, or an amount paid in settlement of, an eligible proceeding. An eligible proceeding means: a legal proceeding or investigative action, whether current, threatened, pending or contemplated, in which a director, former director or alternate director of the Company or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company.

The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act (British Columbia) or the Articles of the Company, or if applicable, any former Companies Act or former Articles, does not invalidate any indemnity to which he or she is entitled pursuant to the Articles of the Company.

TAX CONSIDERATIONS

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the anticipated U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our common shares. This summary addresses only holders who acquire pursuant to this offering and hold common shares as “capital assets” (generally, assets held for investment purposes).

The following summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder (as defined below) as a result of the ownership and disposition of our common shares, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules (including, but not limited to, brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, or governmental organizations, “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund), insurance companies, banks, thrifts and other financial institutions, persons liable for the alternative minimum tax, persons that hold our common shares through an entity, “controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax, entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes, persons that acquired our common shares through the exercise of employee share options or otherwise as compensation or through a tax-qualified retirement plan, persons that will own, or will have owned, directly, indirectly or constructively 5% or more (by vote or value) of our common shares, persons that hold our common shares as part of a hedging, integration, conversion or constructive sale transaction or a straddle, former citizens or permanent residents of the U.S., or persons whose functional currency is not the U.S. dollar).

This summary is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations, administrative pronouncements and rulings of the U.S. Internal Revenue Service (“IRS”) and judicial decisions and the Canada-United States Income Tax Convention (1980), as amended, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. This summary does not describe any state, local or foreign tax law considerations, tax treaties or any aspect of U.S. federal tax law other than income taxation (e.g., estate or gift tax or the Medicare contribution tax). U.S. Holders (as defined below) should consult their own tax advisers regarding such matters.

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership or disposition of our common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to different interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.

As used in this summary of U.S. federal income tax consequences, a “U.S. Holder” is a beneficial owner of our common shares who, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the U.S., (ii) a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (A) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) are authorized to control all substantial decisions of the trust, or (B) the trust has a valid election in effect to be treated as a U.S. person (within the meaning of Section 7701(a)(30) of the Code) for U.S. federal income tax purposes.

The tax treatment of a partner in a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) that holds our common shares may depend on both the partnership’s and the partner’s status, the activities of the partnership and upon certain determinations made at the partnership or partner level. Partnerships (or other entities or arrangements classified as a partnership for U.S. federal income tax purposes) that are beneficial owners of our common shares, and their partners and other owners, should consult their own tax advisers regarding the tax consequences of the ownership and disposition of our common shares.

The following discussion is for general information purposes only, does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of such holder’s circumstances and income tax situation, and is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder. No opinion or representation with respect to the U.S. federal income tax consequences to any U.S. Holder is made. Each U.S. Holder is urged to consult its own tax advisor regarding the particular tax consequences to it pursuant to this offering, including the application of U.S. federal, state and local tax Laws, as well as any applicable non-U.S. tax Laws, to a U.S. Holder’s particular situation, and of any change in applicable tax Laws.

General Rules Applicable to our Common Shares

Distributions on Common Shares

In general, subject to the “passive foreign investment company” (or “PFIC”) rules discussed below, the gross amount of any distribution received by a U.S. Holder with respect to our common shares (including amounts withheld to pay Canadian withholding taxes) will be included in the gross income of the U.S. Holder as a dividend to the extent attributable to our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. We may not calculate our earnings and profits each year under U.S. federal income tax rules. Accordingly, U.S. Holders should expect that a distribution generally will be treated as a dividend for U.S. federal income tax purposes. Subject to the PFIC rules discussed below, distributions on our common shares to certain non-corporate U.S. Holders that are treated as dividends may be taxed at preferential rates provided we are not treated as a PFIC for the taxable year of the distribution or the preceding taxable year, our common shares are readily tradable on an established securities market in the United States and certain other (including holding period) requirements are satisfied. Such dividends will not be eligible for the “dividends received” deduction ordinarily allowed to corporate shareholders with respect to dividends received from U.S. corporations. Any portion of a distribution that is treated as a dividend paid by us will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

The amount of any distribution paid in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will equal the U.S. dollar value of the Canadian dollars calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by the U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder should generally not be required to recognize foreign currency gain or loss in respect of the distribution. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss will be treated as ordinary income or loss and, in the case of a foreign currency loss of a non-corporate U.S. Holder, may be a non-deductible investment expense. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning and disposing of foreign currency.

Distributions on our common shares that are treated as dividends generally will constitute income from sources outside the United States. A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Canadian tax withheld, if any, from distributions received in respect of its common shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Canadian tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules.

Sale, Exchange or Other Taxable Disposition of Common Shares

A U.S. Holder generally will recognize gain or loss on the sale, exchange or other taxable disposition of our common shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis in our common shares exchanged therefor. A U.S. Holder’s adjusted tax basis in our common shares generally will equal the U.S. Holder’s acquisition cost less any prior distributions treated as a return of capital. Subject to the PFIC rules discussed below, such gain or loss will be capital gain or loss and will be long-term capital gain (currently taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of the sale, exchange or other taxable disposition, our common shares have been held by such U.S. Holder for more than one year. If the one-year holding period is not satisfied, any gain on a sale or other taxable disposition of the common shares would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be sourced within the U.S. for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For the purposes of the above calculations, a non-U.S. corporation that owns directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash generally is a passive asset for these purposes, other than certain limited working capital exception. Although we currently do not expect to be a PFIC for our current taxable year, because our PFIC status for any taxable year can be determined only after the end of the year and will depend on the composition of our income and assets and the value of our assets from time to time, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year and any of our subsidiaries, consolidated affiliated entities or other companies, in which we own or are treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders had not received the proceeds of those distributions or dispositions.

In general, if we were a PFIC for any taxable year during which a U.S. Holder holds our common shares, and the U.S. Holder did not make either a timely QEF election or a mark-to-market election (in either case, as described below), gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of our common shares would be allocated ratably over the U.S. Holder’s holding period and the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder realized the gain, or to the portion of the U.S. Holder’s holding period prior to the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income. The amounts allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its common shares exceed 125% of the average of the annual distributions on the common shares received during the preceding three taxable years or the U.S. Holder’s holding period for the common shares, whichever is shorter, such distributions would be subject to taxation in the same manner.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the QEF election under Section 1295 of the Code and the mark-to-market election described below), such elections are available in limited circumstances and must be made in a timely manner. Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC, such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code that apply to “excess distributions” and dispositions described above. However, under the proposed Treasury Regulations, for the purposes of the PFIC rules, the holding period for any of our common shares acquired upon the exercise of a warrant will begin on the date a U.S. Holder acquires the warrant (and not the date the warrant is exercised). This will impact the availability, and consequences, of the QEF election and mark-to-market election with respect to any of our common shares acquired upon the exercise of a warrant. Thus, a U.S. Holder will have to account for any of our common shares acquired upon the exercise of a warrant and any common shares not acquired pursuant to the exercise of a warrant under the PFIC rules and the applicable elections differently. We do not intend to provide the information that would otherwise enable U.S. Holders to make a QEF election, which would have resulted in alternate treatment if we were a PFIC for any taxable year.

If we were a PFIC and if our common shares were “regularly traded” on a “qualified exchange,” as defined by applicable Treasury regulations, a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph; provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related U.S. Treasury regulations. The mark-to-market election is available only for “marketable stock,” which generally includes stock, or shares, that are regularly traded on a national securities exchange that are registered with the SEC or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the common shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. Our common shares would be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of our common shares were traded on a qualified exchange on at least 15 days during each calendar quarter. There is uncertainty on whether our common shares are considered to be so traded. U.S. Holders will not be able to make a mark-to-market election with respect to Lower-tier PFICs, if any. Accordingly, if we were a PFIC for any taxable year even if, a U.S. Holder is able to make a mark-to-market election with respect to our shares, such holder may continue to be subject to the general PFIC rules with respect to its indirect interest in any Lower-tier PFICs.

If a U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our common shares and in which we are treated as a PFIC, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of our common shares at the end of each taxable year over their adjusted tax basis (with such ordinary income not being eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains), and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of our common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in our common shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of our common shares will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as a capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on our common shares will be treated as discussed under “Distributions on Common Shares” above.

If we are a PFIC for any taxable year during which a U.S. Holder owns our common shares, we will continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns our common shares, even if we cease to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year during which a U.S. Holder owned (or was deemed to own) any of our common shares, the U.S. Holder would generally be required to file annual reports with the IRS (whether or not a QEF or mark-to-market election is made). Failure to do so, if required, may subject such U.S. Holder to substantial penalties and will extend the statute of limitations on the assessment and collection of all U.S. federal income taxes of such person for the related tax year until such required information is furnished to the IRS.

The U.S. federal income tax rules relating to PFICs are very complex. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules in their ownership and disposition of our common shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds from the sale or exchange of our common shares that are made within the U.S. or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding (currently at the rate of 24%), unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding, generally on IRS Form W-9. Further a U.S. Holder will generally be subject to backup withholding if it has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn) or such U.S. Holder otherwise fails to comply with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and, if backup withholding results in an overpayment of taxes, may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals (or entities formed or availed of to hold certain “specified foreign financial assets”) may be required to report information relating to their ownership of our common shares unless our common shares are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-U.S. financial institutions). The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to our common shares.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of our common shares in the capital of the Company by a holder who is not, and is not deemed to be, a resident of Canada for the purposes of the Income Tax Act (Canada) (the “Tax Act”), and who holds such common shares solely as capital property and does not use or hold, and is not deemed to use or hold, our common shares in connection with carrying on a business in Canada, referred to in this summary of Canadian federal income tax consequences as a “U.S. Holder.” This summary is not applicable to a U.S. Holder that is an insurer carrying on an insurance business in Canada and elsewhere.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of the Canada Revenue Agency, and the current provisions of the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”). Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any U.S.) tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

Each U.S. Holder is advised to obtain tax and legal advice applicable to such U.S. Holder’s particular circumstances.

Receipt of Dividends

Dividends paid or credited or deemed to be paid or credited to a U.S. Holder by the Company are subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless reduced by the terms of the Canada-U.S. Tax Convention. The rate of withholding tax on dividends paid or credited to a U.S. Holder who is resident in the U.S. for purposes of the Canada-U.S. Tax Convention and entitled to full benefits thereunder is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Company’s voting shares). The Company is required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U.S. Holder.

Disposition of Common Shares

A U.S. Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a common share unless such common share constitutes “taxable Canadian property” (as defined in the Tax Act) of the U.S. Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of the Canada-U.S. Tax Convention.

Provided our common shares are listed on a “designated stock exchange”, as defined in the Tax Act at the time of disposition, our common shares will generally not constitute taxable Canadian property of a U.S. Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the U.S. Holder; (b) persons with whom the U.S. Holder did not deal at arm’s length; (c) partnerships in which the U.S. Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, our common shares may be deemed to be taxable Canadian property. Even if our common shares are taxable Canadian property of a U.S. Holder, such U.S. Holder may be exempt from tax under the Tax Act on the disposition of such common shares by virtue of the Canada-U.S. Tax Convention. In cases where a U.S. Holder disposes, or is deemed to dispose, of a common share that is taxable Canadian property of that U.S. Holder, and the U.S. Holder is not entitled to an exemption from tax under the Tax Act or pursuant to the terms of the Canada-U.S. Tax Convention, the U.S. Holder generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the U.S. Holder of such common shares, as the case may be, immediately before the disposition or deemed disposition.

A U.S. Holder who disposes of a common share that is taxable Canadian property and is not exempt from tax under the Tax Act by virtue of the Canada-U.S. Tax Convention will be obligated to comply with the withholding and reporting obligations imposed under section 116 of the Tax Act and to obtain a certificate pursuant to section 116 of the Tax Act.

Capital Gains and Capital Losses

Generally, a U.S. Holder is required to include in computing income earned in Canada for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the U.S. Holder in such taxation year from the disposition or deemed disposition of taxable Canadian property, which is not exempt from tax under the Canada-U.S. Tax Convention. Subject to and in accordance with the rules contained in the Tax Act, a U.S. Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a particular taxation year from the disposition or deemed disposition of taxable Canadian property against taxable capital gains realized by the U.S. Holder in the year from the disposition or deemed disposition of taxable Canadian property. Allowable capital losses from the disposition or deemed disposition of taxable Canadian property in excess of taxable capital gains realized in a particular taxation year from the disposition or deemed disposition of taxable Canadian property may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years from the disposition or deemed disposition of taxable Canadian property, to the extent and under the circumstances described in the Tax Act.

U.S. Holders who hold our common shares should consult their own tax advisers as to whether their common shares are taxable Canadian property.

THE PRECEDING DISCUSSION OF TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. Each prospective investor should consult its tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of holding and disposing of our common Shares, including the consequences of any proposed change in applicable laws.

CAUTIONARY STATEMENT ON SERVICE OF PROCESS AND THE ENFORCEMENT OF CIVIL LIABILITIES

We are a British Columbia, Canada company. As a result, the rights of holders of our common shares will be governed by the laws of British Columbia, Canada and our Articles. The rights of shareholders under the laws of British Columbia, Canada may differ from the rights of shareholders of companies incorporated in other jurisdictions. Some of our directors and some of the named experts referred to in this prospectus are not residents of the U.S. As a result, it may be difficult for investors to effect service of process on those persons in the U.S. or to enforce in the U.S. judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. Uncertainty exists as to whether courts in British Columbia, Canada will enforce judgments obtained in other jurisdictions, including the U.S., against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in British Columbia, Canada against us or our directors or officers under the securities laws of other jurisdictions.

PLAN OF DISTRIBUTION

Each selling shareholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal Trading Market (as defined herein) in the United States or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. “Trading Market” means any of the following markets or exchanges on which the common shares is listed or quoted for trading on the date in question: the Canadian Securities Exchange, the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange, OTCQB or OTCQX (or any successors to any of the foregoing).

A selling shareholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the selling shareholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The selling shareholder may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM2440.

In connection with the sale of the securities or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling shareholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholders has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common shares by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the issuance of the common shares offered hereby and other matters under the laws of British Columbia, Canada will be passed upon for us by DuMoulin Black LLP, Vancouver, British Columbia, Canada.

EXPERTS

The consolidated financial statements of Permex Petroleum Corporation as of September 30, 2022 and for the year then ended, incorporated by reference in this prospectus and the registration statement, of which it forms a part, have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon (which includes an explanatory paragraph as to the Company’s ability to continue as a going concern) incorporated by reference herein, in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Permex Petroleum Corporation as of September 30, 2021 and for the year ended September 30, 2021, incorporated by reference in this prospectus and the registration statement, of which it forms a part, have been so included in reliance on the report of Davidson & Company LLP, an independent registered public accounting firm, incorporated by reference herein, given on the authority of said firm as experts in auditing and accounting.

Davidson & Company LLP, British Columbia, Canada is registered with both the Canadian Public Accountability Board and the U.S. Public Company Accounting Oversight Board.

Certain estimates of our oil and gas reserves and related information included in this prospectus have been derived from reports prepared by the independent engineering firm, MKM Engineering. All such information has been so included on the authority of such firm as an expert regarding the matters contained in its reports.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including amendments and relevant exhibits and schedules, under the Securities Act covering the common shares to be sold in this offering. This prospectus does not contain all of the information contained in the registration statement that we filed. You should read the registration statement and its exhibits and schedules for further information with respect to us and our common shares. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified by reference to that exhibit for a complete statement of its provisions.

We are subject to the periodic reporting and other informational requirements of the Exchange Act, which requires us to file reports, including annual reports, and other information with the SEC.

All information filed with the SEC, including the registration statement, will be available at the SEC’s web site at www.sec.gov. We will also make our filings available on our website at www.permexpetroleum.com. The information on our website, however, is not a part of this prospectus.

ABOUT THIS PROSPECTUS

Exclusive Information

In evaluating an investment in our common shares, you should rely only on the information contained in this prospectus. We have not authorized any person to provide you with information that is different from that contained in this prospectus.

Industry and Market Data

This prospectus includes information concerning our industry and the markets in which we operate that is based on information from independent industry and research organizations and other third-party sources (including industry publications, surveys and forecasts, and management estimates). Although we believe the data from these third-party sources is reliable, we have not independently verified any third-party information and such third-party sources do not guarantee the accuracy or completeness of such information.

Management Estimates

Management estimates are derived in part from information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets, which we believe to be reasonable. Our estimates involve risks and uncertainties, and are subject to change based on various factors, including those discussed in this prospectus under the heading “Risk Factors.”

These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by our management. See “Cautionary Note Regarding Forward-Looking Statements.”

References

All references to “U.S. Dollars,” “USD” or “$” are to the legal currency of the United States; all references to “CAD$” and “C$” are to the legal currency of Canada. All references to “M$” are in thousands of dollars.

Trademarks, Service Marks, and Trade Names

This prospectus may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the TM, SM, © and ® symbols, but parties may assert, to the fullest extent under applicable law, their rights to these trademarks, service marks, trade names and copyrights.

Date of Information

The information contained in this prospectus is accurate only as of the date of this prospectus. Neither the delivery of this prospectus nor any distribution of securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated by reference into this prospectus or in our affairs since the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

302,449 Common Shares

Permex Petroleum Corporation

PRELIMINARY PROSPECTUS

       , 2023

PART II INFORMATION NOT REQUIRED IN PROSPECTUS.

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses payable by the Company in connection with the issuance and distribution of the securities being registered hereunder. All amounts are estimates except the SEC registration fee.

SEC registration fees		$70.66
Printing expenses	$	*
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Blue sky fees	$	*
Miscellaneous	$	*
Total	$	*

* These fees are calculated based on the number of issuances and amount of securities offered and accordingly cannot be estimated at this time.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Business Corporations Act (British Columbia)

The Company is subject to the provisions of Part 5, Division 5 of the BCBCA.

Under Section 160 of the BCBCA, the Company may, subject to Section 163 of the BCBCA:

(a)	indemnify an individual who:

(i)	is or was a director or officer of the Company,

(ii)	is or was a director or officer of another corporation (A) at a time when the corporation is or was an affiliate of the Company; or (B) at our request, or

(iii)	at our request of the Company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity,

including, subject to certain limited exceptions, the heirs and personal or other legal representatives of that individual (collectively, an “eligible party”), against all eligible penalties, defined below, to which the eligible party is or may be liable; and

(b)	after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, where:

(i)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding,

(ii)	“eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Company or an associated corporation (A) is or may be joined as a party, or (B) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding,

(iii)	“expenses” includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding, and

(iv)	“proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

II-1

Under Section 161 of the BCBCA, and subject to Section 163 of the BCBCA, the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding if the eligible party (a) has not been reimbursed for those expenses and (b) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.

Under Section 162 of the BCBCA, and subject to Section 163 of the BCBCA, the Company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of the proceeding, provided that the Company must not make such payments unless the Company first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited under Section 163 of the BCBCA, the eligible party will repay the amounts advanced.

Under Section 163 of the BCBCA, the Company must not indemnify an eligible party against eligible penalties to which the eligible party is or may be liable or pay the expenses of an eligible party in respect of that proceeding under Sections 160(b), 161 or 162 of the BCBCA, as the case may be, if any of the following circumstances apply:

(a)	if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the Company was prohibited from giving the indemnity or paying the expenses by its memorandum or Articles;

(b)	if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the Company is prohibited from giving the indemnity or paying the expenses by its memorandum or Articles;

(c)	if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the Company or the associated corporation, as the case may be; or

(d)	in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

If an eligible proceeding is brought against an eligible party by or on behalf of the Company or by or on behalf of an associated corporation, we must not either indemnify the eligible party under Section 160(a) of the BCBCA against eligible penalties to which the eligible party is or may be liable, or pay the expenses of the eligible party under Sections 160(b), 161 or 162 of the BCBCA, as the case may be, in respect of the proceeding.

Under Section 164 of the BCBCA, and despite any other provision of Part 5, Division 5 of the BCBCA and whether or not payment of expenses or indemnification has been sought, authorized or declined under Part 5, Division 5 of the BCBCA, on application of the Company or an eligible party, the court may do one or more of the following:

(a)	order the Company to indemnify an eligible party against any liability incurred by the eligible party in respect of an eligible proceeding;

(b)	order the Company to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;

(c)	order the enforcement of, or any payment under, an agreement of indemnification entered into by the Company;

(d)	order the Company to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under Section 164 of the BCBCA; or

(e)	make any other order the court considers appropriate.

II-2

Section 165 of the BCBCA provides that the Company may purchase and maintain insurance for the benefit of an eligible party or the heirs and personal or other legal representatives of the eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Company or an associated corporation.

Company’s Articles

Under Part 21.2 of our Articles, and subject to the BCBCA, the Company must indemnify a director, former director or alternative director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in the Company’s Articles.

Under Part 21.3 of the Company’s Articles, and subject to any restrictions in the BCBCA, the Company may agree to indemnify and may indemnify any person.

Under Part 21.4 of the Company’s Articles, the failure of a director, alternate director or officer of the Company to comply with the BCBCA or the Company’s Articles or, if applicable, any former Companies Act or former Articles, does not invalidate any indemnity to which he or she is entitled under the Company’s Articles.

Under Part 21.5 of the Company’s Articles, the Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

●	is or was a director, alternate director, officer, employee or agent of the Company;

●	is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

●	at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

●	at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

The following is a summary of transactions during the three years preceding this offering, involving offers and sales of our securities which took place outside the United States, unless otherwise stated, and were not registered under the Securities Act.

2023

On June 30, 2023, we completed an early warrant exercise program whereby we amended the exercise price of an aggregate of 1,015,869 Eligible Warrants to $2.86 per share during the Early Exercise Period. Pursuant to the warrant exercise program, an aggregate of 273,410 Eligible Warrants were exercised for aggregate gross proceeds of approximately $781,952. As a result, we issued an aggregate of 273,410 common shares and 273,410 Incentive Warrants. Each Incentive Warrant is exercisable for one common share for a period of five years from June 30, 2023 at an exercise price of $4.50 per share. In connection with the warrant exercise program, we issued an aggregate of 21,872 Representative’s Warrants on the same terms as the Incentive Warrants, to representatives of ThinkEquity LLC, as financial advisor. The offering was exempt from registration under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated by the SEC for purchasers located in the United States and Regulation S promulgated under the Securities Act for purchasers located outside of the United States.

II-3

2022

On March 28 and 29, 2022, the Company closed a brokered private placement of an aggregate of 785,477 units at a price of $9.60 per unit for gross proceeds of $7,540,580. Each unit is comprised of one common share and one common share purchase warrant. Each warrant is exercisable into one common share of the Company for a period of five years at an exercise price of $12.60 per share. ThinkEquity LLC acted as sole placement agent for the private placement and it and/or its designees received five year warrants to purchase up to 78,548 common shares of the Company at an exercise price of $12.60 per share. The offering was exempt from registration under Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated by the SEC for purchasers located in the United States and Regulation S promulgated under the Securities Act for purchasers located outside of the United States.

2021

On June 16, 2021, the Company issued 8,333 common shares of the Company with a fair market value of $34,850 (C$42,500) pursuant to the investor relations service agreement.

On September 30, 2021, the Company issued 416,667 common shares with a value of $2,468,750 (C$3,125,000) and 208,333 share purchase warrants in connection with the acquisition of the Breedlove “B” Clearfork leases. The share purchase warrants have an exercise price $9.60per share (C$12 per share) and are exercisable until October 1, 2031.

On October 7, 2021, the Company granted 55,000 stock options to certain directors and officers of the Company. The stock options are exercisable at a price of $11.40 (C$14.40) per common share and expire October 6, 2031.

On November 4, 2021, the Company completed a non-brokered private placement of 44,117 units at a price of $12.00 (C$16.20) per unit for gross proceeds of $571,760 (C$714,700). Each unit is comprised of one common share and one half of share purchase warrant, and each whole warrant entitles the holder to acquire one additional common share for a period of 24 months at an exercise price of $25.80 (C$32.40). The Company issued two year warrants to purchase up to 2,680 common shares of the Company at an exercise price of $25.80 (C$0.54) as a finders’ fee.

2020

On November 18, 2020, the Company issued 10,938 common shares at fair market value of $20,108 pursuant to a marketing agreement.

On March 16, 2020, the Company granted ten year options to purchase up to 5,000 common shares of the Company to a director of the Company at an exercise price of $2.40 (C$3.00) per common share.

In February 2020, the Company issued a secured convertible debenture in the principal amount of $75,000 (C$100,000) to the Chief Executive Officer and President of the Company. The debenture is secured by an interest in all of the Company’s right, title, and interest in all of its oil and gas assets, matures no later than August 20, 2022 or an earlier date at the request of the holder thereof upon 30 days written notice, and bears interest at a rate of 12% per annum, payable on maturity. The debenture is convertible at the holder’s option into units of the Company at $7.20 (C$9.00) per unit. Each unit will be comprised of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share for a period of three years at an exercise price of $9.60 (C$12.00).

Unless otherwise set forth herein, the offerings were exempt from registration under Regulation S promulgated under the Securities Act for purchasers located outside of the United States.

II-4

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

Exhibit Number	Exhibit Description

3.1	Articles of Permex Petroleum Corporation (Incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 29, 2022)

4.1	Specimen of Share Certificate for Permex Petroleum Corporation’s Common Shares (Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1 filed with the SEC on June 28, 2022)

4.2	Form of Warrant (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 11, 2023)

5.1**	Opinion of DuMoulin Black LLP (including consent)

10.1	Form of Registration Rights Agreement between the Company and various purchasers (Incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 filed with the SEC on June 28, 2022)

10.2+	Employment Agreement by and between the Company and Mehran Ehsan (Incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1 filed with the SEC on June 28, 2022)

10.3+	2017 Stock Option Plan (Incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1 filed with the SEC on June 28, 2022)

10.4+	Executive Employment Agreement by and between the Company and Gregory Montgomery (Incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1 filed with the SEC on June 28, 2022)

16.1	Letter of Davidson & Company LLP dated November 3, 2022 (Incorporated by reference to Exhibit 16.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 4, 2022)

21.1	List of subsidiaries of the Registrant (Incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K filed with the SEC on February 13, 2023)

23.1*	Consent of Marcum LLP

23.2*	Consent of Davidson & Company LLP

23.3**	Consent of DuMoulin Black LLP (included in Exhibit 5.1)

23.4*	Consent of MKM Engineering

24.1**	Power of Attorney (included on the signature page of the Registration Statement)

99.1	Appraisal of Certain Oil & Gas Interests Owned by Permex Petroleum Corporation Located in New Mexico & Texas as of September 30, 2022 (Incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-1 filed with the SEC on February 10, 2023)

99.2	Appraisal of Certain Oil & Gas Interests Owned by Permex Petroleum Corporation Located in New Mexico & Texas as of September 30, 2021 (Incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-1 filed with the SEC on August 8, 2022)

107**	Calculation of Filing Fees Table

* Filed herewith.

** Previously filed.

+ Indicates management contract or compensatory plan or arrangement.

II-5

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-6

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Dallas, Texas on the 29th day of August, 2023.

PERMEX PETROLEUM CORPORATION

By:	/s/ Mehran Ehsan
Name:	Mehran Ehsan
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities held and on the dates indicated.

Signature		Date

/s/ Mehran Ehsan	Chief Executive Officer, President and Director (Principal Executive Officer)	August 29, 2023
Mehran Ehsan

*	Chief Financial Officer (Principal Financial and Accounting Officer)	August 29, 2023
Gregory Montgomery

*	Chief Operating Officer and Director	August 29, 2023
Barry Whelan

*	Director	August 29, 2023
Scott Kelly

*	Director	August 29, 2023
Douglas Charles Urch

*	Director	August 29, 2023
James Perry Bryan

*	Director	August 29, 2023
John James Lendrum

*	Director	August 29, 2023
Melissa Folz

* By:	/s/ Mehran Ehsan
Mehran Ehsan, Attorney-In-Fact

II-7